Follow-Up Materials


06012943

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BlueScope Steel Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

FILE NO. 82- 34676 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: [signature]

DATE : 5/1/06





BLUESCOPE
STEEL

GROWTH.
RESULTS







BLUESCOPE STEEL LIMITED
ANNUAL REPORT 2004/05



EXPERTISE. IMAGINATION

OUR CUSTOMERS SEEK NEW PRODUCTS AND NEW THINKING.
BY VALUING IMAGINATION, WE GROW OUR REVENUE.
OUR CUSTOMERS ARE OUR PARTNERS.

REVENUE $8.0 BILLION 2005

$5.8B 2004

$5.3B 2003

Wendy Wang from Butler China at the award-winning Qantas jet hangar, Canberra, Australia.

NET PROFIT AFTER TAX

$452M 2003

$584M 2004

$1.0 BILLION 2005

Brett Everson at Port Kembla, one of the world's finest Steelworks.

SKILL. INTEGRITY

OUR STRONG FINANCIAL POSITION.
REFLECTS THE CALIBRE OF OUR PEOPLE.
OUR PEOPLE ARE OUR STRENGTH.



REWARD. BELIEF

WE REWARD OUR SHAREHOLDERS' FAITH WITH ONGOING VALUE.
OUR SHAREHOLDERS ARE OUR FOUNDATIONS.



Steel is used in many innovative, dynamic structures. Melbourne, Australia's CityLink sound tunnel showcases BlueScope Steel's flat plate product.


TOTAL DIVIDENDS
62CENTS 2005
40C 2004
29C 2003

INVOLVEMENT. RESPECT


CAPITAL INVESTMENT $660M
TAX PAID $310M

Tsunami relief housing, featuring roofing and trussing donated by BlueScope Lysaght, Phuket, Thailand.

WE CONTRIBUTE TO EMPLOYEES, BUSINESSES AND GOVERNMENTS IN MANY COMMUNITIES, ADDING TO WEALTH AND PROVIDING OPPORTUNITY.

OUR COMMUNITIES ARE OUR HOMES.


COMMUNITY DONATIONS $2.2M
SUPPLIERS, SERVICES & UTILITIES $2.1B
WAGES & SALARIES $1.3B

CHAIRMAN'S MESSAGE

DELIVERING ON COMMITMENTS

PERFORMANCE

I am very pleased to report that 2004/05 has been another outstanding year for BlueScope Steel. Our team's performance over the three years since public listing has been among the best on the Australian Stock Exchange ASX 100 for all industries.

When BlueScope Steel listed three years ago, we committed to operate by the guiding principles of Our Bond and to reward our shareholders. We have met those commitments.

In the past year, revenue has grown by 38% to a record $7.98 billion, demonstrating the strength of the relationships we have built with existing customers, and with new ones.

Net profit after tax was up 72% to $1.007 billion, a reflection of the strength of global steel markets and the performance of BlueScope Steel's people. We are proud to be one of a select group of ASX-listed companies to have achieved a profit of over $1 billion in 2004/05. Earnings per share increased by 77% to $1.37 per share, compared to 78 cents last year.

SHAREHOLDERS

During the year we continued to reward our shareholders. We declared a final dividend of 24 cents per share and a special dividend of 20 cents per share, both fully franked.

For the year, ordinary and special dividends totalled 62 cents per share, compared with 40 cents per share last year. All were fully franked. Return on invested capital increased to 25.4%, up from last year's strong result of 18.5%, and total shareholder return for the year was 30%, paid and declared in respect to 2004/05. In the last three years, $1.58 billion has been invested in share buybacks or dividends, which demonstrates our focus on returns to shareholders.

EMPLOYEES AND COMMUNITIES

BlueScope Steel is committed to providing safe workplaces. The involvement in safety audits by 78% of our 17,500 employees worldwide is evidence of their commitment.

Our Bond emphasises community respect and involvement. In 2004/05 this was underscored by donations of $2.2 million to community causes. This included a major tsunami relief initiative totalling over $1.26 million, with a large proportion donated directly by our employees. BlueScope Steel undertook many other community projects across Asia, New Zealand and the United States, as well as Australia.

It is interesting to reflect on how the $8 billion dollars of revenue we generated in 2004/05 was distributed. $1.3 billion was paid in wages and salaries. $340 million was paid to shareholders as dividends, $330 million was used for share buybacks, $2.1 billion was spent on suppliers, services and utilities, $310 million was paid in income tax, and $660 million was re-invested in our Company's growth projects, with a view to our future prosperity.

CAPITAL MANAGEMENT

We are proud of BlueScope Steel's capital management record. Since public listing, our total return to shareholders, including ordinary and special dividends, and share buybacks to date is $2.09 per share – representing a 77% pay out ratio. A great advantage of our public listing has been the ability to re-invest in the business for future profitable growth. Over the past three years, we have invested more than $1.5 billion. This includes $724 million in 2004/05, with approximately $700 million anticipated in the 2005/06 financial year. By comparison, in the four years prior to listing, the average amount of capital invested each year was $120 million.

Your Directors believe that BlueScope Steel has continued to meet the short and long term interests of shareholders with an appropriate balance between dividends, share buybacks and long-term growth investments. This is reflected in the fact that, in the period from our public listing on July 15 2002 to June 30 2005, our Total Shareholder Return (growth in share price plus dividends) has been among the highest of any ASX 100 company.


1.37
.778
.571
03 04 05

EARNINGS PER SHARE ($)

FROM OUR PUBLIC LISTING TO 30 JUNE 2005, BLUESCOPE STEEL HAS BEEN AMONG THE BEST PERFORMING STOCKS ON THE ASX.







Pedestrian bridge on Hume Freeway, Lalor, Victoria

STRATEGY

We are implementing a strategy that will make BlueScope Steel a unique steel company: one that embodies excellence in steelmaking, and also delivers a broad range of innovative, valued steel products and solutions.

So, with three years of outstanding results, and a long-term investment strategy that will help buffer us against steel price volatility, we are well on the way to establishing our credentials. We hope you now regard BlueScope Steel as a core holding in your share portfolio.

GOVERNANCE

BlueScope Steel complies with the ASX principles of Good Corporate Governance and Best Practice Recommendations. I believe the leadership shown by our Board of Directors, the values and standards that have been set, and the strategic guidance the Board has provided are of a high order.

We will continue to reward shareholders. In keeping with the principles of Our Bond, we will also continue to care for our employees, value our relationships with customers, and respect the communities in which we do business. I believe our future success will reflect our Company's adherence to these ideals.

I would like to thank our 17,500 employees for their performance, Managing Director and CEO Kirby Adams and his team for their strong leadership, and my Board colleagues for their contribution.

GRAHAM KRAEHE AO, CHAIRMAN

CREATING OUR FUTURE

MANAGING DIRECTOR AND CEO'S REPORT

This past financial year has been an extraordinary one for BlueScope Steel – a year in which we again rewarded our shareholders as we grew. Indeed, the year has been defined by growth. Revenue was up 38%, while NPAT was up 72% to $1.007 billion.

IN 2006, WE WILL SEE THE FIRST BENEFITS OF A RE-BALANCED PORTFOLIO, AS WE ARE NOW MIDWAY THROUGH OUR $2 BILLION GROWTH PROGRAM, INVOLVING OVER 20 PROJECTS IN EIGHT COUNTRIES.

The current 2005/06 financial year will be an exciting period for your Company – the beginning of the phase in which we deliver on our mid and downstream growth initiatives. We have commenced operations at our second metallic coating facility in Thailand, and a number of major projects will follow, including our metallic coating and painting facility in Vietnam, which is due for start-up early in the 2006 calendar year. Supporting our growth is strong underlying cashflow, and a robust balance sheet.

SAFETY

We also care for 17,500 employees and contractors in 84 manufacturing sites across 17 countries. BlueScope Steel continues to run a major safety program and we continue our drive for Zero Harm. Key indicators are very encouraging. Our lost time injury frequency rate (LTIFR) was a record low of less than one lost time injury per million hours worked during the year. Our medical treatment injury frequency rate (MTIFR) was 9.2 medically treated injuries per million hours worked including our Butler operations, and 4.4 excluding Butler. Our Asian businesses were most impressive in this area, achieving 16 million working hours without any lost time through injury.

However, our safety achievements were marred by a tragic death. In the days following this fiscal year, an employee at our New Zealand Steel business was fatally injured at work. I have sent our deepest condolences to his family, friends and colleagues, and our recent Stop for Safety again emphasised the importance of safety and equipment isolation. Our goal of Zero Harm is the responsibility of us all. Every day, everywhere, without exception.

OUTSTANDING FINANCIAL PERFORMANCE

On behalf of our 17,500 employees, we have an outstanding set of results to report to our owners. Our total revenue was a record $7.98 billion, up $2.2 billion, or 38%, on the previous year. Of this amount, $1.2 billion was contributed by our recently acquired Butler businesses. Demand for our excellent BlueScope Steel products has been strong in all markets.

Despatches were up 5% on the previous year, and EBIT was up $570 million, to a record $1.388 billion.

NPAT was a record $1.007 billion, while earnings per share was $1.37, enhanced by our share buyback programs. Return on invested capital was a robust 25.4%, with return on equity 30%, after tax. Net operating cashflows were up 37% to $1.2 billion. We used this cash in a balanced way, committing $660 million dollars to capital expenditure and investments, with $670 million returned to our shareholders.

KIRBY ADAMS,
MANAGING DIRECTOR AND CEO




25.4
18.5
14.5
03 04 05


AFTER TAX
RETURN ON
INVESTED
CAPITAL (%)


1,388
818
611
160
02 03 04 05
EBIT ($MILLION)

THE NEXT FEW YEARS WILL BE EXCITING ONES, AS WE DELIVER ON OUR MIDSTREAM AND DOWNSTREAM GROWTH INITIATIVES AND FURTHER IMPROVE OUR STEELMAKING ASSETS.

One of our objectives has been to align the interests of our employees with the interests of you, our owners. Share ownership among employees is now approaching 100%. We believe a genuine sense of ownership among our employees is contributing to our Company's strong performance.

OUR GROWTH STRATEGY

Our renewal strategy continues, with significant growth initiatives ahead and underway. Many are now familiar with our program of faster growth for our mid and downstream businesses. Our aim is to re-balance our portfolio of businesses, thereby reducing cyclical risk. We are on schedule in our efforts to change the profile of your Company.

In the current year, we will see the first benefits of a re-balanced portfolio, as we deliver on this strategy. We are now midway through our $2 billion growth program, which involves over 20 major projects in eight countries.

We have commissioned our new $80 million metallic coating facility in Thailand. Our $160 million metallic coating and painting facility in Vietnam will start up early in the 2006 calendar year, with our $280 million China metallic coating and painting facility commencing operations in the middle of the 2006 calendar year.

During the year, we announced a $100 million investment program for India – a country that is entering a period of vigorous economic growth. Our downstream earnings will be boosted by a number of new facilities around the world, including our Western Sydney COLORBOND® facility, new rollforming and pre-engineered building (PEB) facilities in China, our new Butler Manufacturing plant in Jackson, Tennessee, and the Western Australia Service Centre. We are also expanding our Vistawall extrusion plant in Tennessee.

The resultant portfolio will comprise a unique multi-national franchise, with greater balance and diversification in terms of geography, products and markets. BlueScope Steel is uniquely positioned as the only pan-Asian provider of steel building solutions.

A crucial part of this strategy is business excellence. Consequently, we continue our drive for excellence in areas such as cost reduction and capital efficient capacity increases. We continuously work on improving our offers to customers, improving technical support, delivery reliability and lead times, and managing volatility. New products are another focus in our drive for excellence, with great energy directed into research and development, product development and extensions, along with new global alliances and acquisitions.

ACHIEVING OUR BUSINESS GOALS

Last year, we achieved many of our demanding goals with strong performance across our geographic footprint. We have now attained market leadership in a number of segments around the world, including PEBs in North America and China, downstream steel solutions in Asia and Australia, and an unmatched network of metallic coating, painting and rollforming facilities.

Our Asian businesses achieved stable profit performance, despite being faced with higher costs. This segment's performance was affected by an increase of $19 million in pre-operating costs related to projects underway in China, India, Thailand and Vietnam. Higher feedstock costs were offset by increased prices, and the segment exceeded $1 billion in revenue for the first time. Our employees in Asia are continually pushing for growth in this energised region, which we consider a core growth corridor.

In North America, we are working hard to build and transform our downstream businesses. Revenue for this business unit exceeded $1 billion, with the first half year showing a reasonable turnaround, while the second half was disappointing. However, even as this transformation is completed, the benefits of Butler and Vistawall capabilities are being felt across the company, particularly in Asia, where PEB markets are growing.





From left: Executive Leadership Team members Ian Cummin and Brian Kruger with Kirby Adams.

The stand out performance during the past year was from our three upstream steelmaking businesses. These operations responded with vigour to the high product margins experienced in the steelmaking industry, and generated revenue of almost $4 billion. Super-profitability was achieved by Port Kembla Steelworks, New Zealand Steel and the 50% owned North Star BlueScope Steel in Ohio, USA. Total EBIT for this group was a record $1.521 billion, up 143% on last year. Production and safety records were set by all these businesses, while our North Star BlueScope Steel joint venture also cleared its debts and paid its first dividend to BlueScope Steel. Customers once again voted this business 'the number one flat rolled steel supplier in North America', in the prestigious Jacobson survey. I congratulate all those involved in our very successful steelmaking operations in Australia, New Zealand and North America.

Our downstream coated, painted, packaging, building products and steel solutions businesses in Australia dealt with a number of challenges during the year, including much higher input costs, strike actions and restructures. The second half saw a recovery, due to price increases, while our decision to exit the export packaging products business resulted in $25 million of restructuring costs. Demand for our colourful products remains strong, particularly in non-residential markets in Australia.

OUTLOOK

The 2004/05 financial year has been an exceptional one – the best in our Company's 87 year history. In the coming year, we expect strong demand for our products to continue. However, BlueScope Steel will again be affected by external cost pressures such as raw materials and freight. As a result of the mismatch between raw material prices and steel prices, we are absorbing an increase of approximately $600 million, or 90%, in raw material costs, and this cannot be entirely recovered this year. But by achieving increases in prices and production volumes, commissioning many new projects, and improving the performance of our acquisitions, we are working to make 2005/06 at least our second-best year ever.

Recent forecasts of GDP growth rates for the 2006 financial year indicate continuing good levels of growth in Australia, New Zealand, the USA, China and South East Asia. China's GDP is expected to grow at greater than 5%, with global GDP growth exceeding 3%. These forecasts confirm the economic premise on which our growth strategy is based, and suggest our regional economy will continue to be the fastest growing steel products market in the world.

In October 2004, I addressed the Board of the International Iron and Steel Institute on ways in which our global steel industry could improve itself. As Institute Chairman, I called for greater industry consolidation, and for a more responsible approach to capacity expansion. It is heartening to see evidence of these trends at play in the global steel industry. For example, China, which now has steel companies that are members of the IISI, has announced measures in both these areas. As a supplier to China's building and construction markets, we welcome moves that contribute to more stable growth.

BlueScope Steel achieved more last year than most would have anticipated. So I thank our shareholders for investing in BlueScope Steel, our customers for their continuing confidence and business, and our communities for hosting our operations and continuing to use our beautiful and colourful steel products and solutions.

Finally, I would like to acknowledge the efforts of our employees. BlueScope Steel's achievements reflect the high calibre of our people. With few exceptions, they are talented, dedicated, and innovative. They are team players and people of integrity. And importantly, they care for their colleagues, our customers, their communities, and our shareholders. I thank them all for these extraordinary results.

KIRBY ADAMS,
MANAGING DIRECTOR AND CEO



OUR BOND

WE AND OUR CUSTOMERS PROUDLY BRING INSPIRATION, STRENGTH AND COLOUR TO COMMUNITIES WITH BLUESCOPE STEEL.

OUR CUSTOMERS ARE OUR PARTNERS
Our success depends on our customers and suppliers choosing us. Our strength lies in working closely with them to create value and trust, together with superior products, service and ideas.

OUR PEOPLE ARE OUR STRENGTH
Our success comes from our people. We work in a safe and satisfying environment. We choose to treat each other with trust and respect and maintain a healthy balance between work and family life. Our experience, teamwork and ability to deliver steel inspired solutions are our most valued and rewarded strengths.

OUR SHAREHOLDERS ARE OUR FOUNDATIONS
Our success is made possible by the shareholders and lenders who choose to invest in us. In return, we commit to continuing profitability and growth in value, which together make us stronger.

OUR COMMUNITIES ARE OUR HOMES
Our success relies on communities supporting our business and products. In turn, we care for the environment, create wealth, respect local values and encourage involvement. Our strength is in choosing to do what is right.



Employees at Port Kembla Steelworks.

INVESTING FOR GROWTH

OUR STRATEGY IN ACTION.





Our products are highlighted in (from left): BlueScope Lysaght office in Indonesia – a BUTLER® pre-engineered building; the Landcare building in New Zealand.

WE CONTINUE OUR PUSH INTO HIGH-VALUE STEEL MARKETS WITH OUR BRANDED STEEL SOLUTIONS.

Since our listing on the Australian Stock Exchange in 2002, BlueScope Steel has designed and implemented an investment strategy that differentiates us from many other steel companies. A brief summary of our operations will assist your understanding of this strategy.

Our Company manufactures steel slab, hot rolled coil and plate at our three steelmaking facilities. We call these our 'upstream' businesses. However, we differ from many steel companies in that we retain a large proportion of our steel and further process it, primarily into building products, while we also supply the automotive, manufacturing, whitegoods and packaging sectors in Australia.

This processing and marketing is done through BlueScope Steel businesses such as Australian Manufacturing Markets; BlueScope Lysaght; our Asia Coated and Building Products businesses including BlueScope Buildings; and Butler Buildings in North America.

We call these our 'downstream' businesses, and they market our brands such as COLORBOND® and ZINCALUME® steel, LYSAGHT® steel building solutions, and BUTLER® pre-engineered buildings (PEB) to intermediate suppliers, and directly to end-use customers.

Over the last three years, we have invested heavily in our downstream businesses, pushing further into high value-added, branded steel products. This investment strategy aims to capture the profit margins that accumulate as we retain steel and add progressively greater value to it.

For example, in April 2004 we acquired Butler Manufacturing, an iconic PEB business in North America and a market leader in China. So, in this niche, we now occupy every stage of the value chain. We make steel, we make building products from that steel, and we design, market and supply buildings made from those products.

Importantly, the margins on value-added steel products are less volatile than those obtainable on commodities such as steel slab and hot rolled coil. Therefore, we expect our investment strategy to help insulate BlueScope Steel against the effects of future volatility in global steel pricing. As a large part of our new capital investment is in Asia, we are also aligning our growth with that of the world's fastest growing economies.

The global steel market has been historically volatile, and this has driven capital away from steel companies. Our aim is to reduce the effects of this volatility, enhancing stable growth, and making BlueScope Steel a prosperous, long-term home for our shareholders' capital.

It is this which makes us a different kind of steel company.

EXECUTIVE LEADERSHIP TEAM



Clockwise from top left:
Kirby Adams, Noel Cornish,
Brian Kruger, Lance Hockridge,
Ian Cummin, Mike Courtnall
and Kathryn Fagg.

KIRBY ADAMS is Managing Director and Chief Executive Officer of BlueScope Steel. Mr Adams was appointed to the Board on 10 May 2002, having been Chief Executive Officer of BHP Steel since March 2000.

NOEL CORNISH is President of Australian and New Zealand Industrial Markets, with responsibility for the Port Kembla Steelworks and New Zealand Steel businesses. For the previous three years he was President of our Coated Products business in Australia.

BRIAN KRUGER is President of Australian Manufacturing Markets. This unit comprises our Illawarra Coated Products business, including the Springhill facility, our Western Port operation and our Service Centre network. Mr Kruger succeeded Mr Cornish in this role in July 2005, having previously been Chief Financial Officer.

LANCE HOCKRIDGE is President of our North America business unit. This unit comprises North Star BlueScope Steel, Butler Buildings, Vistawall and Castrip LLC. Mr Hockridge has held this position since April 2005. He was previously President of Industrial Markets, a position he held since 2000.

KATHRYN FAGG is President of Australian Building and Logistics Solutions. This business unit comprises BlueScope Lysaght, BlueScope Water, Logistics and International Trade Services. Ms Fagg is also responsible for Information Systems and corporate brand management.

MIKE COURTNALL is President of Asian Building and Manufacturing Markets. He has been responsible for BlueScope Steel's Asian businesses since 2000.

IAN CUMMIN is responsible for People and Performance. This role includes Human Resources, Safety and Corporate Affairs.


BLUESCOPE
STEEL


BLUESCOPE
LYSAGHT


NEW ZEALAND
STEEL


BLUESCOPE
BUTLER


BLUESCOPE
BUILDINGS


BUTLER

Colorbond


clean Colorbond

Zincalume


COLOR
STEEL


LYSAGHT


THE
VISTAWALL
GROUP

Xlercoil Xlerplate Galvabond PrimaMaju PrimaDesa

waterpoint Slimline waterpoint Classic HydroRib


Pioneer
Water Tanks
"Built Stronger To Last Longer"

BUILDING BRANDS

WE CONTINUE TO BUILD VALUE BY LEVERAGING ESTABLISHED BRANDS AND INTRODUCING NEW ONES.

Product development and brand building are critical to our future growth. BlueScope Steel offers many highly regarded brands to the market, and these represent important assets to our business. In Australia, our core brands – COLORBOND®, ZINCALUME®, and XLERPLATE® steels and the LYSAGHT® range – are market leaders in the building, construction, and manufacturing industries.

Our BlueScope Water business adds more brands to our portfolio, including HYDRORIB® drainage pipes, WATERPOINT® rainwater tanks, AGRIRIB® low-pressure irrigation pipe, and GALAXY™ water tanks. While our Butler Manufacturing business brings us the iconic BUTLER® brand, as well as the VISTAWALL™ architectural product range. Region-specific brands, such as new Clean COLORBOND® steel, enhance our reputation as a provider of solutions for demanding conditions.

We are constantly looking for ways to leverage our brands. Two examples are fencing made from COLORBOND® steel and our TRUECORE® steel house framing. We are also expanding our renowned LYSAGHT® range of steel building solutions across our global footprint.

During the year, we introduced a customer partnership program to further increase the value of the BlueScope Steel brand. The program, named 'Steel By' allows our customers to benefit from our Company brand through the inclusion of the BlueScope Steel partnership logo in their promotional material. This logo is accompanied by the statements: 'Steel Manufactured By BlueScope Steel' or 'Steel Supplied By BlueScope Steel.'

BUSINESS OVERVIEW
BLUESCOPE STEEL BUSINESS SEGMENTS







CORPORATE AND GROUP

HIGHLIGHTS

- Record results for Net Profit After Tax of $1.007 billion, and Earnings per Share of $1.37.
- Rewarded shareholders with total dividends announced for FY2005 of 62 cents per share, fully franked.
- Share buyback programs achieved 24.4 million net reduction in shares, resulting in 3% improvement in future earnings per share.
- Lost time injury frequency rate for Group was a record low 0.8 hours lost per million hours worked during year.
- $2 billion growth program underway involving over 20 major projects in eight countries.

COATED AND BUILDING PRODUCTS ASIA

KEY CUSTOMERS: Building and construction industries and general manufacturers.

HIGHLIGHTS

- 40th anniversary of operations in Asia.
- Announced $100 million investment in India to construct three new manufacturing facilities at Pune, Chennai and New Delhi.
- BlueScope Steel China team secured contract to supply steel building products for world's tallest building, under construction in Shanghai.
- Asia-wide launch of new, improved Clean COLORBOND® steel.
- Entered into alliance with Nippon Steel for marketing of corrosion-resistant SuperDyma™ steel.
- Investments in major capital projects in Thailand, Vietnam and China underway.

EXTERNAL DESPATCHES ('000s of tonnes)

Domestic	600
Export	74
REVENUE	$1.05 billion
EBIT	$82 million
NET OPERATING ASSETS (pre-tax)	$878 million
RETURN ON NET ASSETS (pre-tax)	11.5%

TOTAL SALES % (TONNES)

ASIA
100

COATED AND BUILDING PRODUCTS AUSTRALIA

KEY CUSTOMERS: Building, construction, automotive and packaging industries and general manufacturers.

HIGHLIGHTS

- Springhill achieved annual despatch record (1.005 mt) – the third consecutive annual record and first time 1.0 mt reached.
- Four year site-based Enterprise Bargaining Agreement (EBA) at Western Port certified.
- New products launched included W-Dek, Quikform and new improved ZINCALUME®.
- Construction of new state of the art COLORBOND® facility in western Sydney.
- BlueScope Water urban rainwater tank and drainage pipe production facilities established in Victoria, NSW and Queensland. Perth-based Pioneer Water Tanks acquired.

EXTERNAL DESPATCHES ('000s of tonnes)

Domestic	1,915
Export	477
REVENUE	$3.19 billion
EBIT	($116 million)
NET OPERATING ASSETS (pre-tax)	$1.427 billion
RETURN ON NET ASSETS (pre-tax)	(8.7%)

TOTAL SALES % (TONNES)

AUSTRALIA	ASIA	REST OF WORLD
80	10	10



HOT ROLLED PRODUCTS

KEY CUSTOMERS: Engineering, construction, mining and manufacturing industries and export customers who re-roll our steel.

HIGHLIGHTS

- Port Kembla maintained near-record raw steel production (5.123 mt).
- Achieved record annual hot rolled coil production (2.522 mt).
- Record annual production (1.824 mt) and record annual despatches (1.778 mt) at North Star BlueScope Steel.
- North Star BlueScope Steel voted number one flat rolled steel supplier in North America for third consecutive year in the Jacobson survey of steel customers.

EXTERNAL DESPATCHES ('000s of tonnes)

	Port Kembla	North Star	Total
Domestic	1,050	883	1,933
Export	1,377	6	1,383

REVENUE $3.94 billion*

EBIT $1.338 billion

NET OPERATING ASSETS
(pre-tax) $2.03 billion

RETURN ON NET ASSETS
(pre-tax) 66.5%

* excludes North Star BlueScope Steel

TOTAL SALES % (TONNES)

60 | 20 | 20

AUSTRALIA | AMERICAS | REST OF WORLD



NEW ZEALAND STEEL

KEY CUSTOMERS: Building and construction industry, roll-formers and manufacturing industries.

HIGHLIGHTS

- Record sales revenue of $756 million.
- Strong results in both domestic and export markets, with record domestic despatches of 315,000 tonnes.
- Three year Employment Contract agreed, with no lost time or industrial action.
- Improvements to management systems and replacement of ageing finance, maintenance and supply systems to support improved productivity.

EXTERNAL DESPATCHES ('000s of tonnes)

Domestic	315
Export	276

REVENUE $756 million

EBIT $183 million

NET OPERATING ASSETS
(pre-tax) $474 million

RETURN ON NET ASSETS
(pre-tax) 39.3%

TOTAL SALES % (TONNES)


50
20
20
10
NEW ZEALAND/PACIFIC
AUSTRALIA
AMERICAS
ASIA



COATED AND BUILDING PRODUCTS NORTH AMERICA

KEY CUSTOMERS: Consumers of pre-engineered buildings (PEB) and aluminium and glass architectural products.

HIGHLIGHTS

- Integration completed, and transformation of business underway with establishment of five regional profit centres and new management team.
- Work performance system implemented to increase production capability, reduce costs and improve inventory management.
- Robust Vistawall business continues to grow well.
- Production at high-cost Galesburg facility ceased in April.

EXTERNAL DESPATCHES ('000s of tonnes)

Domestic	177
Export	10

REVENUE $1.135 billion

EBIT ($20 million)

NET OPERATING ASSETS
(pre-tax) $234 million

RETURN ON NET ASSETS
(pre-tax) (8.4%)

TOTAL SALES % (TONNES)


100
AMERICAS

DIVERSE. ENERGISED

THROUGH OUR BUSINESSES IN ASIA, WE ARE ALIGNING OUR GROWTH WITH SOME OF THE WORLD'S MOST VIGOROUS ECONOMIES.

ASIA COATED AND BUILDING PRODUCTS

The world's economic centre of gravity continued its shift toward Asia in 2004/05. We are extremely well positioned in this exciting region, and have continued investing in our Coated and Building Products Asia business, growing our painting, metallic coating, rollforming and pre-engineered buildings (PEB) operations across Asia.

BlueScope Steel is Asia's leading PEB manufacturer, and our rollforming, painting and metallic coating network is the region's most extensive. We are a leading Australian investor in Asia, and in 2004/05 we achieved a major milestone with 40 years experience 'on the ground' in the region. Our Asian business unit consists of metallic coating and painting operations in Thailand, Indonesia and Malaysia; BlueScope Buildings (formerly Butler and Lysaght) facilities in China; and BlueScope Lysaght operations in eight other countries in Asia.

In the 2004/05 financial year we continued expanding our business platform to further capitalise on Asia's economic growth. We have a number of exciting new projects in the region. These include an additional metallic coating line in Thailand, and metallic coating and painting facilities in Vietnam and China, which will double our capacity to approximately one million tonnes. We have also approved major projects in China, Thailand and India to manufacture the LYSAGHT® and BUTLER® range of building solutions. In total, BlueScope Steel has now committed over $710 million to investments in Asia in the last two years.

For Coated and Building Products Asia, 2004/05 saw a pause in the continuous profit growth of the preceding five years. This is a result of increased business development and pre-production costs, adverse foreign exchange movements and profit from asset sales impacting on the previous year's results.

EBIT for the year was $82 million, down from $104 million in 2003/04. Higher steel purchase prices were offset by increased selling prices.

In 2004/05, sales revenue was $1.051 billion, up from $699 million the previous year, greatly assisted by the full-year contribution and higher selling prices of BUTLER® PEBs. The full year effect of our Butler Manufacturing acquisition was significant, with the Butler business in China contributing EBIT of $16 million. Volumes increased year on year predominantly due to Butler. Growth in the coating lines was constrained by capacity.

Our investment strategy recognises the strong long-term growth potential of Asia's economies. We are creating new markets across Asia for premium steel building products such as Clean COLORBOND® steel and ZINCALUME® steel, and advanced solutions such as LYSAGHT® building products and BUTLER® PEBs.

Our approach to growing local markets requires continued investment to meet demand for steel products. We expect to reap benefits as our new downstream operations begin to generate earnings from the rapidly growing Asian construction market over the coming few years.

Our businesses in Asia delivered many highlights in 2004/05. The BlueScope Steel China team secured the contract to supply steel building products for the world's tallest building. We executed a successful Asia-wide launch of new, improved Clean COLORBOND® steel, and we enhanced our reputation for quality through an alliance with Nippon Steel Corporation for the marketing of corrosion-resistant SuperDyma™ steel. In addition, we have continued to implement an Enterprise Resource Planning (ERP) platform for our businesses in Asia. Malaysia and Indonesia are operating under this system, while ERP work continued in China and Vietnam.

We now employ over 3,000 people across Asia, including sales engineer Pang Howe Koh, in Singapore, (below) and marketing executive Rachimi Hidayat, in Cibitung, Indonesia (bottom left). Our steel building products feature in many examples of contemporary architecture throughout the region.











Clockwise from top left: BlueScope Lysaght Indonesia employee Ardhian Yoga Oetoro; a unique expression of COLORBOND® steel rollformed into tiles in Indonesia; Suzhou facility under construction in China.





CHINA

BlueScope Steel is well positioned to grow in the expanding Chinese steel building products and pre-engineered buildings markets. We began in-country operations in China in 1995, and now run six manufacturing plants across the country, as well as one in Taiwan, with three more facilities being developed.

In 2004/05, building construction continued on our $280 million metallic coating and painting facility at Suzhou, 80 km west of Shanghai. An impressive facility is taking shape, and commissioning is planned for the middle of 2006 calendar year. During the year, we achieved an important step with the successful launch of our ZINCALUME® steel brand into China.

We also merged our Butler and Lysaght operations, with the integrated BlueScope Buildings China business managed by one team. Accordingly, we approved our Company's first combined BUTLER® PEB-LYSAGHT® facility. The plant, located in Guangzhou, will cost $45 million. Site works are progressing, registrations and approvals are complete, and the project is on schedule for completion by the middle of 2006 calendar year.

During the year, we expanded our BlueScope Buildings Tianjin site into a full-service PEB operation, investing in a new beam fabricating line with a capacity of 12,000 tonnes per annum. The $8 million Tianjin project was completed on time and under budget. To meet the ever-increasing demand for sophisticated building products, we approved a $16 million expansion of our Langfang facility to produce architectural and sandwich panels for premium facade applications.

In 2004/05 our China team successfully bid for a Shanghai World Finance Center contract, calling for supply of 220,000 square metres of LYSAGHT 3W-DEK. The structural decking product will form part of the flooring system in what will become the world's tallest building. This 101-storey Shanghai project is yet another showcase for BlueScope Steel in China, and enhances our reputation for steel building products of the highest quality.

During the year, the Chinese government tightened funding available to local companies, and this policy altered our BlueScope Buildings China customer base. Sales to large Chinese companies have fallen, but we have increased sales to foreign-owned direct investors.


530
569
699
1,051
71
84
104
82
02 03 04 05
02 03 04 05
REVENUE ($MILLION)
EBIT ($MILLION)

COATED AND BUILDING PRODUCTS
ASIA

INDIA
Alongside China, India is emerging as a major economic powerhouse, with a consequent increase in building and construction sector demand. BlueScope Steel has been creating markets for COLORBOND® and ZINCALUME® steels in India since 1998, and in 2004/05 we announced an investment of $100 million in three new manufacturing facilities to meet growing demand. This represents our largest-ever initial greenfield downstream investment in any country. These new facilities are at New Delhi in the north, Pune in the west, and Chennai in the south.

The Pune facility, which will manufacture BUTLER® PEBs, and include a Design Centre, is due for start-up in the second half of the 2006 calendar year. The New Delhi and Chennai plants will provide Lysaght rollforming services, and offer a full range of LYSAGHT® products. They will commence operations in mid-2007 calendar year. A network of 18 new sales offices will help grow our reach in the Indian building and construction markets.

We are also examining the feasibility of a joint venture with India's respected Tata Steel, in a metallic coating and painting operation. We expect discussions with Tata Steel to be completed in early 2006 calendar year. The JV, if formed, would also include our existing downstream investments.

INDONESIA
PT BlueScope Steel Indonesia is the country's only local manufacturer of zinc/aluminium metallic coated and pre-painted steel. We market a number of Indonesia-only brands, including PELANGI® steel, ABADI® steel, and GEMILANG® steel. BlueScope Lysaght Indonesia services growing building and construction markets through facilities at Cibitung, Medan and Surabaya.

Local demand was strong throughout the year. Enquiries related to the reconstruction of Aceh have been high, and orders have been secured for thousands of steel houses. In 2004/05, our metallic coating and painting facility at Cilegon continued to operate at full capacity, producing record tonnages of metallic coated and painted steel.

Our new Lysaght factory and coating line warehouse represents the first use of our own PEB design for a BlueScope Steel facility. The project was completed within six months of breaking ground, and boosts Lysaght's presence in the Indonesian building products market. In April, BlueScope Steel entered into an arrangement with leading Indonesian company PT Krakatau Steel, under which they are supplied with steel slab from Port Kembla Steelworks. The steel slab processed by Krakatau Steel is then supplied as coil to some of our Asian facilities. The arrangement potentially contributes $100 million to the vital Australia-Indonesia trade relationship.

MALAYSIA
BlueScope Steel Malaysia, a joint venture with PNB Equity Resource Corporation Sdn Bhd, is the country's only local manufacturer of both ZINCALUME® steel and Clean COLORBOND® steel. The business supplies markets in Malaysia, Singapore, Brunei and Sri Lanka.

We operate a metallic coating and painting facility at Kapar, Selangor, and three BlueScope Lysaght rollforming plants in Shah Alam, Kota Kinabalu and Bintulu. In addition, BlueScope Lysaght operates in Singapore and Brunei. Production levels of metallic coated steel were in line with last year, with a portion going to the export market. The business achieved record production of painted steel. Our Malaysian operation is currently a major supplier of feedstock to our China businesses.

THAILAND
BlueScope Steel (Thailand) Limited is a joint venture with Thai investor Loxley Public Company Limited. We operate a cold rolling, metallic coating and painting facility at Map Ta Phut in Rayong province, manufacturing ZINCALUME® steel, Clean COLORBOND® steel and TRUZINC® zinc coated steel. BlueScope Lysaght Thailand operates rollforming facilities at Bangkok, Khon Kaen and Rayong. In 2004/05, strong demand for premium products such as ZINCALUME® steel, Clean COLORBOND® steel and Ultima Hi Rib® sheeting resulted in an increase in total domestic volumes over the previous year.

A second metallic coating line in Rayong costing $80 million has commenced operations. This expanded plant has a total metal coating capacity of 385,000 tonnes per annum, some of which will be used to initially seed markets in Vietnam and China. Our cold rolling mill capacity is also being ramped up from 260,000 to 350,000 tonnes per year to better meet the requirements of two metallic coating lines.

In June 2005, we announced an initial $18 million investment in a PEB manufacturing facility to be built at Rayong, adjacent to our metallic coating and painting operation. This will be Thailand's first dedicated PEB facility, and will enhance our ability to deliver high value steel solutions to Thailand's building and construction markets, and to markets in neighbouring countries. It is scheduled for commissioning during the third quarter of calendar year 2006. BlueScope Steel is Australia's single largest investor in Thailand, with more than $280 million invested (BlueScope Steel share) over the past eight years.

VIETNAM
BlueScope Lysaght has rollforming facilities in Hanoi and Ho Chi Minh City. The business has been operating in Vietnam since 1993. The resultant increase in demand for our premium steel building products led to last year's approval of a $160 million metallic coating and painting facility at Ba Ria, near Ho Chi Minh City.

Building construction on this facility is complete, equipment installation is on schedule, and we expect to commence operating early in 2006 calendar year. Our production capacity will ultimately be 125,000 tonnes of metallic coated, and 50,000 tonnes of painted steel products per year.

During the year, BlueScope Lysaght Vietnam commissioned and launched SMARTRUSS™ into the market place. Investment is also being made in a steel tile manufacturing facility to commence production in the first quarter of 2006.

AUSTRALIA

AUSTRALIAN BUILDING AND LOGISTICS SOLUTIONS

IMAGINE. INSPIRE

A COLORBOND® steel roof lends a dynamic profile to the award-winning Wheatsheaf Residence in Central Victoria.

A celebration of steel (clockwise from right): Daniel Wyatt and Christine Slade, BlueScope Water, Keysborough, Victoria; Nambool Visitor and Accommodation Complex and Environmental Learning Centre, Victoria; Colonial Brewing Company, Margaret River, Western Australia.







CONTINUOUS PRODUCT INNOVATION, STRONG BRANDS AND RAPID RESPONSE KEPT US AHEAD IN A TIGHT MARKET.

This business includes Lysaght and BlueScope Water. Both operate in high-value steel markets that demand advanced products and a strong customer focus. Our iconic LYSAGHT® range of steel building solutions inspires Australia's architects and builders, while BlueScope Water offers imaginative solutions for a changing world. Our logistics business brings our steel products and solutions to customers around the world.

BLUESCOPE LYSAGHT

BlueScope Lysaght Australia manufactures and distributes LYSAGHT® brand steel products and services to the building and construction sectors. The brand is almost 100 years old, and holds an enviable reputation for quality. Lysaght products are made primarily made from COLORBOND®, ZINCALUME®, DECKFORM® and GALVASPAN® steels. These are purchased from our upstream business and rollformed to make roofing and walling, structural, formwork, framing, fencing and home improvement products. LYSAGHT® branded products are manufactured and marketed through 34 BlueScope Lysaght sites across Australia.

In 2004/05, BlueScope Lysaght continued to boost its manufacturing, sales and marketing capabilities. In December 2004, we acquired Ranbuild, a successful designer and distributor of prefabricated steel garages, barns and farm sheds, with a comprehensive re-seller network across Australia. Ranbuild has been operating since 1948, and has a longstanding commercial relationship with BlueScope Steel. The acquisition is meeting expectations.

During the year, we launched a number of new products and services, including Mobile Roll Forming which offers customers on-site manufacture of long roof sheeting; W-Dek, an economical structural decking system; and Quikform, a load-bearing concrete walling system that enables fast multi-storey construction.

We also opened several sites during the year. Our new Home Improvement Centres are capitalising on rapid growth in Sydney's west and Melbourne's southeast, while new Trade Distribution Centres have been well received in Queensland and Victoria.

BLUESCOPE WATER

Water shortages and water quality continue to be a significant issue for many communities. The BlueScope Water business complements an increased emphasis on water conservation across all BlueScope Steel's operations.

During 2004/05, BlueScope Water developed both manufacturing and retail capabilities in Melbourne, Sydney and Brisbane to service the growing urban market for tanks and rainwater harvesting systems. While rainwater tanks are common in rural Australia, they are becoming more prevalent in cities, in response to urban Australians' greater awareness of water scarcity. The acquisition of Perth-based Pioneer Water Tanks in May has further expanded the product and geographic footprint of BlueScope Water. Our product portfolio now includes rural, industrial and commercial water storage tanks up to 2.5 million litres. We service Australian markets as well as a growing export market that covers some 20 countries.

Along with the recently established product brands HYDRORIB® drainage pipes, WATERPOINT CLASSIC® and WATERPOINT SLIMLINE® rainwater tanks, several new brands were added through the year. These include AGRIRIB® low pressure irrigation pipe and GALAXY™ water tanks from Pioneer Water Tanks. BlueScope Water is well positioned for growth in this emerging market.

LOGISTICS

BlueScope Steel is one of Australia's largest users of domestic road and rail services, and a major customer of international shipping services. Strong logistics capability is essential to the success of our operations.

In 2004/05, our Company faced significant increases in marine freight costs. However, our longer-term contracts partly offset the effect of spot price movements, with iron ore import freight costs remaining substantially below prevailing market rates. Nevertheless, our marine freight costs increased by $70 million during the year.

To ensure our Company's new markets are fully serviced, we developed a number of key logistics partnerships across our Asian business in 2004/05. In Australia, strategic improvements continued, including a significant review of our rail contracts, as well as a number of marine and road-based contracts.

AUSTRALIA

AUSTRALIAN MANUFACTURING MARKETS

INNOVATE. COLOUR

Australian Manufacturing Markets delivers innovative steel products to the building and construction, manufacturing, automotive and packaging industries, and to export customers. This business segment produces COLORBOND® steel and ZINCALUME® steel – two of Australian industry's best-known brands. These are foundation products for a wide range of steel applications, and bring unique structural and aesthetic choices to the market.


2.4
2.7
2.9
3.2
02 03 04 05
57
119
193
(116)
02 03 04 05
REVENUE ($BILLION)
EBIT ($MILLION)

COATED AND BUILDING PRODUCTS AUSTRALIA

2004/05 was a difficult year for this business segment, as it dealt with the impact of dramatic increases in steel feedstock prices, as well as industrial action. This led to the segment recording an EBIT loss of $116 million. The second half-year saw earnings improve significantly as selling-price increases were implemented to restore margins. Our decision to withdraw from the export tinplate market resulted in $25 million of additional depreciation and restructure costs. Sales revenue for the year was up to $3.19 billion, compared with $2.88 billion the previous year.

WESTERN PORT

Our Western Port facility converts steel slab from Port Kembla into hot and cold rolled coil and metallic coated and painted steel products, including ZINCALUME® and COLORBOND® steels. Western Port is an important part of southern Australia's manufacturing and building sectors.

Industrial action during the year delayed completion of planned maintenance on the hot strip mill, cold strip mill, and other plants, and deprived Western Port of around 130,000 tonnes of production, at a cost of $40 million. Regrettably, many of our customers also experienced considerable disruption to their operations.

However, a site-based Enterprise Bargaining Agreement (EBA) was certified in March 2005, covering a four-year period. Our people put enormous energy into business recovery during the year, restoring delivery performance levels and ensuring our customers are restocked. Work to expand metallic coating capacity will be completed around the end of the 2005 calendar year, and will increase this capacity by 30,000 tonnes per annum.

Replacement of pickle tanks was successfully completed in January 2005. This will increase capacity by 15,000 tonnes per annum, and improve energy costs and operational security.

ILLAWARRA COATED PRODUCTS

In the Illawarra region of NSW, adjacent to Port Kembla Steelworks, we operate a group of facilities that convert steel feedstock to branded BlueScope Steel products such as COLORBOND® and ZINCALUME® steels. Tinplate and blackplate for our Australian packaging industry customers are also produced at this site.

In 2004/05, our Springhill coated steel plant again achieved several production records. For the first time the plant exceeded one million tonnes in total despatches, up 69,000 tonnes on last year, to 1.005 million tonnes. This was the plant's third successive record year for total despatches, while it also achieved the milestone of producing its 20 millionth tonne of metallic coated steel.



Clockwise from top: Canberra International Sports and Aquatic Centre, a design detail from the Centre; Leanne Barrett, customer service manager, whose customers include Australian Manufacturing Markets.

WE DEALT WITH A NUMBER OF CHALLENGES TO IMPROVE OUR EARNINGS IN THE SECOND HALF.

Separate production records were set by Springhill's rolling, metal coating, and painting operations. The cold rolling operation produced 934,000 tonnes, up from 901,000 tonnes the previous year. The metal coating operation produced 761,000 tonnes, up from 742,000 in 2003/04. The painting operation produced 158,000 tonnes, up from 152,000 in 2003/04. This excellent performance reflects the plant's strong focus on quality and manufacturing excellence.

In 2004/05, brownfields initiatives continued to raise capacity and reduce costs. Modifications to paintline ovens, completed in March 2005, will deliver an additional 12,000 tonnes per year, while improvements to metal coating lines will deliver a full-year capacity increase of 35,000 tonnes.

After endeavouring for many years to make our packaging products business profitable in an oversupplied global market, we decided in April 2005 to withdraw from the export tinplate market. This will allow an additional 250,000 tonnes of hot rolled coil to be redirected to other, more profitable BlueScope Steel products and markets. During 2004/05, the packaging products business contributed an EBIT loss of $109 million to this business segment.

However, BlueScope Steel remains committed to the Australian packaging market. At the end of 2004/05, we negotiated new contracts with our major domestic customers.

These commitments reflect our strong value proposition, and will assist the ongoing viability of our domestic tinplate business. For the expected impact of the restructure of packaging products during 2005/06, please refer to page 68, Note 2 – 'Australian Equivalents to International Financial Reporting Standards.'

SERVICE CENTRE NETWORK

BlueScope Steel's Service Centre network processes flat steel products for use by the building and construction, automotive, whitegoods and rural sectors, and generates around 40 per cent of our Australian state-based sales of coated and painted products. The seven sites offer custom slitting and shearing services, while three – Acacia Ridge in Queensland, CRM at Port Kembla, and Chullora in NSW – also operate paint lines.

In 2004/05, the Service Centre network, like our other downstream businesses, was negatively affected by high input costs and industrial disputes.

During the year, scheduled outages on the Acacia Ridge and CRM paint lines caused a slight drop in production, down 4% on last year to 155,000 tonnes. However, increased demand saw slitting production up 1% on 2003/04, to 425,000 tonnes.

In December 2004, we announced the development of a new, state-of-the-art COLORBOND® facility in western Sydney at a capital cost of $120 million. The project, positioned to benefit from the rapid growth of the surrounding region, is expected to be operational by the middle of the 2006/07 financial year.

AUSTRALIA
PORT KEMBLA STEELWORKS





PERFORMANCE. STRENGTH

WITH RECORD EARNINGS AND NEAR RECORD PRODUCTION, PORT KEMBLA STEELWORKS CONSOLIDATED ITS REPUTATION.

Port Kembla is among the world's best Steelworks, and in 2004/05, it once again demonstrated steelmaking strength. International and domestic pricing for hot rolled coil, steel slab and plate was very strong. These high steel prices, combined with near record production levels led to record earnings with the Hot Rolled Products segment reporting EBIT of $1.338 billion.

This fine performance is a credit to all those who have worked hard to improve the Steelworks over many years.

Located 80 kilometres south of Sydney, Port Kembla Steelworks is a fully integrated operation with all three major production phases – ironmaking, steelmaking and shaping – taking place on site. Port Kembla uses the Basic Oxygen Steelmaking process to produce steel slab, hot rolled coil and plate. It employs around 3,500 people, and has the advantages of a deepwater port and close proximity to coal mines.

Port Kembla is a highly cost-efficient steelmaking facility by world standards, and our capital investment program is aimed at maintaining this edge.


Port Kembla Steelworks (from left): raw materials preparation; slabmaking; Matt Burke at work in our Plate Mill.







In 2004/05, Port Kembla maintained near-record raw steel production levels, with 5.123 million tonnes produced in 2004/05, compared with 5.145 million tonnes the previous year.

The Steelworks also set a record for hot rolled coil production, achieving 2.522 million tonnes, up from the record 2.501 million tonnes produced in 2003/04. This was due to improvements in all areas of mill operations, including the slab re-heat furnace throughput rate.

A marked improvement was achieved in finished plate production, with 374,000 tonnes produced, up from 349,000 tonnes last year, due to continuous improvements in plant reliability, and working extra production shifts to meet high domestic demand. Improvements to process stability also led to the best coke production levels since 2001, with 2.374 million tonnes produced during the year.

Export despatches for the year totalled 1.4 million tonnes, with Port Kembla Steelworks continuing to make a major contribution to Australia's balance of payments.

To ensure Port Kembla Steelworks' excellence, we continue to invest in expansion and maintenance. Our $100 million hot strip mill expansion is on schedule for completion in the first quarter of 2007 financial year. This will increase capacity by 400,000 tonnes to 2.8 million tonnes per year. Civil excavations are almost finished, and work is progressing well on the furnace structure.

During the year, we successfully replaced the No. 3 Basic Oxygen Steelmaking vessel, on time and under budget, after 21 years of operation and 33.6 million tonnes produced.

The Blast Furnace No. 5 reline study is progressing, with a final decision on the scope of work expected in 2005/06. The last furnace reline was in 1991. At this stage, we do not propose to significantly increase capacity.

In 2004/05, new iron ore supply contracts were entered into with four suppliers. These contracts provide for the Company's medium term iron ore needs.

Our premium steel brands, XLERPLATE® and XLERCOIL® have shown strong sales growth since their launch in 2003/04.


2.1
2.6
2.8
3.9
97
471
564
1,338
02 03 04 05
02 03 04 05
REVENUE ($BILLION) **EBIT** ($MILLION)

HOT ROLLED PRODUCTS

UNIQUE. PROUD

THIS BUSINESS TOOK FULL ADVANTAGE OF STRONG MARKET DEMAND, REWARDING THE EFFORTS OF THOSE WHO HAVE WORKED HARD TO IMPROVE IT.

New Zealand Steel is a unique steel business, and in 2004/05 it showed its true performance capabilities. Many people have worked hard to improve this operation, and their efforts have proved fruitful, with the business taking full advantage of high demand in the domestic construction market. Export prices also rose, overcoming the effects of a strong New Zealand dollar and higher maintenance costs.

Our Steelworks, located at Glenbrook, south of Auckland, is a unique, fully integrated operation covering the entire steel supply chain. It uses our iron-rich sands and locally sourced coal to produce around 600,000 tonnes of steel slab each year. Slabs are processed into hot and cold rolled products, which are then on-sold, or further processed into products such as hollow sections, galvanised steel, and ZINCALUME® steel and COLORSTEEL®.



The business operates an extensive customer service network, selling to domestic and international markets.

In 2004/05, New Zealand Steel, including our Pacific Islands business, achieved EBIT of $183 million, an increase of 195% over last year, showing the benefit of higher domestic and export prices. Strong prices for the steelmaking by-product vanadium slag also contributed.

In 2004/05, New Zealand Steel achieved record domestic despatches of 315,000 tonnes, compared with 272,000 tonnes the previous year.

Slab production was 610,400 tonnes, slightly down on last year's figure of 611,300 tonnes, due to scheduled maintenance work. Major scheduled shutdowns in the iron plant, steel plant and hot strip mill occurred during the second half-year.

The metallic coating line achieved an annual production record of 217,000 tonnes, up from the previous record of 197,000 tonnes set in 2003/04, and despite a scheduled shutdown. An induction oven was successfully commissioned in February, and capacity is now 230,000 tonnes per annum. Paint line production was 52,000 tonnes, consistent with the previous year. An oven upgrade, completed in February, has lifted capacity to 60,000 tonnes per year.

In May, we reached agreement on a three-year Employment Contract. Procurement initiatives provided cost savings of around NZ$2.5 million, and will continue to deliver savings in 2005/06. During the year, we made improvements to management systems, and also replaced ageing finance, maintenance and supply systems at a cost of $NZ13.5 million. We expect these changes to further enhance productivity in 2005/06.


467
549
590
756
02 03 04 05

REVENUE ($MILLION)


12
44
62
183
02 03 04 05

EBIT ($MILLION)

NEW ZEALAND STEEL
AND PACIFIC ISLANDS





Clockwise from left: Botany Downs Secondary School showcasing ZINCALUME® steel; New Zealand Steel employee Peter Duffey, Fitter/Turner – Rolling Mills; Iron sands mining operations.



NORTH AMERICA

BUILD. TRANSFORM

WE ARE TRANSFORMING OUR NORTH AMERICAN BUSINESSES, EXTENDING OUR VALUE CHAIN AND CREATING THE REGION'S LEADING STEEL BUILDING SOLUTIONS OPERATION.



North America is an exciting part of BlueScope Steel's world. While recent strong steel prices have favoured our upstream businesses, we are working hard to enhance our downstream operations, positioning our Company to become this region's leading steel building solutions business.

Our North America portfolio consists of four businesses: North Star BlueScope Steel operates a mini-mill at Delta, Ohio in which we hold a 50% share; Butler Buildings is the country's leading designer and producer of pre-engineered steel building systems (PEBs); Vistawall manufactures aluminium and glass architectural products; Castrip LLC is a joint venture company commercialising new steelmaking technology.

In addition, our International Markets business brings Bluescope Steel products from Australia, New Zealand and elsewhere to our customers in North America.

In 2004/05, North Star BlueScope Steel delivered a record result, due to strong international steel prices and operational excellence. Our newly acquired Butler Buildings business is being successfully transformed and integrated into the BlueScope Steel family. Our Vistawall business is robust, and growing well without the capital constraints of previous ownership, while Castrip LLC is providing exciting glimpses of the future.

NORTH STAR BLUESCOPE STEEL

As with our other steelmaking businesses, North Star BlueScope Steel enjoyed an excellent year in 2004/05. The business achieved a substantial increase in EBIT, contributing $194 million to BlueScope Steel's results. Higher domestic prices for steel in the United States, combined with excellent operational performance, enabled North Star BlueScope Steel to achieve its highest ever EBIT result, despite rises in scrap feedstock costs.

Our partner in this venture is North Star Steel, a subsidiary of Cargill Inc. The combined experience and efforts of the partners, together with state-of-the-art technology, has made this business an industry leader. In November 2004, North Star BlueScope Steel LLC made its final debt repayment, and is now debt-free. The business has since begun paying dividends to owners. In 2004/05, the business set a number of records. Production was 1.824 million metric tonnes, exceeding forecasts, and up from the previous record of 1.710 million metric tonnes in 2003/04. This was due to increased slab caster throughput, improvements to the Electric Arc Furnaces and rolling mill, and overall operational strength.

Steel industry customers again voted this business 'number one flat rolled steel supplier in North America' in the prestigious Jacobson survey. North Star BlueScope Steel beat 30 other steel mills in areas such as quality, service, on-time delivery and overall satisfaction.


956
1,135
04* 05
(28) (20)
04* 05

REVENUE ($MILLION) **EBIT** ($MILLION)

COATED AND BUILDING PRODUCTS NORTH AMERICA

* normalised results





(Left) The Applied Industrial Technologies Office in Cleveland, Ohio features a stunning Vistawall facade. (Right) The Liquid Plastic company selected a customised BUTLER® PEB.

BUTLER BUILDINGS

Since acquiring Butler Manufacturing Company in April 2004, we have implemented a fast-paced and broad ranging transformation program to realise the latent value of this iconic North American business. Butler Buildings is the industry's leading brand, with the strongest distribution network. By combining the best of Butler with BlueScope Steel, we aim to create a distinctive steel-based building solutions business in North America. We are making good progress toward this goal.

Butler Buildings supplies PEBs for many applications, including warehouses, manufacturing facilities, rural buildings, offices, retail, schools, aircraft hangars and stadiums. It is market leader in non-residential PEBs in the United States, Canada and Mexico, and is supported by a sales network of 1,100 Butler Builders.

During 2004/05, we undertook a program to strengthen Butler Buildings. This included closure of the high-cost Galesburg facility, numerous cost reduction initiatives, and management structure and process improvements.

We also introduced steel feedstock from North Star BlueScope Steel and linked steel supply from our Australasian operations to Butler Buildings, via our longstanding North American customers. Our review of non-essential assets continued with the divestment of the disused Alabama facility in May, for US$1.3 million, while the sale of the Galesburg facility is progressing.

Butler Buildings improved its performance in 2004/05, despite inconsistent market demand, the previous state of the business, the scale and speed of our transformation program, and high and volatile prices for steel and other raw materials. Shipments were steady at 186,000 tons – the same as the previous year.

Butler Buildings has excellent design and technical capabilities, strong, well-recognised brands in a high-value market, and is providing support for global downstream growth initiatives such as our China business. We are reinvigorating Butler's licensee relationships, and believe this business holds great potential as a strong platform for growth in North America.

VISTAWALL

2004/05 was a year of solid performance for Vistawall, which manufactures and markets extruded aluminium store-fronts, curtain walls, doors, windows and skylights. Aluminium despatches were up 12% (by weight) on the previous year and the business gained an estimated 2% market share. Profitability was strong, in line with expectations and despite rising aluminium feed costs.

Following our acquisition of Vistawall, an independent review confirmed our expectations of this business. It is strong in operational performance, sales capability, and product range, while service levels and growth potential are high.

We have invested to increase our sales and marketing capability, while our expanded range of service centres will boost our market presence in sales and engineering. During the year, we launched a number of new products, including Solar Eclipse sunshades, Reliance Wall, and Terra Swing terrace doors. We also approved a major expansion of our Tennessee plant to double our extrusion capacity – this will be commissioned on schedule in late 2005 calendar year.

CASTRIP

Castrip LLC is a joint venture company developing a revolutionary strip casting process that allows direct production of thin, hot rolled coil from molten steel, bypassing slab casting, hot rolling, and potentially cold rolling. This technology was pioneered at Port Kembla Steelworks. Our partners in Castrip LLC are the US Steel company, Nucor, and Japan's IHI Heavy Industries.

The world's first commercial Castrip® facility operates at Nucor's Crawfordsville, Indiana plant, allowing Castrip® material to be introduced to the market. In 2004/05, the Castrip® process moved closer to large-scale production with Nucor announcing its intention to build more Castrip® facilities. A number of steelmakers have expressed interest in acquiring a Castrip® licence, and negotiations are continuing.

OUR HOMES

WE EXPRESSED COMMUNITY SUPPORT THROUGH A WIDE RANGE OF PROJECTS, INCLUDING OUR MAJOR TSUNAMI RELIEF EFFORT.

Our Bond states that 'our communities are our homes.' As well as succeeding as a business, we strive to succeed as a citizen of those communities in which we operate. Our community programs provide support for youth, the disadvantaged, the environment, the arts and cultural diversity. Each year we run hundreds of these programs, aimed at improving and enriching the lives of our fellow citizens. An example is our Australian Workplace Giving program, introduced during the year, which enables Australian employees to contribute financially to partner charities, supported by matched giving by the Company.

In addition to community programs and projects, we undertake community work in direct response to emergencies and disasters. This work is often based on our understanding of steel building materials and design. The provision of relief housing is a typical example.

TSUNAMI RELIEF

The worst natural disaster during 2004/05 was the Asia Tsunami. Donations to the Red Cross Asia Quake and Tsunami Appeal from BlueScope Steel and our employees totalled almost $1.3 million. Our Company made an initial donation of $200,000 in late December, and then announced we would match employee donations dollar for dollar. When the Appeal closed on January 31, direct employee donations had reached $532,000.

Aside from the Appeal, employees and the Company have contributed to the tsunami relief effort in a number of ways. BlueScope Steel's businesses in Asia have donated steel buildings and building materials, and individual employees in the region have donated food, clothing and other essential supplies, as well as giving their time to assist embassies and others in relief work.

Our Company has also worked with architects, designers and aid agencies, preparing designs for emergency aid buildings. BlueScope Water has manufactured and shipped over one hundred rainwater tanks from Australia to Banda Aceh, Indonesia. Many of the worst affected countries, such as Indonesia, Malaysia and Thailand, are countries in which we have operations, but thankfully, none of our employees were injured. BlueScope Steel continues to support the rebuilding effort.

Australian Red Cross

WORKING WITH RED CROSS

BlueScope Steel is involved with many community groups, including Red Cross. Over the last 12 months, we worked closely with Red Cross in a number of countries. The following letter acknowledges our involvement.

Australian Red Cross offers sincere thanks to the staff and management of BlueScope Steel for your generous support over the last 12 months. Such support has helped to fund a range of vital domestic and international programs targeting vulnerable people, including those affected by the devastating Boxing Day Tsunamis.

With the help of organisations like BlueScope Steel, Australian Red Cross raised $112 million towards our Asia Quake and Tsunami Appeal, of which $58 million has already been spent or committed. Such tremendous funding support enabled us to reach over one million people in affected areas with vital aid including food, medical assistance, safe water, shelter and clothing.

Our relief efforts are now turning to rehabilitation and recovery. Australian Red Cross has so far identified 30 longer-term programs of assistance, such as the community housing project on Indonesia's Nias Island. There, the Red Cross is helping to build 254 houses, nine bridges, two schools, three clean water systems and one first aid centre. In the Maldives, a Red Cross tsunami waste and debris clearance project will benefit some 50,000 affected people across 70 islands.

In addition to its support of our Tsunami Appeal, the staff and management of BlueScope Steel have provided ongoing support through workplace giving. Dollars raised through this initiative have helped to fund a range of community programs in Australia, including our Good Start Breakfast Club, which serves more than 300,000 healthy breakfasts annually to primary school kids in areas of greatest need around Australia. Australian Red Cross is proud to have been chosen as a participant in BlueScope Steel's Workplace Giving program and we thank all staff members who have generously supported our cause.

Support for our communities (clockwise from left): Australian Surf Lifesaving; Thai children in front of relief housing in Phuket; Tsunami fund raising concert in Yogjakarta, Indonesia; BlueScope Steel Youth Orchestra.









HEALTH AND SAFETY

OUR PEOPLE

OUR FUNDAMENTAL BELIEF IS THAT ALL INJURIES CAN BE PREVENTED.









BlueScope Steel facilities in (clockwise from top): Sunshine, Victoria, New Zealand and Indonesia. For every employee at every site, safety comes first.


29
16
14
8
4.8
3.4
4.1
3.4
2.8
1.8
1.9
1.4
0.8
0.6
94 95 96 97 98 99 00 01 02 03 2004 2005

LOST TIME INJURY FREQUENCY RATE
Includes contractors from 1996

- Includes Butler performance data from July 2003
- Excludes Butler performance


68
60
52.2
47.1
29.1
22.4
21.9
17
12.2
9.3
11.3
6.8
9.2
4.4
94 95 96 97 98 99 00 01 02 03 2004 2005

MEDICALLY TREATED INJURY FREQUENCY RATE
Includes contractors from 2004

- Includes Butler performance data from July 2003
- Excludes Butler performance

BlueScope Steel has a goal of Zero Harm. This goal is based on our fundamental belief that all injuries can be prevented, and it drives continuous improvement in health and safety performance at every level of the Company.

BlueScope Steel employees and contractors continue to work safer. Less people are being injured than ever before, and our Company is being cited as best practice in industrial safety. However, this does not diminish our drive for yet more improvements.

In 2004/05, we improved our record low injury performance, recording a Lost Time Injury Frequency Rate (LTIFR) of less than one lost time injury per million hours worked. This compares exceptionally well to an international industry average of just under 10. In the majority of Company facilities, the Medical Treatment Injury Frequency Rate (MTIFR) also continues to decrease to record-best levels. The graphs on this page show the impact of incorporating the Butler performance data from July 2003. This business has now embraced our safety journey.

Tragically, we experienced a fatality at our New Zealand Steel operations just after the close of the 2004/05 financial year. In the past eight years, BlueScope Steel has had five fatalities. This equates to a fatality every 55 million hours worked, which is a marked improvement on historical performance and less than half the rate of the international iron and steel industry. But the only acceptable number is zero, and we are doing everything possible to achieve this.

In 2004/05, 78% of our people were involved in conducting monthly safety audits, and the majority of teams have every person involved in audits on a monthly basis. Our newly acquired North American businesses have also made good progress. Prior to acquisition, audit participation rates were very low in these businesses, but in one year, they have achieved safety auditing involvement levels of over 60%. Another proactive strategy sees our people involved in more 'near miss' reporting than ever before. In the past year, over 23,390 near misses were reported.

BlueScope Steel has a comprehensive Occupational Health and Safety Management System in place, which is mandatory in all our operations. The Management System focuses on three basic aspects: safe and healthy people, safe systems, and a safe and tidy plant. Under the System, 23 Safety Management Standards have been established. Each business is required to demonstrate compliance with these Standards. We are pleased to report that during the year, the self-assessment process showed a continuous improvement in meeting these Standards.

COMMUNITY, SAFETY AND ENVIRONMENT REPORT
This Report will be available December 2005. Shareholders wishing to register and receive a copy of the Report can do so by visiting our website **www.bluescopesteel.com** or by contacting BlueScope Steel Direct in Australia on 1800 800 789.



BOARD OF DIRECTORS

GRAHAM KRAEHE, AO
Chairman (Independent), Age 62, BEc
Director since: May 2002

Extensive background in manufacturing and was Managing Director and Chief Executive Officer of Southcorp Limited from 1994 to February 2001. As at the date of this report, he is the Chairman of the National Australia Bank, appointed on August 1997. He has announced his retirement from the bank effective September 2005. A Board member of Djerriwarrh Investments Limited since July 2002, the Innovation Economy Advisory Board for Victoria since December 2002 and a member of the Chairman's Panel of the Business Council of Australia. Mr Kraehe was a non-executive director of News Corporation Limited from January 2001 until April 2004 and Brambles Industries Limited from December 2000 until March 2004.

He brings skills and experience in manufacturing management and in companies with substantial and geographically diverse industrial operations. Mr Kraehe's experience with a wide range of organisations is relevant for his role as Chairman of the Board.

RON MCNEILLY
Deputy Chairman (Independent),
Age 62, BCom, MBA, FCPA
Director since: May 2002

Deputy Chairman of the Board with over 30 years' experience in the steel industry. He joined BHP in 1962, and until December 2001 held various positions with the BHP (now BHP Billiton) Group, including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and was Chief Executive Officer BHP Steel until 1997. The latter role developed his knowledge of many of the businesses comprising BlueScope Steel today.

He is Chairman of Melbourne Business School Limited, Chairman of Worley Parsons Limited and a director since October 2002, and a director of Alumina Ltd since December 2002. Vice President of the Australia Japan Business Cooperation Committee and a member of the Council on Australia Latin America Relations. A director of Ausmelt Limited from September 2002 until November 2004.



PAUL RIZZO
Non-Executive Director (Independent),
Age 60, BCom, MBA
Director since: May 2002.

A Director of National Australia Bank Limited since September 2004. A member of the Advisory Board of Mallesons Stephen Jaques, and Chairman of Foundation for Very Special Kids. Formerly Chief Executive Officer and Dean, director and Professorial Fellow of the Melbourne Business School. Held positions as Group Managing Director – Finance and Administration of Telstra Corporation Limited, Chief General Manager – Retail Banking Commonwealth Bank of Australia, Chief Executive Officer of State Bank of Victoria and a range of senior executive positions at Australia and New Zealand Banking Group Limited. His extensive financial experience is valuable to the Board and in his role as Chairman of the Audit and Risk Committee.

TAN YAM PIN
Non-Executive Director (Independent),
Age 64, BEc (Hons), MBA, CA
Director since: May 2003.

A chartered accountant by profession, formerly Managing Director of Fraser and Neave Group, one of South-East Asia's leading public companies, and Chief Executive Officer of its subsidiary company, Asia Pacific Breweries Limited. A Member of the Public Service Commission of Singapore since 1990. Chairman of PowerSereya Limited (Singapore) and is also a member of the Supervisory Board of The East Asiatic Company Limited A/S (Denmark), Keppel Land Limited (Singapore) Singapore Post Limited, Great Eastern Holdings Limited, CISCO Security Pte. Ltd, and International Enterprise Singapore. He resigned as director of FHTK Holdings Ltd (Singapore) in 2004.

Mr Tan resides in Singapore. He brings extensive knowledge of Asian markets, an area of strategic importance to BlueScope Steel. His financial and leadership skills complement the skills on the Board.

KIRBY ADAMS
Managing Director and Chief Executive Officer,
Age 49, BSc (Industrial Eng), MBA
Director since: May 2002.

Appointed Managing Director and Chief Executive Officer of BlueScope Steel Limited in July 2002. Joined the BHP group in 1995 and held various positions including President BHP Services, Group General Manager and Chief Executive Officer BHP Service Companies, Corporate General Manager Planning and Development and President BHP Steel since February 2000.

Vice-Chairman of the International Iron and Steel Institute since October 2004 and is a member of the Business Council of Australia.

KEVIN MCCANN, AM
Non-Executive Director (Independent),
Age 64, BA LLB (Hons), LLM
Director since: May 2002

A non-Partner Chairman of Partners until the end of 2004 of Allens Arthur Robinson, a national law firm. A partner of the firm from 1970 until June 2004, specialising in mergers and acquisitions, mineral and resources law and capital markets transactions.

Currently Chairman of Healthscope Limited since March 1994, Origin Energy Limited since February 2000, Triako Resources Limited since April 1999, and the Sydney Harbour Federation Trust. Lead independent director of Macquarie Bank Limited and appointed as director in December 1996, member of the Defence Procurement Advisory Board and has served on the Boards of Pioneer International Limited, Ampol Limited and the State Rail Authority of New South Wales. A member of the Takeovers Panel and a consultant to Deloitte Touche Tohmatsu.

Brings extensive legal expertise, commercial experience as a director of a number of major listed companies and experience in corporate governance to the Board.

DIANE GRADY
Non-Executive Director (Independent), Age 57,
BA (Hons), MA (Chinese Studies), MBA
Director since: May 2002.

A full time non-executive director of various companies since 1994. Currently a director of Woolworths Limited since July 1996 and of Wattyl Limited since December 1994. She is Governor of Ascham School. Formerly, a Trustee of the Sydney Opera House, a director of the Australian Institute of Management (New South Wales). She was a director of Lend Lease Corporation from June 1994 until July 2002.

As a former partner with McKinsey & Co, Ms Grady spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues. In Australia, led the firm's Marketing, Retailing and Consumer Goods practice and was a global leader of McKinsey's Change Management Centre.



DIRECTORS' REPORT

DIRECTORS' REPORT FOR THE YEAR ENDED 30 JUNE 2005

The directors of BlueScope Steel Limited ("BlueScope Steel") present their report on the consolidated entity ("BlueScope Steel Group") consisting of BlueScope Steel Limited and its controlled entities for the financial year ended 30 June 2005.

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the BlueScope Steel Group, based principally in Australia, New Zealand, North America, China and elsewhere in Asia, were:

a) Manufacture and distribution of flat steel products;

b) Manufacture and distribution of metallic coated and painted steel products;

c) Manufacture and distribution of steel building products; and

d) Design and manufacture of pre-engineered steel buildings and building solutions.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant events occurred during the year:

a) The Company is progressing a range of growth initiatives aimed at expanding the manufacture and distribution of metallic coating and painted steel products. The following projects were approved:

Approved in 2003/2004

- Thailand: installing a second metallic coating line (capacity: 200,000 tonnes per annum) at the Map Ta Phut plant. The facility will cost approximately $80 million and is scheduled for completion in August 2005;
- Vietnam: the construction of a new metallic coating (capacity: 125,000 tonnes per annum) and painting (capacity: 50,000 tonnes per annum) facility. The facility will cost approximately $160 million and is expected to commence operation in early calendar year 2006; and
- China: a new metallic coating (capacity: 250,000 tonnes per annum) and painting (capacity: 150,000 tonnes per annum) facility. The facility will cost approximately $280 million and is expected to commence operation in mid calendar year 2006.

Approved in 2004/2005

- China: the Group's first Butler PEB/Lysaght facility. The facility will cost approximately $45 million and is expected to commence operation mid calendar year 2006;
- India: three new facilities delivering a range of Lysaght and Butler products. The facilities will cost approximately $100 million and will progressively commence operations during 2006 and 2007;
- Australia: a new painting facility (capacity: 120,000 tonnes per annum) in western Sydney. The facility will cost approximately $120 million and is expected to commence operation in early calendar year 2007; and
- Australia: an expansion of the Hot Strip Mill (capacity increase: 2.4 to 2.8 million tonnes per annum) at the Port Kembla Steelworks. The expansion will cost approximately $100 million and is expected to commence operation in the second half of calendar year 2006.

b) The Company expanded its Australian manufacturing, sales and distribution capabilities through a number of acquisitions in the BlueScope Lysaght and BlueScope Water businesses.

c) In March 2005, the Company decided to withdraw from its unprofitable export tinplate business, commencing from April 2005, resulting in the planned closure of some operating lines within two years.

d) On 1 July 2004, the Company completed a debut debt raising in the US private placement market totalling US$300 million with terms of 7 years (US$100 million) and 10 years (US$200 million).

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

No matters or circumstances have arisen since 30 June 2005 that have significantly affected, or may significantly affect, the BlueScope Steel Group operations, results or state of affairs in future.

DIVIDENDS

BlueScope Steel paid a fully franked dividend for the year ended 30 June 2004 of 18 cents per share and a special dividend of 10 cents per share in October 2004, and a fully franked interim dividend of 18 cents per share in April 2005 to its shareholders.

On 23 August 2005, it was announced that Directors determined to pay a final fully franked dividend of 24 cents per share, which is to be paid on 24 October 2005 (record date 5 October 2005) to shareholders. The Directors have also announced a fully franked special dividend of 20 cents payable on 24 October 2005.

REVIEW AND RESULTS OF OPERATIONS

The BlueScope Steel Group comprises five business reporting segments: Hot Rolled Products, New Zealand and Pacific Steel Products, Coated and Building Products Australia, Coated and Building Products Asia, and Coated and Building Products North America. A description of the operations comprising these segments is provided in Note 3 to the Annual Financial Report.

	Segment Revenues 2005 $M	Segment Revenues 2004 $M	Segment Results 2005 $M	Segment Results 2004 $M
Sales revenue				
Hot Rolled Products	3,939.5	2,838.6	1,338.5	563.8
New Zealand and Pacific Steel Products	756.4	590.2	182.8	62.1
Coated and Building Products Australia	3,190.3	2,883.5	(115.7)	192.9
Coated and Building Products Asia	1,051.3	698.6	81.8	104.0
Coated and Building Products North America	1,134.4	191.5	(19.7)	(8.8)
Corporate and Group	359.9	372.9	(70.2)	(64.0)
Intersegment eliminations	(2,494.1)	(1,837.9)	(9.1)	(32.1)
Other revenue	43.9	32.2		
Operating revenue/EBIT	7,981.6	5,769.6	1,388.4	817.9
Net unallocated expenses			(34.3)	(14.5)
Profit from ordinary activities before income tax			1,354.1	803.4
Income tax expense			(347.0)	(201.6)
Profit from ordinary activities after income tax expense			1,007.1	601.8
Net profit attributable to outside equity interest			(0.1)	(17.7)
Net profit attributable to members of BlueScope Steel			1,007.0	584.1
Earning per share (cents)			137.4	77.8

Building on the strong performance of previous years, the BlueScope Steel Group has achieved a record financial result, delivering a net profit of $1,007.0 million and earnings per share of 137.4 cents.

The Company's revenue increased $2,212.0 million to $7,981.6 million, primarily achieved through acquisitions, improved prices, and a favourable shift in the mix of despatches from export to domestic. These were partly offset by a reduction in the value of USD-denominated sales, due to the strengthening of the Australian dollar.

Net profit after tax increased $422.9 million to a record $1,007.0 million. This improvement was due primarily to higher international and domestic steel prices, improved margins from North Star BlueScope Steel, and a favourable shift in mix of despatches from export to domestic. These were partly offset by higher raw material and operating costs, higher planned repairs and maintenance to improve operating stability, higher business development costs, and the net impact of a higher AUD/USD exchange rate on USD-denominated revenues and costs.

Hot Rolled Products

The earnings contribution from the Hot Rolled Products segment increased as a result of stronger hot rolled coil and slab pricing (to export, domestic and inter-segment customers), and a substantial increase in margins from North Star BlueScope Steel. These were partly offset by higher scrap, coking coal, iron ore, alloys and freight costs, together with an increase in repairs and maintenance expenditure to ensure reliability of operations, which underpins increased production capacity together with the optimisation of asset lives.

New Zealand and Pacific Steel Products

The earnings contribution from the New Zealand and Pacific Steel Products segment increased as a result of domestic and export price increases, and higher prices for vanadium slag (a steel making by-product) and continuing strong New Zealand domestic sales volumes.

Coated and Building Products Australia

The earnings contribution from the Coated and Building Products Australia segment was significantly affected by higher hot rolled coil and slab feed costs (from Hot Rolled Products), which compressed margins despite price increases in both domestic and export markets. Earnings were also affected by industrial action at the Western Port facility, an increase in repairs and maintenance and restructuring costs associated with the withdrawal from export tinplate. These were partly offset by a favourable shift in mix of despatches from export to domestic.

Coated and Building Products Asia

The earnings contribution from the Coated and Building Products Asia segment was lower primarily due to an increase in business development and pre-production costs associated with developments in Vietnam, Thailand, India and China, together with operating cost increases. These were partly offset by sales volume increases as a result of market growth initiatives and the integration of BlueScope Butler China. The segment maintained gross margins despite significant increases in steel feed and coating metal costs.

Coated and Building Products North America

Butler Manufacturing Company, a leading manufacturer of pre-engineered buildings, was acquired in April 2004 bringing a new suite of building and construction products to the Company. This new segment delivered negative earnings for the year. However, when compared with comparative period earnings normalised for discontinued operations and acquisition related costs, earnings improved $8 million. This improvement was achieved primarily through higher margins but was negatively affected by costs associated with the early closure of the Galesburg, Illinois plant and start-up costs of a replacement plant at Jackson, Tennessee.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Demand for BlueScope Steel's products is expected to remain firm during the 2005/06 financial year.

Spot prices for commodity steel products in global markets have fallen in recent months and currently appear to have stabilised or increased in certain regions. Increases in iron ore and coal prices will raise BlueScope Steel's costs by approximately $380 million (pre-tax) compared to the 2004/05 financial year. The Company is unlikely to be able to fully recover these cost imposts and therefore upstream margins in the Hot Rolled Product segment will likely be lower. However, we expect margins in our midstream coating/painting and downstream roll forming and pre engineering building businesses will improve.

During the 2005/06 financial year, the Company will continue to work on improving those factors within its control.

BOARD COMPOSITION

The following were Directors for the full financial year: Graham John Kraehe AO (Chairman), Ronald John McNeilly (Deputy Chairman), Kirby Clarke Adams (Managing Director and Chief Executive Officer), Diane Jennifer Grady, Harry Kevin (Kevin) McCann AM, Paul John Rizzo and Tan Yam Pin. John Crabb resigned effective 28 July 2004.

Particulars of the skills, experience, expertise and special responsibilities of the Directors are set out on pages 38–39 under Information on Directors and form part of this report.

COMPANY SECRETARIES

Michael Barron Chief Legal Officer and Company Secretary, BEc, LLB, ACIS
Michael Barron is responsible for the legal affairs of BlueScope Steel and for Company secretarial matters. Prior to joining BlueScope Steel, Mr Barron held the position of group general counsel of Orica Limited where he was employed for 16 years, holding a variety of legal positions in Australia and overseas.

Lisa Nicholson, B.Sc., LLB, ACIS
Lisa Nicholson is responsible for Company secretarial matters for BlueScope Steel and its subsidiaries. Ms Nicholson has company secretarial and legal experience gained from working with Coles Myer Ltd, Lend Lease Employer Systems Ltd and DaimlerChrysler Australia/Pacific Pty Ltd.

Laurence Mandie, B.Sc. (Hons), LLB (Hons)
Laurence Mandie is a corporate counsel with BlueScope Steel and is responsible for the legal affairs of the Australian Building and Logistics Solutions businesses, and corporate functions such as finance and IT. Mr Mandie has extensive legal experience gained from working in the Mergers and Acquisitions group of Freehills, a national law firm and on secondment, as Acting General Counsel and Company Secretary of Pasminco Limited.

PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS OF BLUESCOPE STEEL LIMITED

Director	Ordinary shares	Share rights
G J Kraehe	109,676	0
K C Adams *	1,825,881	945,000
D J Grady	36,358	0
H K McCann	21,913	0
R J McNeilly	514,587	0
P Rizzo	24,702	0
Y P Tan	11,980	0

* Mr Adams' current holding of BlueScope Steel Limited shares includes 685,000 arising from the BlueScope Steel long term incentive plan. The remaining shares have been acquired with his own funds.

MEETINGS OF DIRECTORS

The attendance of the current Directors at Board and Board Committee meetings from 1 July 2004 to 30 June 2005 is as follows:

	BOARD MEETINGS		COMMITTEE MEETINGS							
			Audit and Risk		Remuneration and Organisation Committee		Health, Safety & Environment		Nomination	
	A	B	A	B	A	B	A	B	A	B
G J Kraehe	13	13	–	*5	5	5	4	4	5	5
K C Adams	13	13	–	*4	–	*3	4	4	–	*5
D J Grady	13	13	–	–	5	5	4	4	5	5
H K McCann	13	13	5	5	–	–	4	4	5	5
R J McNeilly	13	13	5	5	5	5	4	4	5	5
P Rizzo	13	13	5	5	–	–	4	4	5	5
Y P Tan	13	12	–	–	5	5	4	4	5	5

All Directors have held office for the entire 2004/05 financial year. Mr Crabb resigned as a Director of BlueScope Steel on 28 July 2004 and attended no meetings during the 2004/05 financial year.
A = number of meetings held during the period 1 July 2004 to 30 June 2005 during the time the Director was a member of the Board or the Committee as the case may be.
B = number of meetings attended by the Director from 1 July 2004 to 30 June 2005 while the Director was a member of the Board or the Committee as the case may be.
* = not a member of the relevant Committee. However, Directors who are not members of the relevant Committee often attend meetings.
There were a number of unscheduled meetings held during the year. They are as follows:
Board meetings: 2
Roc meetings: 1

The Non-Executive Directors met twice during the 2004/05 financial year without the presence of management.

REMUNERATION REPORT

1. POLICY AND STRUCTURE

1.1 Board Policy Setting

The Board oversees the BlueScope Steel Human Resources Strategy, both directly and through the Remuneration and Organisation Committee of the Board. The purpose of the Committee as set out in its charter is "...to assist the Board to ensure that the Company:

- has a human resources strategy aligned to the overall business strategy, which supports "Our Bond";
- has coherent remuneration policies that are observed and that enable it to attract and retain executives and Directors who will create value for shareholders;
- fairly and responsibly rewards executives having regard to the performance of the Company, the creation of value for shareholders, the performance of the executive and the external remuneration environment; and
- plans and implements the development and succession of executive management."

As part of its charter the Committee considers remuneration strategy, policies and practices applicable to Non-Executive Directors, the Managing Director and Chief Executive Officer, senior managers and employees generally.

Input to the Committee's operations is sought from the Managing Director and Chief Executive Officer and the Executive Vice President People and Performance who both attend Committee meetings, as appropriate. In addition, advice is received from independent expert advisers in a number of areas including:

- Remuneration benchmarking
- Short term incentives
- Long term incentives
- Contract terms

The Board recognises that BlueScope Steel operates in a highly competitive global environment and that the performance of the Company depends on the quality of its people.

The Company's approach to remuneration for Non-Executive Directors and employees, with particular reference to salaried employees and senior managers is set out below.

1.2 Non-Executive Directors' Remuneration

Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Directors. Non-Executive Directors' fees and payments are reviewed annually. The Board has sought the advice of an expert external remuneration consultant to ensure that fees and payments to Non-Executive Directors, the Chairman of the Board and the Chairman of Committees of the Board reflect their duties and are in line with the market. The Chairman is not present at any discussions relating to the determination of his own remuneration.

Non-Executive Directors do not receive share rights or other performance based rewards. Non-Executive Directors are expected to accumulate over time a shareholding in the Company at least equivalent in value to their annual remuneration. Non-Executive Directors are required to salary sacrifice a minimum of 10% of their remuneration each year and be provided with BlueScope Steel shares (instead of cash fees), which are acquired on-market in the approved policy windows. Shareholders approved this arrangement at the Annual General Meeting in November 2003, and Non-Executive Directors commenced participation in this arrangement in January 2004.

The current annual base fees for Non-Executive Directors are as follows:

- Chairman – $420,000
- Deputy Chairman – $220,000
- Directors – $140,000

The remuneration of the Chairman and Deputy Chairman is inclusive of Board Committee fees. Other Non-Executive Directors who chair a Board Committee receive additional yearly fees and members of the Audit and Risk Committee also receive an additional yearly fee on the basis of advice from the remuneration consultant. The current annual Committee Chair fees are as follows:

- Remuneration and Organisation Committee – $20,000
- Audit and Risk Committee – $30,000
- Health, Safety, Environment and Community Committee – $15,000 (Currently chaired by the Deputy Chairman of the Board so no fee is currently paid).

Members of the Audit and Risk Committee (other than Chairman and Deputy Chairman of Board and the Chairman of the Committee) receive a fee of $15,000 per annum.

Mr Tan (a resident of Singapore) receives a travel and representation allowance recognising his involvement in representing the Board in activities with BlueScope Steel's Asian business and the significant travel requirement imposed in respect of his attendance at meetings. This allowance is currently $20,000 per annum.

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit, which is approved by shareholders. The maximum fee pool limit is $1,750,000 per annum (inclusive of superannuation) as approved by shareholders at the Annual General Meeting in 2003. As it has been 3 years since the fee limit was established, the Board believes it appropriate to seek shareholder approval at the forthcoming Annual General Meeting, to raise the maximum remuneration payable to $2,250,000 per annum (inclusive of superannuation). Approval will allow BlueScope Steel the flexibility to appoint another Director without exceeding the limit.

Compulsory superannuation contributions on behalf of each Director are paid in addition to the fees capped at $11,585. Non-Executive Directors do not receive any other retirement benefits.

Non-Executive Director Fees and payments will be next reviewed by an independent expert in January 2006.

1.3 Salaried Employees

1.3.1. Principles

BlueScope Steel has approximately 7,600 salaried employees. Other employees are covered by Collective Agreements or statutory instruments in the countries in which BlueScope Steel operates.

BlueScope Steel's remuneration and reward practices aim to attract, motivate and retain talent of the highest calibre and support "Our Bond" by creating distinguishable differences in remuneration, consistent with performance.

The Company's salaried remuneration framework is designed to:

- make a clear link between rewarding employees and the creation of value for the shareholders and the business.
- Recognise and reward individual performance and accountability for key job goals.
- Provide distinguishable remuneration differences between levels.
- Maintain a competitive remuneration level relative to the markets in which the Company operates.

The framework is built on an appropriate mix of base salary/pay (including work and expense related allowances), variable pay/short term incentives and long term equity participation opportunities.

1.3.2 Base Salary/Pay

Base salary/pay is determined by reference to the scope and nature of an individual's role, performance, experience, work requirements and market data.

Market data is obtained from external sources to establish appropriate guidelines for positions, with the goal to pay slightly above median.

REMUNERATION REPORT CONTINUED

1. POLICY AND STRUCTURE CONTINUED

1.3 Salaried Employees continued

1.3.3 Variable Pay and Short Term Incentives

Most employees have access to a variable/at risk component of remuneration in the form of a performance related pay, or other variable pay schemes in which reward is at risk. All senior managers and many salaried employees participate in a formal short term incentive plan.

The Short Term Incentive Plan (STI) is an annual "at risk" cash bonus scheme which is structured to deliver total compensation in the upper quartile for the respective market group when stretch performance is attained. STI awards are not an entitlement but rather the reward for overall company results and the individual or team contribution to performance. The scheme is applied at the discretion of the Board which has established rules and protocols to ensure that STI payments are aligned with organisation and individual performance outcomes. Target Short Term Incentive levels are set having regard to appropriate levels in the market and range from 10% of base salary through to 100% at CEO level. For outstanding results, participants may receive up to 150% of their target bonus amount.

Goals are established for each participant under the following categories which are drawn from the "Our Bond" charter. Each year objectives are selected to focus on key areas which underpin the achievement of outstanding performance including:

- Shareholder Value Delivery – financial performance measures are used including Net Profit After Tax, Cash Flow, and Earnings Before Interest and Tax. Company wide financial performance goals are predetermined by the Board with the goals for the combined individual businesses required to exceed the overall goal. A minimum of 30% of STI Plans at senior manager level (with 60% at CEO level), is based on BlueScope Steel wide financials. For other participants, 20% of the Plan is based on BlueScope Steel corporate financials.
- Zero Harm – safety and environmental performance measures, including Lost Time Injury Frequency Rates, Medical Treatment Injury Frequency Rates and environmental measures.
- Business Excellence – performance measures for the financial year ended 30 June 2005 were focused on delivery performance, days of inventory and quality measures.
- Strategy – implementation of specific longer term strategic initiatives.

STI Plans are developed using a balanced approach to Financial/Shareholder value and Key Performance Indicator (KPI) metrics. At the senior executive level, 60% of the STI award is based on Financial/Shareholder value measures with 40% based on KPI metrics. For other participants, 50% of the STI award is based on Financial/Shareholder value measures and 50% is based on KPI metrics.

Predetermined performance conditions including threshold, target and stretch hurdles are set for each plan and are assessed against these conditions using quantified and verifiable measures or an assessment of value contribution. Target levels are set having regard to the desired result for each goal. The applicable threshold and stretch ranges are set taking into account the degree of stretch inherent in the target. The threshold is the minimum performance level for which a payment will be made. The stretch is the maximum level. Consequently, if threshold is not reached, no payment is made in respect of that goal.

1.3.4 Equity Based Opportunities

The Board gives consideration each year to the creation of opportunities for employees to participate as equity owners in the Company based on Company performance and other relevant factors. Shareholder approval is sought for any shares or share rights to be granted to the Managing Director and Chief Executive Officer.

a) Employee Share Plans

In August 2004, all employees were invited to participate in a scheme which provided for a grant of 150 ordinary BlueScope Steel shares (or a reward of equal value in countries where the issue of shares was not practicable). The aim of the Plan was to assist employees to build a stake in the Company by providing each eligible employee with a parcel of shares, at no cost to the employee. Employees who become shareholders have the potential to benefit from dividends paid on the shares, growth in the market value of their shares and any bonus shares or rights issues the Board of Directors may approve from time to time.

The form of the share offer depended on local regulations and tax laws. In Australia, eligible employees were offered shares with a restriction on trading of these shares for 3 years. Over 99% of employees worldwide who were offered shares participated in the Plan.

The allocation of shares to employees under such schemes and the form of the offer is at the discretion of the Board and is considered on a year by year basis.

b) Long Term Incentive Plan – Approach

Consideration is also given on an annual basis to the award of share rights to senior managers under the Long Term Incentive Plan. The Long Term Incentive Plan is designed to reward senior managers for long term value creation. It is part of the Company's overall recognition and retention strategy having regard to the long term incentives awarded to senior managers in the markets in which the Company operates.

The decision to make an award of share rights is made annually by the Board. Individual participation is determined based on the:

- Strategic significance of the role and outcomes achieved.
- Impact on strategic outcomes in terms of special achievements or requirements.
- Future potential and succession planning requirements.
- Performance and personal effectiveness in achieving outstanding results.

Details of the awards under the Plan since the demerger are set out below. In summary, the main features of the Plan is as follows:

- The awards are generally made in the form of share rights (with the exception of part of the July 2002 award as set out below). Share rights are a right to acquire an ordinary share in BlueScope Steel at a later date subject to the satisfaction of certain performance criteria.
- The vesting of share rights under the Plan requires a sustained performance over a number of years (usually 3) with a hurdle based on Total Shareholder Return (TSR) relative to the TSR of the companies in the S&P/ASX 100 index at the award grant date. The hurdles have been set to underpin the creation of superior Total Shareholder Return in the context of the top 100 Australian Companies.
- The share rights available for exercise are contingent on BlueScope Steel's ranking – TSR percentile with either a stepped vesting (2002 awards) or a sliding scale (2003 and 2004 awards) with the minimum ranking for vesting being the 51st percentile. With sliding scale vesting the total number of share rights that vest for a senior manager increase proportionally as BlueScope Steel's TSR percentile ranking increases. The sliding scale introduced in 2003 was based on advice from an external remuneration consultant and was part of a review which balanced short and long term risk in the short and long term incentive schemes.
- Given the potential volatility of the Company's earnings and the cyclical nature of the markets in which the Company operates, provision is generally made for limited retesting on a predetermined basis (however, this does not apply to the September 2002 award).
- Any share rights which do not vest, lapse on resignation or termination for cause or at the expiry of the relevant performance period, which ever comes first.
- The Board has discretion to vest share rights in the event of a change in control. The Board has determined that any outstanding share rights can vest before the end of the performance period if a "change in control" occurs. Vesting at this time will depend upon early testing of the relevant performance hurdles at that time. A "change of control" is generally an entity acquiring unconditionally more than 50% of the issued shares of the Company.

- External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date for each award. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account.

The July 2002 award, which was tested on 30 September 2004 against the set performance hurdles, achieved the TSR performance hurdle at the 100th percentile. Accordingly, all share rights outstanding for this award vested having regard to the outstanding performance achieved.

The September 2002 award has an additional restriction that any shares acquired under this award cannot be sold prior to 30 September 2007 and any participant who resigns during this two year holding period forfeits any shares acquired under this award, unless the Board (in its absolute discretion) determines otherwise.

In September 2004, 201 senior and high potential managers were invited to participate in the Long Term Incentive Plan.

c) Long Term Incentive Plan – Outline of Specific Awards

(i) July 2002 Award

Nominated executives were awarded share rights in BlueScope Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long Term Incentive Plan in October 2001. For this award, a once-only increase equivalent to an additional 50% of the value of the award was made. This once-only increase was to recognise that, but for the BlueScope Steel demerger, the nominated employees would have been eligible for an award under the BHP Billiton Limited's Long Term Incentive Plan in October 2001, and the first performance period under the BlueScope Steel Long Term Incentive Plan was shorter than the three year period usually adopted under BHP Billiton Limited's plan.

Vesting Requirements

TSR Performance Hurdle	First Performance Period % of Share Rights that Vest	Second Performance Period % of Share Rights that Vest
80th – 100th percentile	100%	50%
70th – < 80th percentile	90%	50%
60th – < 70th percentile	70%	50%
50th – < 60th percentile	50%	50%
< 50th percentile	50% of share rights awarded lapse and 50% to be carried over to a second performance period at the Board's discretion	None – all unvested share rights lapse immediately.

Details of the July 2002 Award

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date (subject to vesting requirements)	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share Rights Granted	14,355,000	2,800,300
Number of Participants at Grant Date	105	12
Number of Current Participants	3	11
Exercise Price [1]	$2.85	Nil
Fair Value Estimate at Grant Date [2]	$5,742,000	$3,276,351
Share Rights Lapsed since Grant Date	1,265,394	194,900
Performance hurdle achieved	100%	100%
Number of Share Rights Vested	13,089,606	2,605,400
Number of Share Rights Exercised	12,808,655	2,605,400
Number of participants at Exercise Date	100	11
Share Rights still to be Exercised	280,951	–

1 The share rights awarded in July 2002 comprised both nil priced and market priced share rights. The exercise price established for the Market Priced Share Rights was based on the volume weighted average price of the BlueScope Steel Limited shares sold under the sale facility at the time of the demerger from BHP Billiton and BlueScope Steel shares on the Australian Stock Exchange during the first five trading days. Selected executives received Share Rights with a nil exercise price.

2 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.04 million for the 2005 (2004: $4.2 million) financial year. Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

(ii) September 2002 Award

Vesting Requirements

TSR Performance Hurdle	% of Share Rights that Vest
80th – 100th percentile	100%
70th – < 80th percentile	90%
60th – < 70th percentile	70%
51st – < 60th percentile	50%
< 51st percentile	None – all unvested share rights lapse immediately.

Details of the September 2002 Award

	Nil Priced Share Rights
Grant Date	30 September 2002
Exercise Date (subject to vesting requirements)	From 1 October 2005
Expiry Date	30 September 2006
Share Rights Granted	4,751,500
Number of Participants at Grant Date	119
Number of current Participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date[1]	$4,656,470
Share Rights Lapsed since Grant Date	282,621

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.55 million for the year ended 30 June 2005 (2004: $1.55 million). Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

(iii) September 2003 Award

Vesting Requirements

TSR Performance Hurdle	% of Share Rights that Vest
75th – 100th percentile	100%
51st – < 75th percentile	A minimum of 52% plus a further 2% for each increased percentage ranking. Any unvested share rights will be carried over to be assessed at subsequent performance periods.
< 51st percentile	All share rights will be carried over to be assessed at subsequent performance periods.

If the performance hurdles are not met at the end of the first performance period (or are only partially met), four subsequent performance periods will apply. The subsequent performance periods commence on 1 October 2003 and end on 31 March 2007, 30 September 2007, 31 March 2008 and 30 September 2008 respectively. Vesting at a subsequent performance period will only occur if the vesting requirements have been met and any previous percentile rankings are exceeded.

Details of the September 2003 Award

	Nil Priced Share Rights
Grant Date	24 October 2003 (All executives excluding Managing Director and Chief Executive Officer) 13 November 2003 (Managing Director and Chief Executive Officer)
Exercise Date (subject to vesting requirements)	From 1 October 2006
Expiry Date	30 September 2008
Share Rights Granted	3,183,800
Number of Participants at Grant Date	144
Number of current Participants	141
Exercise Price	Nil
Fair Value Estimate at Grant Date[1]	$9,678,752
Share Rights Lapsed since Grant Date	109,453

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $3.3 million for the year ended 30 June 2005 (2004: $2.3 million). Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

(iv) September 2004 Award

Vesting Requirements

TSR Performance Hurdle	% of Share Rights that Vest
75th – 100th percentile	100%
51st – < 75th percentile	A minimum of 52% plus a further 2% for each percentage ranking. Any unvested share rights will be carried over to be assessed at subsequent performance periods.
< 51st percentile	All share rights will be carried over to be assessed at subsequent performance periods.

If the performance hurdles are not met at the end of the first performance period (or are only partially met), four subsequent performance periods will apply. The subsequent performance periods commence on 1 September 2004 and end on 29 February 2008, 31 August 2008, 28 February 2009 and 31 August 2009 respectively. Vesting at a subsequent performance period will only occur if the vesting requirements have been met and any previous percentile rankings are exceeded.

Details of the September 2004 Award

	Nil Priced Share Rights
Grant Date [2]	31 August 2004
Exercise Date (subject to vesting requirements)	From 1 September 2007
Expiry Date	31 October 2009
Share Rights Granted	2,306,400
Number of Participants at Grant Date	201
Number of current Participants	200
Exercise Price	Nil
Fair Value Estimate at Grant Date [1]	$11,139,912
Share Rights Lapsed since Grant Date	6000

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $2.3 million for the year ended 30 June 2005. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

2 The award granted on 31 August 2004 to the Managing Director and Chief Executive Officer was subject to Shareholder approval at the 2004 Annual General Meeting.

d) Special Share Rights Awards

Special Share Rights are awarded by the Board from time to time to meet specific or exceptional demands. In 2004, special share rights were awarded to two executives to facilitate the effective integration and turn around of the North America Coated and Building Products business, the effective integration of the China operations of BlueScope Butler and successful completion of Asian capital expansion. The awards have been made in the form of share rights in 2 tranches which are vested on the achievement of specific performance objectives determined by the Managing Director and Chief Executive Officer and the Chairman of the Board. The performance hurdles set are tested at the end of each performance period (i.e. 30 June 2005 for Tranche 1 and 30 June 2006 for Tranche 2). Any unvested share rights rolled over from Tranche 1 which did not meet the performance hurdles are added to the Tranche 2 award and new performance hurdles determined for the period 1 July 2005 – 30 June 2006. No tranche 1 special share rights were vested.

e) Employee Share Purchase Plan

Facility is also made available, to Australian employees only at this stage, to be provided with shares at market prices through salary sacrifice from salary or incentives/bonuses. Under the purchase plan, shares can be provided on a tax deferred basis and therefore sale or transfer is restricted. Shares provided under the Plan are entitled to participate in dividends.

1.3.5 Superannuation

BlueScope Steel operates superannuation funds in Australia, New Zealand and North America for its employees. In these locations there are a combination of defined benefit and accumulation type plans. The defined benefit schemes are closed to new members.

Contributions are also made to other international superannuation plans for employees outside of Australia, New Zealand and North America.

1.3.6 Other Benefits

Additionally, executives are eligible to participate in an annual health assessment program designed to safeguard the Company against the loss or long term absence for health related reasons.

2. RELATIONSHIP BETWEEN COMPANY PERFORMANCE AND REMUNERATION

The graph set out below outlines the performance of BlueScope Steel in terms of Total Shareholder Return compared to the performance of the S&P/ASX 100 for the same period. The TSR Index for BlueScope Steel as at 30 June 2005 was 314.9 compared to 151.2 for the S&P/ASX 100.

BLUESCOPE STEEL LIMITED
TOTAL SHAREHOLDER RETURN INDEX COMPARED TO S&P/ASX100
15/07/02 TO 30/06/05


Source: ABN AMRO
450
400
350
300
250
200
150
100
50
0
1/07/02
1/01/03
1/07/03
1/01/04
1/07/04
1/01/05
1/07/05
BlueScope Steel – TSR Index
S&P/ASX 100 – TSR Index (Rebased)

An analysis of other Company performance and performance related remuneration data relating to the nominated senior Corporate executives set out in Section 3 over the same period are set out in the tables below:

BlueScope Steel Performance Analysis

Measure	30 June 2002	30 June 2003	30 June 2004	30 June 2005
Share Price	$2.85 (1)	$3.72	$6.74	$8.23
Change in Share Price $	–	$0.87	$3.02	$1.49
Change in Share Price %	–	30.5%	81.2%	22.1%
Dividend Per Share	N/A	0.29 cents	0.40 cents	0.62 cents
Earnings Per Share	N/A	57.1 cents	77.8 cents	137.4 cents
NPAT $m	N/A	$452m	$584m	$1,007m
% movement	N/A	–	29.2%	72.4%
EBIT $m	$160m	$611m	$818m	$1388m
% movement	–	282%	34%	70%
EBITDA $m	$412m	$881m	$1105m	$1696
% movement	–	114%	25%	53%

(1) Share Price as at 15 July 2002

As reflected in the table above, over the total period:

- EBITDA has increased by 312% since 30 June 2002.
- EBIT has increased by 768% since 30 June 2002.
- Earnings per share for the two years ended 30 June 2003 to 30 June 2005 have increased by 141%.

BSL Performance Related Remuneration Analysis for Senior Corporate Executives

Measure	Year ended 30 June 2003	Year ended 30 June 2004	Year ended 30 June 2005
Average % increase in short term incentive Payments	1st year	1.9	12.3

The Board Remuneration Strategy short term incentive component takes into account business unit financial performances and non financial and strategic hurdles. Market consensus on future earnings is also taken into account in setting financial targets as these take into account forecast movements in steel prices, exchange rate and other external factors likely to impact financial performance. Some participants in short term incentives have not met all of the hurdles with the result that some short term incentive payments have been below the possible maximum level. On average, the short term incentives payable to the Managing Director and Chief Executive Officer and other senior nominated executives was 100% of the potential short term incentive which could be awarded, which reflects the outstanding results achieved this year.

In relation to long term incentives, share price and earnings performance have been in the top percentile when measured against the Companies in the S&P/ASX 100 index and this performance is the key factor impacting the value of long term equity incentives and their likelihood of meeting the required hurdles for vesting.

3. SPECIFIC REMUNERATION DETAILS

3.1 Directors

Details of the audited remuneration for the year ended 30 June 2005 for each Non-Executive Director of BlueScope Steel is set out in the following table.

	PRIMARY				POST-EMPLOYMENT	
	BASE FEE					
Name	Cash $	Salary Sacrifice $	Committee Fee / Allowance $	Other $	Superannuation $	Total $
GJ Kraehe	340,304	37,811	–	6,678	11,585	396,378
RJ McNeilly	168,681	18,742	–	–	11,585	199,008
J Crabb (resigned 27 July 2004)	10,577	–	1,269	–	1,337	13,183
DJ Grady	73,199	52,839	20,000	–	11,585	157,623
HK McCann	111,935	14,103	15,000	–	11,585	152,623
PJ Rizzo	120,844	16,779	30,000	–	–	167,623
Tan YP	111,434	14,604	20,000	–	11,585	157,623

3.2 Details of senior executives' (including the Managing Director and Chief Executive Officer's) remuneration

The audited information contained in the table below represents the annual remuneration for the year ended 30 June 2005 for the Managing Director and Chief Executive Officer and the six most highly remunerated executives responsible for the strategic and operational direction of the Company.

In addition there was one Business Unit executive who met the requirement for remuneration disclosure for the financial year ended 30 June 2005, being Mr Alossi, President BlueScope Buildings, China.

Name	PRIMARY				POST-EMPLOYMENT	EQUITY	
	Cash Salary and Fees $	At Risk Cash Bonus (1) $	Other $	Sub total $	Superannuation $	Share Rights (2) $	Total $
EXECUTIVE DIRECTOR KC Adams – Managing Director and CEO	1,411,442	2,131,250	8,302	3,550,994	207,482	803,956	4,562,432
EXECUTIVES LE Hockridge – President BlueScope Steel North America (effective 1 April 2005, formerly President Industrial Markets)	630,161	600,000	67,011	1,297,172	90,490	294,664	1,682,326
BG Kruger – Chief Financial Officer	525,747	470,000	–	995,747	76,779	230,439	1,302,965
KJ Fagg – President Market and Logistics Solutions	526,385	470,000	–	996,385	73,769	250,400	1,320,554
NH Cornish – President Australian Building and Manufacturing Markets	476,318	430,000	–	906,318	69,497	217,821	1,193,636
M Courtnall – President Asian Building and Manufacturing Markets	424,029	380,000	41,686	845,715	61,811	187,042	1,094,568
IR Cummin – Executive Vice President Human Resources	406,385	370,000	1,527	777,912	56,969	148,931	983,812
M Alossi – President BlueScope Buildings China	358,455	505,579 (3)	414,811 (4)	1,278,845	12,200	12,850	1,303,895

(1) Refer to Section 1.3.3 for details of the at risk cash bonus (Short-Term Incentive Plan). Amounts reflect the annual cash bonus for the year ended 30 June 2005 based on actual performance. Actual annual cash bonus amounts will be paid in September 2005.

(2) Valuation of equity remuneration in the form of share rights granted, excludes the effect of tenure risk. For each award, total fair value is pro-rated over the award period, from grant date to expected vesting date.

(3) Mr Alossi's previous employment agreement provided for a bonus for the 12 months ending 31 December 2004. 50% of that bonus has been included in the table above. Further Mr Alossi was eligible for a bonus for the 6 months ending 30 June 2005, which has been included above. Mr Alossi's contract has now been aligned with the BlueScope Steel STI Plan as outlined in Section 1.3.3.

(4) Mr Alossi is a US Expatriate with BlueScope Steel China. The non-monetary benefits indicated relate to benefits arising out of his assignment in China, including medical plan, housing, foreign and US taxes.

It should be noted that effective 1 July 2005, the following senior executives assumed new positions within the BlueScope Steel Limited organisation structure, with the exception of Mr Cummin who assumes his new role effective 1 September 2005.

Name	New Title
BG Kruger	President Australian Manufacturing Markets
KJ Fagg	President Australian Building and Logistics Solutions
NH Cornish	President Australian and New Zealand Industrial Markets
IR Cummin	Executive Vice President People and Performance

Share Rights granted to the Managing Director and Chief Executive Officer and the top seven most highly remunerated executives during the financial year ended 30 June 2005 were as follows:

Name	% of Remuneration Consisting of Share Rights (1)	Value of Share Rights Granted during the Year at Grant Date (2)	Value of Share Rights exercised during the year (3)	Value of Share Rights at lapse date, that lapsed during the year (4)
DIRECTORS				
K C Adams	18%	931,368	917,900	–
EXECUTIVES				
L E Hockridge	18%	353,118	388,332	–
B G Kruger	18%	277,046	296,542	–
K Fagg	20%	277,046	345,988	–
N Cornish	20%	250,832	296,542	–
M Courtnall	18%	222,048	236,510	–
I Cummin	16%	214,338	–	–
M Alossi	1%	61,680	–	–

(1) This figure is calculated on the value of share rights awarded in the year ended 30 June 2005 as a percentage of the total value of all remuneration received in that same year.

(2) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, the likely achievement of performance hurdles of the share rights have been taken into account.

(3) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights for the July 2002 award that were exercised in the year ended 30 June 2005.

(4) Mr Hockridge and Mr Courtnall were awarded 20,000 and 10,000 Share Rights (Tranche 1) respectively under the Special Incentive award on 3 August 2004. Tranche 1 performance hurdles as at 30 June 2005 were not met. In accordance with the terms of the Special Share Rights Issue the Share Rights from Tranche 1 were rolled over into the second performance period. A further Award of 20,000 and 10,000 respectively (Tranche 2) have been awarded and both Tranches are subject to new performance hurdles as determined by the Board for the period 1 July 2005 – 30 June 2006. Refer to Section 1.3.4 (d) for further information.

The Share Rights Awarded to Executives under the July 2002 Award vested at the 100% level in September 2004.

Details of the audited Share Rights holdings for the specified executives are set out below:

Name	Share Rights Balance at 30 June 2004	Share Rights Granted in year ended 30 June 2005	Share Rights Vested in year ended 30 June 2005	Share Rights Lapsed in year ended 30 June 2005	Share Rights Balance at 30 June 2005
DIRECTORS					
K C Adams	1,448,800	181,200	685,000	–	945,000
EXECUTIVES					
L E Hockridge	552,900	68,700	289,800	–	331,800
B G Kruger	425,700	53,900	221,300	–	258,300
K Fagg	488,700	53,900	258,200	–	284,400
N Cornish	419,200	48,800	221,300	–	246,700
M Courtnall	342,300	43,200	176,500	–	209,000
I Cummin	94,700	41,700	–	–	136,400
M Alossi	–	12,000	–	–	12,000

4. EMPLOYMENT CONTRACTS

4.1 Managing Director and Chief Executive Officer – Outline Of Employment Contract

Outlined below are the key terms and conditions of employment contained within the employment contract for Mr Kirby Adams, the Managing Director and Chief Executive Officer.

Mr Adams' base employment contract conditions were determined prior to the demerger on 7 July 2002 and are regularly reviewed by the Board of BlueScope Steel. He receives an annual base pay of $1,425,000. This amount is reviewed on an annual basis in accordance with the Board's senior executive salary review policy. In addition, Mr Adams is eligible to participate in the Short Term Incentive Plan and, subject to shareholder approval, Long Term Incentive Plan awards.

Mr Adams may terminate the contract by giving three months' written notice, upon which he is entitled to his annual base pay, which has been accrued but not paid up to the date of termination, plus any vested awards under the Long Term Incentive Plan, and any other payments for which he is eligible under the Short Term Incentive Plan. The Company may terminate the contract by giving one months' written notice (or a payment in lieu of notice based on Mr Adams' annual base pay) and a gross termination payment equal to 24 months of Mr Adams' annual base pay, plus any applicable Short Term Incentive Plan and Long Term Incentive Plan awards, and reimbursement for the reasonable costs of relocation from Australia to the United States of America. The Company may also terminate the contract on 30 days' notice in the event of serious misconduct or a serious breach of the contract. In this event, Mr Adams is only entitled to his annual base pay which has accrued but not been paid up to the date of termination plus any vested Long Term Incentive Plan awards.

4.2 Other Specified Executives

Remuneration and other terms of employment for the other specified executives set out above are formalised in employment contracts which can be terminated with notice. Each of these agreements provide for the annual review of annual base pay, provision of performance-related cash bonuses, other benefits including annual health assessment, and participation, when eligible, in the Long Term Incentive Plan. The contracts provide for notice of one to six months for resignation by the executive or termination by the Company. In the event of termination by the Company other than for cause, a termination payment of 12 months pay or the Company Redundancy Policy, whichever is the greater, will apply. The Company Redundancy Policy provides for 14 weeks pay plus 2.5 weeks for each year of service.

ENVIRONMENTAL REGULATION

BlueScope Steel's Health, Safety, Environment and Community ("HSEC") Policy provides the foundation for the way in which environment is managed at all levels of the organisation. BlueScope Steel cares for the environment and is committed to the efficient use of resources, reducing and preventing pollution and product stewardship. Product stewardship is a product-centred approach to environmental protection, focusing on all aspects of the product lifecycle.

The BlueScope Steel Group has continued to ensure its environmental management systems are robust by again achieving ISO 14001 accreditation following a series of external reviews performed during the reporting period. BlueScope Steel has also developed a customised compliance system to enable its environmental responsibilities to be appropriately managed. This provides a systematic means for line management to both understand and demonstrate compliance with their specific statutory obligations on a monthly basis. The environmental compliance system has been successfully implemented at a number of BlueScope Steel's operations, including Port Kembla, Springhill and Western Port already. It is anticipated that by the end of the 2005–2006 financial year, the compliance system will have been implemented at most of BlueScope Steel's operations.

BlueScope Steel notified relevant authorities of a number of statutory non-compliances with environmental regulations during the reporting period. Most of these were relatively minor in nature and related to the Port Kembla Steelworks in New South Wales (NSW) Australia. There were no significant environmental incidents recorded during the reporting period.

As reported in last year's Directors' Report, BlueScope Steel received a fine of $70,000 under the Protection of Environment Operations Act (NSW) 1997, in July 2004, over an incident at the Port Kembla Steelworks in March 2003 that caused air emissions resulting from a failure to maintain equipment. This is reported as the fine was handed down within the 2004–2005 financial year.

The Port Kembla Steelworks has entered into voluntary agreements with the NSW Department of Environment and Conservation ("DEC") to investigate possible land contamination of two areas within its site, the No.2 Steelworks and the recycling area. These investigations continue to take place in consultation and co-operation with the DEC.

INDEMNIFICATION AND INSURANCE OF OFFICERS

BlueScope Steel has entered into directors' and officers' insurance policies and paid an insurance premium in respect of the insurance policies, to the extent permitted by the Corporations Act 2001. The insurance policies cover former Directors of BlueScope Steel along with the current Directors of BlueScope Steel (listed on page 42). Executive officers and employees of BlueScope Steel and its related bodies corporate are also covered.

In accordance with Rule 21 of its Constitution, BlueScope Steel, to the maximum extent permitted by law:

- must indemnify any current or former Director or Secretary; and
- may indemnify current or former executive officers,

of BlueScope Steel or any of its subsidiaries, against all liabilities (and certain legal costs) incurred in those capacities to a person, including a liability incurred as a result of appointment or nomination by BlueScope Steel or its subsidiaries as a trustee or as a director, officer or employee of another corporation.

The current Directors of BlueScope Steel have each entered into an Access, Insurance and Indemnity Deed with BlueScope Steel. The Deed addresses the matters set out in Rule 21 of the Constitution and includes, among other things, provisions requiring BlueScope Steel to indemnify a Director to the extent to which they are not already indemnified as permitted under law, and to use its best endeavours to maintain an insurance policy covering a Director while they are in office and seven years after ceasing to be a Director.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as (in accordance with normal commercial practice) such disclosure is prohibited under the terms of the contract.

Under the terms of the agreement for the acquisition of Butler Manufacturing Company, the Company undertook to assume Butler Manufacturing's commitments to indemnify, and maintain insurance in respect of, former Directors and officers of Butler Manufacturing against liabilities incurred by them as directors and officers, to the extent permitted by Delaware law. On acquisition of Butler Manufacturing Company, BlueScope Steel continued Butler's arrangements to indemnify former Directors and officers.

PROCEEDINGS ON BEHALF OF BLUESCOPE STEEL

As at the date of this report, there are no leave applications or proceedings brought on behalf of BlueScope Steel under section 237 of the Corporations Act 2001.

ROUNDING OF AMOUNTS

BlueScope Steel is a company of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

AUDITOR

Ernst & Young was appointed as auditor for BlueScope Steel at the 2002 Annual General Meeting.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The auditor's independence declaration for the year ended 30 June 2005 has been received from Ernst & Young. This is set out at page 53 of the Directors' Report.

- Ernst & Young provided the following non-audit services during the year ended 30 June 2005. $497,000; international assignee employment taxation services;
- $178,000; country specific taxation compliance services and advice in New Zealand, Malaysia, Vietnam and North America;
- $139,000; specific compliance tax services in relation to the acquisition of Butler Manufacturing Company;
- $5,000; review of BlueScope Steel (Thailand) Board of Investment Report; and
- $26,000; bookkeeping and tax services for Butler Manufacturing Company's Chile subsidiary. The Directors were satisfied, on the basis of materiality, that auditor independence was not compromised. Note: Butler Manufacturing Company was previously audited by KPMG.

The Directors are satisfied that the provision of these non-audit services is compatible with the general standard of independence for auditors in accordance with the Corporations Act. The nature and scope of each type of non-audit service provided is considered by the Directors not to have compromised auditor independence. The Directors' belief is consistent with advice received by the Audit and Risk Committee of the Board.

This report is made in accordance with a resolution of the directors.

G J KRAEHE
CHAIRMAN

K C ADAMS
MANAGING DIRECTOR AND CEO

Melbourne
22 August 2005

AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF BLUESCOPE STEEL LIMITED

In relation to our audit of the financial report of BlueScope Steel Limited for the year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

ERNST & YOUNG

ALAN I BECKETT
PARTNER

Melbourne
22 August 2005

2005 CORPORATE GOVERNANCE STATEMENT

DISCLOSURE REQUIRED BY THE ASX CGC RECOMMENDATIONS	REFERENCE
Functions reserved to the Board and those delegated to management	See Role of the Board on page 55
Skills experience and expertise relevant to the position of Director	See Board of Directors on pages 38–39
Names of Directors considered by the Board to constitute independent Directors and BlueScope Steel's relevant thresholds	See Independent Non-Executive Directors on page 56
Procedure for independent professional advice	See Access to information and independent advice on page 55
Directors' terms of office	See Board of Directors on pages 38–39
Names of the Nomination Committee members and attendance	See Nomination Committee and Meetings of Directors on pages 59 and 42
Composition of Board Chairperson and role of Chairman and Managing Director and Chief Executive Officer	See Role and Composition of the Board on page 55
Code of conduct for Directors and executives	See Guide to Business Conduct on page 61
Company code of conduct	See Guide to Business Conduct on page 61
Securities Trading Policy	See Share ownership and dealing on page 60
Audit and Risk Committee members and their qualifications	See Audit and Risk Committee on page 58
Audit and Risk Committee meetings and attendance	See Meetings of Directors on page 42
Financial statements sign-off and structure of Audit and Risk Committee	See Audit and Risk Committee on page 58
Procedures for ASX disclosure requirements	See Shareholders on page 55
Shareholder communications strategy	See BlueScope Steel's website www.bluescopesteel.com
Attendance of external auditor	See the External audit on page 60
Risk oversight committee	See Audit and Risk Committee on page 58
Risk management and internal controls	See Internal control and risk management on page 58
Performance evaluation	See Board on page 57
Company's remuneration policies and disclosure	See Remuneration Report and Non-Executive Directors' remuneration on page 43
Remuneration and Organisation Committee members and attendance	See Remuneration and Organisation Committee and Meetings of Directors on pages 59 and 42
Retirement benefits for Non-Executive Directors	See Non-Executive Directors' remuneration on page 43

INTRODUCTION

The Board operates in accordance with a set of corporate governance policies, which take into account relevant best practice recommendations including the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations ("ASX CGC Recommendations"). The Board considers that BlueScope Steel complies with the requirements in the ASX CGC Recommendations.

BlueScope Steel is a global organisation, with businesses operating in many countries, including Australia, New Zealand, North America, China and elsewhere in Asia. Entities within the BlueScope Steel Group must, therefore, comply with a range of varying legal, regulatory and governance requirements.

The Board places great importance on the governance of BlueScope Steel and, in particular, the need to focus on carrying out prudent risk-taking activities, which achieve a balance between:

- The generation of rewards for shareholders who invest their capital;
- The supply of goods and services of value to the BlueScope Steel's global customers; and
- The provision of safe and meaningful employment for employees in a way, which contributes to the welfare of the community.

This Corporate Governance Statement outlines the key aspects and mechanisms of BlueScope Steel's governance framework, which have been established, and kept under review, by the Board.

Summaries of the charters under which the Board and Board committees operate (including a copy of the Audit and Risk Committee charter) and other relevant information referred to in this Corporate Governance Statement are available on BlueScope Steel's website **www.bluescopesteel.com.**

SHAREHOLDERS

Shareholders who elect the Board perform a fundamental role in the governance of BlueScope Steel.

The Board recognises that shareholders must receive high quality relevant information in a timely manner. Arrangements for communicating with shareholders are summarised on BlueScope Steel's website www.bluescopesteel.com.

BlueScope Steel is subject to continuous disclosure obligations under the Listing Rules of the Australian Stock Exchange (ASX) and Australian corporations legislation. Subject to limited exceptions under the continuous disclosure requirements, BlueScope Steel must immediately notify the market, through the ASX of any information, which a reasonable person would expect to have a material effect on, or lead to a substantial movement in, the price or value of its shares.

To achieve these objectives and satisfy the regulatory requirements, the Board provides information to shareholders and the market in several ways, including:

- Communicating with all shareholders in annual reports and financial statements, releases of results to the ASX each half year and at BlueScope Steel's Annual General Meeting;
- Releasing price sensitive announcements and other relevant significant announcements directly to the market via the ASX. Copies of these announcements are immediately placed on BlueScope Steel's website www.bluescopesteel.com;
- Conducting briefings with analysts and institutions from time to time, particularly after release of full and half-year results. Copies of analyst briefings are placed on the Company's website. In doing so, BlueScope Steel recognises the importance of making sure that any price sensitive information provided during these briefings is made available to all shareholders and the market at the same time and in accordance with the requirements of the ASX and the Australian Securities and Investments Commission; and
- Providing information on BlueScope Steel's website, which contains extensive information about the BlueScope Steel Group and its activities, including statutory reports and investor information.

BlueScope Steel has a Market Disclosure Committee, comprising the Chairman, the Managing Director and Chief Executive Officer, the Chief Financial Officer, Company Secretary, the Vice-President Investor Relations and the Executive Vice-President Corporate Affairs, to monitor and assess all significant information, which may require disclosure. The Company Secretary is responsible for providing announcements to the ASX. A summary of BlueScope Steel's Continuous Disclosure Policy is available on BlueScope Steel's website www.bluescopesteel.com.

THE BOARD OF DIRECTORS

ROLE OF THE BOARD

The Board's role is to oversee the management of the Company on behalf of all shareholders.

The Board has developed and adopted a Charter that sets out:

- Its specific powers and responsibilities;
- The matters relating to the management of the Company delegation to the Managing Director and Chief Executive Officer and those specifically reserved to the Board; and
- Procedures aimed at ensuring the effective operation of the Board.

Matters reserved to the Board include:

- (Values and standards) setting the Company's values and standards of conduct and monitoring adherence to these standards, in the interests of the Company's shareholders, employees, customers, suppliers and the communities in which it operates and, generally, safeguarding the reputation of the Company;
- (Leadership) providing leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- (Direction and objectives) setting the Company's direction, strategies and financial objectives and being satisfied that the necessary financial and human resources are in place for the Company to meet its objectives;
- (Performance assessment) ensuring that the performance of management, and the Board itself, is regularly assessed and monitored;
- (Compliance) monitoring compliance with regulatory and ethical standards; and
- (Appointing Managing Director) appointing, terminating and reviewing the performance of the Managing Director and Chief Executive Officer.

A summary of the Board Charter is available at BlueScope Steel's website www.bluescopesteel.com.

The Board has delegated responsibility for the day-to-day operation and administration of the BlueScope Steel Group to the Managing Director and Chief Executive Officer, Mr Kirby Adams. The Executive Leadership Team assists the Managing Director and Chief Executive Officer in the day-to-day management of the business. The levels of authority for management are documented in detail in a Delegation of Authority Policy established under the Board Charter.

The Delegation of Authority Policy is readily available on the Company's intranet to all employees, along with detailed guidelines setting the internal approvals that must be obtained in order to enter into specific transactions.

The roles of the Chairman and the Managing Director and Chief Executive Officer are separate.

Access to information and independent advice

Directors are entitled to full access to the information required to discharge their responsibilities, including access to executives of the BlueScope Steel Group.

The Board (as well as Board Committees and individual Directors) may also obtain independent professional advice, at the expense of the Company, in carrying out their responsibilities, including in the absence of BlueScope Steel's management, where they consider it appropriate to do so. Procedures have been adopted to set out the practical steps by which independent professional advice is to be obtained.

Company Secretary

The Board is assisted by the Company Secretary, who advises on the management of meetings, the implementation of governance procedures and compliance with regulatory requirements.

Composition of the Board and Director appointment

For the majority of the 2004/05 financial year, the Board comprised seven Directors, including six independent Non-Executive Directors and one Executive Director (the Managing Director and Chief Executive Officer). John Crabb resigned on 28 July 2004.

The Board collectively brings significant commercial, business, operational, financial, legal and international experience in a range of industries. The Directors all bring skills and expertise, which, in aggregate, combine to form a Board, which is equipped to discharge its responsibilities. For the Directors' biographies, their term of office and information about their skills, experience and qualifications relevant to their position please refer to pages 38 and 39.

BlueScope Steel's Constitution and the Listing Rules of the ASX require that no member of the Board (other than the Managing Director and Chief Executive Officer) may serve for more than three years without being re-elected by shareholders at an Annual General Meeting of BlueScope Steel. Also, one-third of the Directors (not including the Managing Director and Chief Executive Officer) must retire, and are eligible to be re-elected by the shareholders at each Annual General Meeting. The Managing Director and Chief Executive Officer serve as a Director until he ceases to be the Chief Executive Officer. At the 2005 Annual General Meeting, Graham Kraehe and Tan Yam Pin will stand for re-election.

Independent Non-Executive Directors

The Board, excluding the Director in question, assesses the independence of each Non-Executive Director at least annually in light of the interests disclosed by that Director, as part of its overall commitment to standards of corporate governance in line with best practice.

The Board believes that independence is one important attribute of an effective Non-Executive Director. Other important attributes include business acumen and experience, an inquiring mind and personal integrity. In addition, the Board as a whole must work together effectively to combine and leverage the skills, knowledge and experience of its members to provide leadership to BlueScope Steel in generating value for shareholders and meeting the expectations of other stakeholders. The work of the Board must be supported by robust structures and processes that facilitate depth and breadth of understanding of BlueScope Steel's business, foster open and constructive debate, define roles and responsibilities clearly and ensure proper compliance with laws.

The governance process implemented by the Board has been designed, as a whole, to address all of these issues in a manner that will maximise the contribution of the Board to the success of the business.

In assessing the independence of a Non-Executive Director, consideration is given to the underlying purpose behind each of the specific relationships identified as relevant to independence (see below), and the overall purpose of independence.

The Board considers that the overall purpose of independence is to ensure that a Director does not have a relationship where there are, or are perceived to be, matters which could materially interfere with the Director:

- Making decisions on matters that regularly come before the Board or its committees;
- Objectively assessing information and advice given, or obtained, by management;
- Setting policy for general application across the BlueScope Steel group of companies; and
- Generally, carrying out the performance of his or her role as a Director, or which could inhibit free Board discussion of matters coming before the Board.

The Board considers all of the circumstances relevant to a Director, in determining whether the Director is free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of BlueScope Steel. Amongst the circumstances considered by the Board are a range of factors, including the relations described in Box 2.1 of the ASX CGC Recommendations. In determining whether a sufficiently material relationship (as described in Box 2.1 of the ASX CGC Recommendations) exists between BlueScope Steel and a third party, the Board has regard to all the circumstances of the relationship, including, among other things:

- (expenses/revenues) the proportion of a class of expenses or revenues that the relationship represents to both BlueScope Steel and the third party;
- (strategic importance) the strategic importance to BlueScope Steel's business of the goods or services purchased or supplied by BlueScope Steel;
- (uniqueness of services) the extent to which the services supplied are integral to the operation of BlueScope Steel's business, including the extent to which the services provided are unique and not readily replaceable;
- (goods/services) the nature of the goods or services;
- (transaction) the nature of the transaction; and
- (value) the value of the transaction to BlueScope Steel and the other party to the transaction.

Materiality is considered from the perspective of both BlueScope Steel and its Directors.

The Board considers that each Non-Executive Director is independent when assessed on the criteria above, taking into account all relevant matters and relationships of the particular Non-Executive Director. Relevantly, the Board's reasons include:

- At the date of this report, Mr Kraehe held the position of Non-Executive Chairman of the National Australia Bank Limited (but has announced his retirement effective September 2005). National Australia Bank Limited is a supplier of banking services and funding facilities. The National Australia Bank Limited forms part of a consortium of twelve banks providing funding to the BlueScope Steel Group. Decisions required by the consortium are by majority of the banks (as a minimum). National Australia Bank is not the transactional or principal banker for the Company. After assessing all of the circumstances of the arrangements with the National Australia Bank, the Company does not consider National Australia Bank to be a "material" supplier for the purpose of the assessment of independence. Having considered the goods and services supplied by the National Australia Bank Limited and the materiality criteria set out above, the Board considers that this relationship is not material for the purpose of independence. Mr Kraehe does not participate in any decisions regarding transactions with the National Australia Bank Limited.
- Mr McCann was a non-partner Chairman of the firm Allens Arthur Robinson until the end of the 2004 calendar year. Allens Arthur Robinson is not the exclusive or primary provider of legal services to BlueScope Steel and provides legal services to BlueScope Steel on normal terms and conditions. The Board considers that, having regard to Mr McCann's role with the firm, the amount of the fees paid to Allens Arthur Robinson and the nature of the services supplied, and based on the materiality criteria set out above, Allens Arthur Robinson is not a material professional adviser for the purposes of independence. The Board also notes that Mr McCann is not involved in Allens Arthur Robinson providing legal advice to BlueScope Steel or in selecting BlueScope Steel's legal advisers.
- Mr McCann is a director of Origin Energy Limited, which is not considered by the Board to be a material supplier for the purpose of independence. Mr McCann does not participate in any decisions regarding transactions with Origin Energy Limited and it is not the exclusive or primary provider of utilities to BlueScope Steel. The Board considers that, having regard to Mr McCann's role with Origin Energy Limited, the amount paid to that company, the nature of services supplied, and based on the materiality criteria set out above, Origin Energy Limited is not a material supplier for the purposes of independence. The Board also notes that Mr McCann is not involved in selecting utility providers for BlueScope Steel.
- Mr Rizzo is a director of the National Australia Bank Limited, which as noted above for Mr Kraehe, is not considered by the Board to be a material supplier for the purpose of independence. National Australia Bank is not the transactional or principal banker for the Company. After assessing all of the circumstances of the arrangements with the National Australia Bank, the Company does not consider National Australia Bank to be a "material" supplier for the purpose of the assessment of independence. Mr Rizzo does not participate in any decisions regarding transactions with National Australia Bank Limited. Mr Rizzo is also a member of the Advisory Board of Mallesons Stephen Jaques, a national law firm, which is one of a number of law firms that provide legal advisory services to BlueScope Steel. It is noted that Mallesons Stephen Jaques is not the exclusive or primary provider of legal services to BlueScope Steel. The Board considers that, having regard to Mr Rizzo's role with the firm, the amount of the fees paid to Mallesons Stephen Jaques and the nature of the services supplied, and based on the materiality criteria set out above, Mallesons Stephen Jaques is not a material supplier for the purposes of independence. The Board also notes that Mr Rizzo is not involved in Mallesons Stephen Jaques providing legal advice to BlueScope Steel or in selecting BlueScope Steel's legal advisers.
- None of Mr McNeilly, Ms Grady or Mr Tan had any relationships that required assessment for independence purposes.

Board succession planning and training

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level. This will require the Board periodically to assess the skill-set necessary to meet the BlueScope Steel Group's demands.

The Board has established a Nomination Committee, chaired by Mr Graham Kraehe, and comprising all the Non-Executive Directors.

Newly appointed Directors receive induction and training. This includes management briefings to familiarise themselves with the significant operations of the BlueScope Steel Group. Arrangements are made for new Directors to visit BlueScope Steel's major operational sites at Port Kembla and Western Port. Each Non-Executive Director has received a formal letter of appointment setting out the expectations and time commitments, among other things, required of them.

Board meetings

During the 2004/2005 financial year, the Board has met 13 times to review matters such as the financial performance of the BlueScope Steel Group, current trading and key business initiatives, and its strategies, budgets and business plans. Included in the Board's schedule was a separate meeting held to specifically consider BlueScope Steel's Group strategy.

Procedures are also in place to ensure that Directors can meet to consider and decide urgent matters, as and when they arise.

Materials for Board and Board committee meetings are circulated to the Directors in advance. The agenda for meetings is formulated with input from the Chairman and the Managing Director and Chief Executive Officer and, if required, other Directors.

The Chairman regularly requests that a member of the Board review the conduct of the Board meeting at its conclusion.

Members of senior management frequently make presentations to the Board, and telecommunication technologies may be utilised to facilitate participation.

In the 2004/05 financial year, Board meetings were held in various locations, including in Melbourne (at BlueScope Steel's head office), Sydney, in the United States (home to the group's Butler and Vistawall businesses), and Port Kembla (at BlueScope Steel's integrated steelworks operations). The Board has a programme to meet at various sites in Australia and in Asia during the remainder of 2005 and in 2006. The Board has also visited key customer operations.

Meetings without management

The Non-Executive Directors have held regular meetings without the presence of management.

Conflicts of interest

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to BlueScope Steel and their own interests. The Board has adopted a procedure to ensure that conflicts and potential conflicts of interest are disclosed to the Board. Where a matter is to be considered by the Board, the Chairman (or where the Chairman has a conflict or potential conflict, the Deputy Chairman) in consultation with Company Secretary may implement procedures to avoid the Director with the interest acting or being perceived to act in conflict with his or her duties to BlueScope Steel. The Company Secretary maintains a register of Directors' interests.

Directors' and executives' remuneration

Details of the remuneration policies of BlueScope Steel are set out in the remuneration report contained in this report on pages 43–51.

Board

The Board reviews its effectiveness and individual performance regularly.

In 2004, the Board completed a review of its effectiveness, with the assistance of an external consultant. The review concluded that the Board is functioning well with an appropriate mix of skills and experience and effective working relationships exist amongst Board members and between the Board and management. Consistent with the advice of the consultant, the Board determined that it would fully review its performance every two years. The next review will take place in the 2005/06 financial year.

The Nomination Committee has reviewed the performance of Directors seeking re-election.

Board committees

The Charter of each BlueScope Steel Board Committee requires the committee to regularly review its performance and, where necessary, make recommendations to the Board for improving the committee's effectiveness. During the financial year the Audit and Risk Committee conducted a formal review of its performance that involved seeking feedback from committee members, management and other regular committee participants such as, in the case of the Audit and Risk Committee, the external auditors. Performance reviews of the Remuneration and Organisation and Health Safety and Environment Committee are scheduled to take place later this calendar year.

Executives

All BlueScope Steel executives are subject to annual performance planning and review.

The annual performance planning and review involves a key executive being evaluated by their immediate superior, usually the Managing Director and Chief Executive Officer. The executive is assessed against:

- achievement of financial goals;
- completion of key job specifications and goals;
- achievement of other specific business and strategic objectives;
- contribution towards specific business plan objectives; and
- adherence to values expressed in "Our Bond".

In assessing a key executive's performance, the Managing Director and Chief Executive Officer may consult with the Chairman. The outcomes of performance reviews are reported to the Remuneration and Organisation Committee, which has overall responsibility for ensuring that performance management processes are in place for all key executives. The Remuneration and Organisation Committee considers executive remuneration.

The Remuneration and Organisation Committee also considers the overall amount of any short-term incentive to be provided to eligible executives, and reviews and approves the specific amount of any short-term incentive bonus award to particular senior executives. The review takes into account the overall performance of BlueScope Steel against a range of measures, and the contribution made by a particular executive.

The Chairman and the Board conduct the performance evaluation of the Managing Director and Chief Executive Officer. This evaluation involves an assessment of a range of factors including the overall performance of BlueScope Steel and the achievement of pre-determined goals.

BOARD COMMITTEES

Given the importance of certain matters to corporate governance, the Board has established a number of committees to assist in the execution of its responsibilities:

- the Audit and Risk Committee;
- the Remuneration and Organisation Committee;
- the Health, Safety and Environment Committee; and
- the Nomination Committee.

Other committees of the Board may be formed to deal with specific matters.

Each of the Board's committees operates under terms of reference (charters), detailing its roles and responsibilities. The charters contain a number of common features, including the ability of a committee to obtain independent professional advice at the expense of BlueScope Steel, the requirement for reporting to the Board and periodic reviews of committee operations.

The number of Board Committee meetings held during the year ended 30 June 2005 and the attendance at those meetings by members is set out in the Directors' Report on page 42.

Regular reports of the committees' activities are provided to the Board, Committee papers and minutes are circulated to all Directors.

Audit and Risk Committee

The Audit and Risk Committee assists the Board in the effective discharge of its responsibilities for financial reporting, internal controls, risk management, internal and external audit and insurance (with the exception of Directors' and Officers' Liability Insurance).

The Committee's charter was amended during the course of the year to widen the scope of matters delegated to it by the Board and is set out in full on BlueScope Steel's website www.bluescopesteel.com. Set out below is an overview of the Committee's objectives, as contained in the Committee's Charter:

External reporting

- (review of financial statements) review all published financial statements which are required to be signed by Directors, prior to approval by the Board and any annual or Directors' report which discusses BlueScope Steel's position or results;
- (compliance processes) review and consider the processes used by management to monitor and ensure compliance with laws, regulation and other requirements relating to external reporting of financial information;
- (accounting policies) review and assess BlueScope Steel's proposed professional and regulatory pronouncements regarding accounting policies and financial reporting and assess their impact on BlueScope Steel.

Internal control and risk management

- (risk management systems) consider whether BlueScope Steel has effective risk management systems in place to review, assess and manage business, financial and operational risk;
- (risk management policies) approve certain financial risk management policies;
- (credit limits) approve credit limits and guarantees up to a specified monetary limit;
- (internal controls) review and approve management's programs and policies which deal with the adequacy and effectiveness of internal controls over BlueScope Steel's business processes, including the determination of financial statements;
- (theft and fraud reports) receive reports concerning material actual and suspected breaches of law, including fraud and theft and assess systems to manage this risk;
- (litigation and contingencies) review any litigation, claim or other contingency which could have a material effect upon the financial position or operating results of BlueScope Steel;
- (superannuation plans) receive reporting concerning the accounting treatment of BlueScope Steel's superannuation plans and determine questions of accounting treatment raised;
- (related party transactions) review and monitor related party transactions and assess their propriety.

External audit

- (external auditor) make recommendations to the Board on the appointment, reappointment or replacement and remuneration of the external auditor, agree the terms of engagement, review the audit scope and monitor auditor independence;
- (policies for non-audit services) develop policies for approval by the Board, in respect of the provision of non-audit services by the external auditor, and approve provision of non-audit services by the external auditor;
- (coordination with internal audit) ensure the external auditor is coordinated with internal audit programs;
- (external audit findings) review and monitor management's responsiveness to the external audit findings.

Internal audit

- (internal audit) approve the internal auditor, review the audit scope and approve internal audit plans;
- (internal audit findings) review and monitor management's responsiveness to the internal audit findings;

Insurance

- (insurance) responsibility for reviewing and approving all aspects of the Company's insurance programme except for the Directors' and Officers' Liability insurance, which is the responsibility of the Board.

A complete copy of the Audit and Risk Committee charter is available on BlueScope Steel's website www.bluescopesteel.com. The Audit and Risk Committee meets before the finalisation of all major financial announcements of BlueScope Steel and must meet at least four scheduled times a year.

The committee assists the Board with the implementation of the risk management programme approved by the Board. The programme involves identification and assessment of significant risks and rating of the effectiveness of associated controls. Mitigation strategies are developed and implemented. Periodic reports are made to the Board and the Audit and Risk Committee on progress with this work.

As required by its charter, the Audit and Risk Committee is composed entirely of independent Non-Executive Directors.

The members of the Audit and Risk Committee are Mr Paul Rizzo (Committee Chairman), Mr Kevin McCann and Mr Ron McNeilly. In addition to their business experience, each member brings particular experience relevant to the functions of the Committee. Mr Rizzo has significant financial management and reporting experience. Mr McNeilly has an understanding of the industry in which BlueScope Steel operates and Mr McCann has both financial and legal experience, which is valuable to the functioning of the Audit and Risk Committee.

All Directors are invited to attend meetings of the Audit and Risk Committee, with standing invitations also extended to the Chief Financial Officer and the external and internal auditors. Discussions are held with the external and internal auditors without management being present.

Health, Safety and Environment Committee

The primary objectives of the Health, Safety and Environment Committee (HSEC), as set out in its charter, are to:

- (HSEC Policy) adopt a Health, Safety, Environment and Community Policy and, as it considers necessary, recommend changes to that policy;
- (compliance) monitor BlueScope Steel's compliance with the approved HSEC Policy;
- (HSEC standards) assess the HSEC standards of BlueScope Steel;
- (HSEC risks) assess the operations of BlueScope Steel and make recommendations for assessing, avoiding, eliminating, controlling and minimising HSEC risks;
- (legislation) assess compliance by BlueScope Steel with applicable legislation;
- (acceptable practices) research and recommend the adoption of acceptable HSEC practices in the industries in which BlueScope Steel operates;
- (incident reporting) receive reports concerning HSEC incidents within BlueScope Steel; and
- (implications) consider HSEC issues that may have strategic, business and reputational implications for BlueScope Steel.

The Chairman of the HSEC is Mr Ron McNeilly, an independent Non-Executive Director. All Directors are members of the HSEC because of the importance of health, safety and the environment to BlueScope Steel's operations. The composition of the HSEC will be reviewed later in this calendar year. The HSEC charter requires that the committee meets at least four scheduled times per year.

Remuneration and Organisation Committee

The Remuneration and Organisation Committee assists the Board in ensuring that BlueScope Steel:

- (human resources strategy) has a human resources strategy aligned to the overall business strategy, which supports the BlueScope Steel Business Charter Our Bond;
- (practices and policies) has remuneration policies and practices that are observed and that enable it to attract and retain executives and Directors who will create value for shareholders;
- (remuneration and performance) fairly and responsibly rewards executives having regard to the performance of BlueScope Steel, the creation of value for shareholders, the performance of the executive and the external remuneration environment;
- (succession) plans and implements the development and succession of executive management and Directors.

The Committee has authority to advise the Board on specific remuneration matters and has a role to approve certain other matters. The specific areas of responsibility are human resources strategy, remuneration policy, executive incentive and equity based plans, awards under executive incentive and equity based plans, executive Director and senior management remuneration, performance management, succession planning, termination, succession and Non-Executive Director remuneration.

Board approval is required for the following:

- (contract variation) changes to the remuneration or contract terms of executive Directors;
- (incentive plans) the design of new equity plans or executive cash-based incentive plans;
- (incentive awards) total level of award proposed from equity plans or executive cash-based incentive plans;
- (Managing Director selection) selection of the Managing Director and Chief Executive Officer;
- (Managing Director compensation) compensation and all performance related matters for the Managing Director and Chief Executive Officer;
- (executive termination payments) termination payments to executive Directors.

The Committee is composed entirely of independent Non-Executive Directors.

The members of the Committee are Ms Diane Grady (Committee Chairman), Mr Graham Kraehe, Mr Ron McNeilly and Mr Tan Yam Pin. All members of the Committee are independent Non-Executive Directors. The Committee is required to review its performance annually and the review is scheduled to take place later in the calendar year 2005. The Committee meets at least four scheduled times a year.

The Committee seeks advice and guidance, as appropriate, from the Managing Director and Chief Executive Officer, and the Executive Vice President People and Performance. It may also seek advice from external experts, including in the absence of management of BlueScope Steel.

Information on BlueScope Steel's remuneration policies in respect of the costs and benefits of those policies and the link between remuneration paid to Directors and executives and Company performance is detailed in the Directors' Report on pages 43 to 51.

Nomination Committee

The Nomination Committee is responsible for reviewing the membership of the Board and for consideration of candidates for membership of the Board. Mr Graham Kraehe chairs the Committee. All Non-Executive Directors are members. As the Board believes that the responsibilities of the Committee will be performed most effectively if all Non-Executive Directors are involved. Detailed work of the Committee may be delegated to a sub-committee.

The purpose of the Committee is to assist the Board to discharge its responsibilities for ensuring that the Board is comprised of individuals who are able to discharge the responsibilities of Directors having regard to the law and the highest standards of governance. The Committee achieves this purpose by:

- (required skills) assessing the skills required on the Board;
- (Board skills) assessing the extent to which the required skills are represented on the Board from time to time;
- (review processes) establishing processes for the review of the performance of the Board as a whole and individual Non-Executive Directors; and
- (Board candidates) establishing processes for the identification of suitable candidates for appointment to the Board.

Executive Leadership Team

BlueScope Steel's Executive Leadership Team (ELT) is responsible to the Managing Director and CEO for the day-to-day leadership and management of BlueScope Steel as a whole. The ELT performs its role in consultation with, and obtains guidance from the Board and Board committees. The ELT's specific responsibilities, include:

- (BlueScope Steel corporate strategy) developing and implementing the strategic direction of the BlueScope Steel Group;
- (business area strategies) reviewing and developing strategies for business areas;
- (safety) reviewing and developing safety strategy, high level processes and procedures;
- (capital expenditure) reviewing and endorsing all capital proposals over $5 million. The ELT recommends to the Board all capital proposals over $25 million;
- (human resources) reviewing and discussing human resource talent and succession and developing human resource strategies and practices;
- (policies and standards) discussing and endorsing major policies and standards that have been delegated to management by the Board in areas such as Human Resources, Information Technology, Risk Management and Finance; and
- (performance) reviewing Company and business unit financial performance and operational performance and agreeing any necessary actions.

The members of the Executive Leadership Team are Kirby Adams (Managing Director and Chief Executive Officer), who is Chairman of the ELT, Lance Hockridge (President BlueScope Steel North America), Noel Cornish (President, Australian and New Zealand Industrial Markets), Mike Courtnall (President Asian Building and Manufacturing Markets), Kathryn Fagg (President Australian Building and Logistics Solutions), Gerard Hammond (Acting Chief Financial Officer), Brian Kruger (President Australian Manufacturing Markets) and Ian Cummin (Executive Vice President People and Performance). The ELT meets regularly and prior to all board meetings, generally at BlueScope Steel sites.

ACCOUNTABILITY AND AUDIT

Internal control and risk management

The Board has overall responsibility for the BlueScope Steel Group's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Committee (see the Audit and Risk Committee). The Board regularly receives information about the financial position and performance of BlueScope Steel.

PricewaterhouseCoopers assists the Board by providing a comprehensive internal audit service.

CEO and CFO assurances

For annual and half-yearly accounts released publicly, the Managing Director and Chief Executive Officer and the Chief Financial Officer assure the Board that:

1. The financial records of the BlueScope Steel Group have been properly maintained.
2. The BlueScope Steel financial statements and notes required by the accounting standards, for external reporting:
   (a) give a true and fair view of the financial position and performance; and
   (b) comply with the accounting standards (and any further requirements in the Corporations Regulations), and applicable ASIC Class Orders.
3. The above representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the financial reporting and risk management policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

External audit

Ernst & Young are BlueScope Steel's external auditors.

The lead audit partner and the review partner of our external auditors rotate every five years. The current lead audit partner and review partner were first appointed for the 2001/02 and 2004/05 audits of BlueScope Steel respectively.

Non-audit work is prohibited, where independence may be compromised or conflicts arise. The Board revised the policy for the use of the Company's external auditor for non-audit services during the year. All non-audit services provided by the Company's external auditor are to be approved by the Audit and Risk Committee who assess whether any independence issues or conflicts of interest arise prior to the engagement. The revised policy also requires Audit and Risk Committee approval for the employment of partners or senior engagement team staff by the company within two years of leaving the external audit firm.

Ernst & Young representatives have previously attended the Annual General Meetings of BlueScope Steel and were available to answer questions from shareholders as appropriate. For the 2005 Annual General Meeting, the lead auditor of BlueScope Steel or a suitable member from the audit team will attend, as is required by the Corporations Act as amended by the CLERP 9 Act. Further, shareholders now have the right to submit written questions to the auditors as specified under the Corporations Act, and the auditor may table answers to the questions at the AGM.

Share ownership and dealing

Details of shares in BlueScope Steel Limited held by Directors are set out in the Directors' Report on page 42.

The Board has established a Securities Trading Policy covering dealings in BlueScope Steel's shares. The objective of the Policy is to ensure that shareholders, customers and the business community have confidence that Directors and senior management comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity. The Policy highlights the restrictions imposed by Australian corporations legislation on trading in BlueScope Steel shares and other entities' securities at a time when a person has non-public price sensitive information.

Under the Policy, Directors and senior management are required to notify the Company Secretary and obtain clearance before dealing in BlueScope Steel Limited shares. Directors and senior management are prohibited from dealing in BlueScope Steel Limited shares outside designated trading windows.

Any dealings in BlueScope Steel's shares by a Director are reported to the Board at its next meeting. The ASX is notified of any share dealings by a Director within five business days.

Corporate social responsibility

BlueScope Steel is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which the BlueScope Steel Group conducts its business.

Some of these important issues are the responsibility of the Health, Safety and Environment committee. However, BlueScope Steel views these matters as key issues, for which BlueScope Steel can have an impact in every aspect of its operations and interactions within the communities in which it operates.

The Health, Safety, Environmental and Community Policy addressing these issues can be found on BlueScope Steel's website www.bluescopesteel.com.

BlueScope Steel Guide to Business Conduct (including whistleblower protection)

BlueScope Steel Limited has a Guide to Business Conduct, which provides an ethical and legal framework for all employees. The Guide defines how the BlueScope Steel Group relates to its customers, employees, shareholders and the community.

At the core of the Guide to Business Conduct is the desire to build trust between BlueScope Steel and these stakeholders, through the implementation of principles of legal compliance and proper process; fair competition; the application of industry best practice to the health, safety and well-being of BlueScope Steel's employees; a focus on long-term benefits rather than short-term advantage for individuals; cooperation, driven by BlueScope Steel's belief in people and teamwork; and respect for the diverse range of people and cultures.

The Guide to Business Conduct provides a common behavioural framework applicable to all BlueScope Steel's employees, irrespective of their specific job, direct employer or location around the world. The Guide also applies to BlueScope Steel's Non-Executive Directors.

As a means of improving its policies and practices regarding the detection and management of business misconduct, the Board has revised its policy on Fraud and Misappropriation, to cover guidelines on reporting and responding to all suspected business misconduct, including the protection for whistleblowers introduced into the Corporations Act by the CLERP 9 Act amendments. BlueScope Steel is in the process of implementing these guidelines throughout the organisation.

The revised guidelines set out mechanisms that employees can use to report suspected incidents of business misconduct, such as fraud, misappropriation and breach of legislative requirements. Reports of suspected business misconduct may be made directly to line managers, to BlueScope Steel's Business Conduct Panel or a whistleblower hotline. Disclosures to the hotline may be made on a confidential basis. The Guidelines also detail how BlueScope Steel will respond to allegations of business misconduct, in particular, the protections that will be offered to employees who report suspected misconduct and give commitments about how the outcomes of investigations will be reported.

Political contributions

BlueScope Steel does not contribute funds to any political party, politician, or candidate for public office. It may, however, incur costs for attendance at events hosted by a political party for briefing purposes or for the purpose of meeting and having dialogue with political figures and contributes to the public debate of policy issues that may affect it in the countries in which it operates.



2005 CONCISE FINANCIAL REPORT

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

	Notes	2005 $M	2004 $M
Revenue from ordinary activities		7,981.6	5,769.6
Changes in inventories of finished goods and work in progress		146.7	1.7
Raw materials and consumables used		(3,296.8)	(2,145.6)
Employee benefits expense		(1,347.0)	(1,075.2)
Depreciation and amortisation expenses		(306.1)	(286.7)
Diminution in value of non-current assets		(1.6)	(1.4)
External services		(1,093.0)	(800.0)
Freight on external despatches		(484.3)	(418.7)
Carrying amount of non-current assets sold		(9.9)	(6.0)
Other expenses from ordinary activities		(394.7)	(288.7)
Borrowing costs expense		(37.5)	(16.8)
Shares of net profits of associates and joint venture partnership accounted for using the equity method		196.7	71.2
Profit from ordinary activities before income tax expense		1,354.1	803.4
Income tax expense		(347.0)	(201.6)
Profit from ordinary activities after income tax expense		1,007.1	601.8
Net profit attributable to outside equity interest		(0.1)	(17.7)
Net profit attributable to members of BlueScope Steel Limited	8	1,007.0	584.1
Net increase (decrease) in foreign currency translation reserve		(56.7)	12.7
Total revenue, expenses and valuation adjustments attributable to members of BlueScope Steel Limited recognised directly in equity		(56.7)	12.7
Total changes in equity other than those resulting from transactions with owners as owners		950.3	596.8
		Cents	Cents
Basic earnings per share	6	137.4	77.8

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

A breakdown of revenue and profit from ordinary activities before income tax by reporting segment is set out in note 2.

Key points to note on the profit from ordinary activities before income tax expense are:

- Building on the strong performance of previous years, the BlueScope Steel Group has achieved a record financial result, delivering a net profit of $1,007.0 million and earnings per share of 137.4 cents.
- The Company's revenue increased $2,212.0 million to $7,981.6 million, primarily achieved through acquisitions, improved prices, and a favourable shift in mix of despatches from export to domestic. These were partly offset by a reduction in the value of USD denominated sales, due to the strengthening of the Australian dollar.
- Net profit after tax increased $422.9 million to a record $1,007.0 million. This improvement was due primarily to higher international and domestic steel prices, improved margins from North Star BlueScope Steel and a favourable shift in mix of despatches from export to domestic. These were partly offset by higher raw material and operating costs, higher planned repairs and maintenance to improved operating stability, higher business development costs and the net impact of a higher AUD/USD exchange rate on USD denominated revenues and costs.

Hot Rolled Products

- The earnings contribution from the Hot Rolled Products segment increased as a result of stronger hot rolled coil and slab pricing (to export, domestic and inter-segment customers), and a substantial increase in margins from North Star BlueScope Steel. These were partly offset by higher scrap, coking coal, iron ore, alloys and freight costs, together with an increase in repairs and maintenance expenditure to ensure reliability of operations which underpins increased production capacity together with the optimisation of asset lives.

New Zealand and Pacific Steel Products

- The earnings contribution from the New Zealand and Pacific Steel Products segment increased as a result of domestic and export price increases, higher prices for vanadium slag (a steel making by-product) and continuing strong New Zealand domestic sales volumes.

Coated and Building Products Australia

- The earnings contribution from the Coated and Building Products Australia segment was significantly affected by higher hot rolled coil and slab feed costs (from Hot Rolled Products), which compressed margins despite price increases in both domestic and export markets. Earnings were also affected by industrial action at the Western Port facility, an increase in repairs and maintenance and restructuring costs associated with the withdrawal from export tinplate. These were partly offset by a favourable shift in mix of despatches from export to domestic.

Coated and Building Products Asia

- The earnings contribution from the Coated and Building Products Asia segment was lower primarily due to an increase in business development and pre-production costs associated with developments in Vietnam, Thailand, India and China, together with operating cost increases. These were partly offset by sales volume increases as a result of market growth initiatives and the integration of BlueScope Butler China. The segment maintained gross margins despite significant increases in steel feed and coating metal costs.

Coated and Building Products North America

- Butler Manufacturing Company, a leading manufacturer of pre-engineered buildings, was acquired in April 2004, bringing a new suite of building and construction products to the Company. This new segment delivered negative earnings for the year. However, when compared with comparative period earnings normalised for discontinued operations and acquisition related costs, earnings improved $8 million. This improvement was achieved primarily through higher margins but was negatively affected by costs associated with the early closure of the Galesburg, Illinois plant and start up costs of the replacement plant at Jackson, Tennessee.

INCOME TAX

- The effective tax rate for the twelve months ended 30 June 2005 was 25.6% (2004: 25.1%). The tax rate differs from the Australian tax rate of 30% primarily due to the utilisation of unbooked tax losses in New Zealand, together with the utilisation of tax exemptions in our Thailand Coating operation. These were partly offset by North Star BlueScope Steel being taxed at approximately 40% (US 35% tax rate plus state taxes).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2005

	Notes	2005 $M	2004 $M
Current assets			
Cash assets		84.6	119.4
Receivables		1,052.8	989.2
Inventories		1,152.2	891.4
Other		39.5	43.7
Total current assets		2,329.1	2,043.7
Non-current assets			
Receivables		7.4	7.1
Inventories		58.6	71.1
Investments accounted for using the equity method		253.5	236.3
Other financial assets		4.6	4.6
Property, plant and equipment		3,629.0	3,288.6
Deferred tax assets		61.6	58.0
Intangible assets		112.4	60.1
Other		7.5	12.6
Total non-current assets		4,134.6	3,738.4
Total assets		6,463.7	5,782.1
Current liabilities			
Payables		818.6	728.3
Interest bearing liabilities		255.7	416.0
Current tax liabilities		215.6	154.3
Provisions		263.0	294.7
Other		60.5	92.5
Total current liabilities		1,613.4	1,685.8
Non-current liabilities			
Payables		5.0	–
Interest bearing liabilities		620.2	176.7
Deferred tax liabilities		351.9	388.3
Provisions		372.7	337.7
Total non-current liabilities		1,349.8	902.7
Total liabilities		2,963.2	2,588.5
Net assets		3,500.5	3,193.6
Equity			
Parent entity interest			
Contributed equity	7	1,747.5	1,914.9
Reserves		(131.2)	(77.5)
Retained profits	8	1,841.0	1,302.9
Total parent entity interest		3,457.3	3,140.3
Outside equity interest in controlled entities		43.2	53.3
Total equity		3,500.5	3,193.6

The above consolidated statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Key notes on balance sheet movements are as follows:

ASSETS AND LIABILITIES

- An increase in receivables due mainly to higher sales prices.
- An increase in inventories due to higher raw material costs and timing of raw material receipts and export shipments.
- An increase in property, plant and equipment due to expenditure on new coating line facilities in Vietnam, China and a second metal coating line in Thailand and the Hot Strip Mill upgrade at Port Kembla.
- An increase in intangible assets arising from Lysaght Australia and BlueScope Water business acquisitions.
- An increase in payables due to higher capital expenditure and an increase in raw material, freight and other costs.
- An increase in provision for income tax in line with increased earnings, mainly from Australian operations.

EQUITY

- During April 2005, the company completed an off-market share buy-back of 25,856,197 shares, representing 3.5% of its issued share capital. The shares were bought back at $7.75 per share for a total cost of $202 million (includes $2 million of transaction costs). The price of $7.75 represented a 9% discount to the volume weighted average of BlueScope Steel Limited shares over the five days up to and including the closing date of the buyback.
- Shares bought back on-market totalled $125 million (15,880,095 shares).
- $37 million of share proceeds from the exercise of share rights issued in July 2002 under the senior manager long term incentive plan.
- A decrease in the exchange fluctuation reserve due to the impact of the strengthening of the AUD on foreign operations.

RELATIONSHIP BETWEEN DEBT AND EQUITY

- The current gearing ratio, calculated as net debt over net debt plus equity, is 18.4% (2004: 12.9%).
- On 1 July 2004, the Company completed a debut debt raising in the US private placement market totalling USD300 million with terms of 7 years (USD100 million) and 10 years (USD200 million).

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	Notes	2005 $M	2004 $M
Cash flows from operating activities			
Receipts from customers		8,243.9	5,948.3
Payments to suppliers and employees		(7,166.0)	(5,099.9)
		1,077.9	848.4
Dividends received		125.4	1.0
Interest received		3.7	2.6
Other revenue		21.0	43.3
Borrowing costs		(26.9)	(15.8)
Income taxes paid		(312.1)	(119.4)
Net cash inflow (outflow) from operating activities		889.0	760.1
Cash flows from investing activities			
Payments for purchase of controlled entities, net of cash acquired		(17.8)	(290.0)
Payments for property, plant and equipment		(600.0)	(289.1)
Payments for investments		(45.2)	(5.5)
Proceeds from sale of property, plant and equipment		12.8	11.8
Proceeds from sale or redemption of investments		–	6.5
Net associate loan receivable repaid (advanced)		28.5	(11.2)
Net cash inflow (outflow) from investing activities		(621.7)	(577.5)
Cash flows from financing activities			
Proceeds from issues of shares		36.9	–
Share buyback		(327.0)	(259.4)
Employee share plan		–	(9.2)
Proceeds from other borrowings		2,893.9	3,469.5
Proceeds from finance leases		0.6	–
Repayment of borrowings		(2,541.0)	(3,114.0)
Repayment of finance leases		(4.5)	(0.3)
Dividends paid	5	(343.0)	(241.6)
Dividends paid to outside equity interests in controlled entities		(5.2)	(3.0)
Net cash inflow (outflow) from financing activities		(289.3)	(158.0)
Net increase (decrease) in cash held		(22.0)	24.6
Cash at the beginning of the financial year		118.1	91.0
Effects of exchange rate changes on cash		(13.1)	2.5
Cash at the end of the financial year		83.0	118.1

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS

CASH FLOWS FROOM OPERATING ACTIVITIES

The increase in net operating cash flows reflects an increase in operating cash profits partly offset by an increase in net working capital. The increase in net working capital primarily reflects:

- An increase in inventory due to higher raw material costs and the timing of raw material receipts and export shipments.
- An increase in receivables mainly due to higher prices.
- Partially offset by higher operating payables due to increased raw material, freight and other costs.

Other major movements in operating activities are:

- Dividend payments of $123 million received from North Star BlueScope Steel.
- Income tax payments were $193 million higher primarily due to increased profits earned from Australian operations. Tax losses and other tax exemptions exist in our New Zealand and Asian operations.

CASH FLOWS FROM INVESTING ACTIVITIES

Major movements in investing cash flows are as follows:

- The prior year cash flow included $278 million for the acquisition of the Butler Manufacturing Company.
- Payments for property, plant and equipment has increased by $311 million due mainly to expenditure on new coating line facilities in Vietnam and China, a second metal coating line in Thailand and the Hot Strip Mill upgrade at Port Kembla.
- Lysaght Australia and BlueScope Water business acquisitions.
- A loan to North Star BlueScope Steel was fully repaid during the year.

CASH FLOWS FROM FINANCING ACTIVITIES

Major financing cash flows are as follows:

- The payment of $343 million in dividends (2004: $242 million). This amount includes $75 million (2004: $53.8 million) in special dividend payments.
- $327 million of shares bought back (2004: $259 million).
- $37 million of share proceeds from the exercise of share rights issued in July 2002 under the senior manager long term incentive plan.
- The company borrowed an additional $349 million of debt.

NOTE 1
BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039 "Concise Financial Reports".

The concise financial report relates to the consolidated entity incorporating the assets and liabilities of all entities controlled by BlueScope Steel Limited as at 30 June 2005 and the results of all controlled entities for the year then ended. The accounting policies adopted are consistent with those of the previous year.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in financial reports. Amounts in the concise financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

NOTE 2
AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS)

The Australian Accounting Standards Board (AASB) is adopting Australian equivalents to International Financial Reporting Standards (AIFRS) for application to reporting periods beginning on or after 1 January 2005. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time are required to restate their comparative financial statements to reflect the application of AIFRS. The majority of AIFRS transition adjustments will be made retrospectively against opening retained earnings at 1 July 2004.

BlueScope Steel Limited is well advanced in transitioning its accounting policies, systems and financial reporting from current Australian accounting standards.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact on the changes on total equity as at the date of transition and 30 June 2005 and on net profit for the year ended 30 June 2005. The amounts disclosed are the company's best estimates as at the date of preparing the year-end financial report. These figures could change due to potential amendments to, and interpretations of, current AIFRS by the standard setters together with ongoing work undertaken by the company's AIFRS project team.

(a) RECONCILIATION OF EQUITY AS PRESENTED UNDER AGAAP TO THAT UNDER AIFRS

	Notes	Consolidated	
		As at 30 Jun 2005 $M	As at 1 Jul 2004 $M
Total equity under AGAAP		3,500.5	3,193.6
Adjustments to retained earnings (net of tax)			
Defined benefit superannuation	(i)	(193.2)	(130.5)
Impairment of assets	(ii)	(125.7)	(71.6)
Income tax methodology	(iii)	86.3	80.6
Foreign currency translation	(iv)	(12.6)	–
Business combinations	(v)	5.0	–
Share based payments	(vi)	(9.0)	(2.6)
Equity accounting	(vii)	(0.1)	0.7
Opening exchange fluctuation reserve	(viii)	(77.5)	(77.5)
Adjustments to other reserves (net of tax)			
Share based payments	(vi)	9.0	2.6
Opening exchange fluctuation reserve	(viii)	77.5	77.5
Total equity under AIFRS		3,260.2	3,072.8
Estimated change $m		(240.3)	(120.8)
Estimated change %		(6.9%)	(3.8%)

(b) RECONCILIATION OF NET PROFIT AS PRESENTED UNDER AGAAP TO THAT UNDER AIFRS

	Notes	Consolidated
		Year ended 30 Jun 2005 $M
Net profit as reported under AGAAP		1,354.1
Defined benefit superannuation	(i)	19.8
Impairment of assets	(ii)	(77.2)
Foreign currency translation	(iv)	22.0
Business combinations	(v)	4.9
Share based payments	(vi)	(6.4)
Equity accounting	(vii)	(0.9)
Net profit before tax under AIFRS		1,316.3
Income tax (expense)/benefit – AGAAP		(347.0)
Income tax (expense)/benefit – AIFRS Adjustment		12.7
Net profit after tax under AIFRS		982.0
Net profit after tax under AGAAP		1,007.1
Estimated change to net profit after tax $m		(25.1)
Estimated change to net profit after tax %		(2.5%)

(i) Defined benefit superannuation

Under AASB 119 *Employee Benefits*, employer sponsors are required to recognise the net surplus or deficit in employer sponsored defined benefit superannuation funds as an asset or liability. This asset or liability is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial losses (less unrecognised actuarial gains) less the fair value of the superannuation fund's assets at that date. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

The requirements of AASB 119 change the group's current accounting policy whereby a liability is only recognised where a legal obligation exists and the defined benefit superannuation expense matches the company contribution. Under AASB 119, the defined benefit superannuation expense is actuarially determined and includes current service cost, interest cost, and plan expenses offset by employee contributions and the expected return on fund assets. This expense is grossed up for any contributions tax payable (Australia 15%, New Zealand 33%).

At 30 June 2005, an actuarially determined liability is to be recorded for the deficit in the New Zealand defined benefit superannuation fund and a small asset for the Australian defined benefit superannuation fund. Due to existing legal obligations arising from defined benefit funds in the Coated and Building Products North America Group a liability for the defined benefit shortfall was taken up under AGAAP. However, an additional liability is required to be recognised due to the requirements of AASB 119 to discount the accrued benefit liability using the corporate bond rate (or equivalent) which is lower than the expected return on the fund's assets.

Actuarial valuations have been undertaken for each defined benefit superannuation fund in the Group. A breakdown of the AASB 119 adjustment for the surplus and shortfalls of the Group's funds, including the associated tax adjustment, is as follows:

	Consolidated	
	30 June 2005 $M	1 Jul 2004 $M
Australia entities	0.5	(14.3)
New Zealand Steel	(168.7)	(116.6)
Coated and Building Products North America	(40.2)	(6.3)
Deferred tax asset/ liability	15.2	6.7
Net adjustment	(193.2)	(130.5)

The increase in the liability from July 2004 is primarily due to a reduction in corporate bond interest rates in New Zealand and North America.

The AIFRS balance sheet asset and liability to be recognised under AASB 119 for the Australian and New Zealand defined benefit superannuation fund positions differs from the information disclosed in Note 38 to the full financial report due to:

- AASB 119 requiring the fund surplus or deficit to be grossed up for employer contributions tax (Australia 15%, New Zealand 33%); and
- the accrued benefits liability is to be discounted using a corporate bond rate with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Under current AGAAP, the accrued benefits liability is not grossed up for employer contribution tax and is discounted using the expected return on the fund assets, which is typically a higher rate than the corporate bond rate.

In December 2004, AASB 119 was reissued to provide options in accounting for actuarial gains and losses by allowing either a direct adjustment against retained earnings, a progressive profit and loss 'corridor' approach or immediate recognition in the profit and loss. The company intends to early adopt the revised standard to enable actuarial gains and losses to be taken directly to retained earnings. The post tax amount to be taken to retained earnings as an actuarial loss at 30 June 2005 is $80.2M (pre tax $92.9M).

The company will recognise a $19.8M lower employment cost in the year ended June 2005 under AIFRS as current company contributions are in excess of the actuarial determined expense. This benefit is split between Hot Rolled Products $6.7M, Coated and Building Products Australia $5.1M, Corporate and Group $1.2M and New Zealand and Pacific Steel Products $6.8M.

(ii) Impairment of assets

AASB 136 *Impairment of Assets* determines the recoverable amount of cash generating units by assessing the higher of fair value less costs to sell and value in use. In determining value in use, future cash flows are discounted using a risk adjusted pre-tax discount rate. Cash generating units (CGUs) are described as the smallest group of assets that generate cash flows from continuing use that are largely independent.

BlueScope Steel currently assesses the recoverable value of income generating units (IGUs) using future cash flows discounted at a pre-tax company-wide discount rate. IGUs are defined as a group of assets working together to generate cash flows.

The CGU approach requires certain assets to be assessed for recoverability on a standalone basis rather than being grouped into an IGU with the discount rate including a country risk premium. Both of these differences increase the possibility of certain BlueScope Steel assets being impaired.

The company has defined its CGUs, reassessed its impairment testing policy and tested all assets for impairment as at transition date and at 30 June 2005. This assessment has necessitated a $102.3M ($71.6M net of tax) impairment write-down for the Packaging Products CGU at 1 July 2004 and an additional $82.3M ($57.6M net of tax) write-down at 30 June 2005. The Packaging Products operational assets will have been written down to nil value at 30 June 2005 under AIFRS.

As a result of the 1 July 2004 write-down, depreciation expense will be $5.1M lower for the year ended 30 June 2005.

Under AGAAP, Packaging Products is grouped with other Australian steel manufacturing assets (Port Kembla Steelworks, Springhill and Western Port operations), which was treated as an IGU, and therefore Packaging Products was not tested for impairment on a standalone basis. Packaging Products is impaired on a standalone basis primarily as a result of low growth and margin compression since the facility was upgraded in the 1990's and further impaired at 30 June 2005 due to increases in unit costs following the withdrawal from export tinplate. The company continues to operate these assets and is investigating ways of improving their profitability.

The reduction in property plant and equipment will be attributable to the Coated and Building Products Australia reporting segment.

(iii) Income tax methodology

AASB 112 *Income Taxes* requires all tax assets to be recognised if they are probable of realisation. Probable is defined as more likely than not. Under current Australian accounting standards income tax losses can only recognised if they are considered to be virtually certain of realisation. The company has reassessed its accounting policy for the recognition of tax assets in accordance with AASB 112 and recognised an additional tax benefit of $87.5M in the opening AIFRS balance sheet at 1 July 2004 (30 June 2005 $86.3M). As a result of booking this additional benefit, the company expects to commence recognising a tax expense on New Zealand Steel's profit during the second half of FY 2006.

A further change arising from implementing AASB 112 is the requirement to use the balance sheet liability method and to tax effect fair value adjustments arising from business combinations (refer point (v)). The balance sheet approach focuses on the taxation of transactions and other events that affect amounts recognised in either the Balance Sheet or a tax-based balance sheet.

As tax assets are not allocated to reporting segments in accordance with AASB 114 *Segment Reporting* this adjustment will not impact our individual reporting segments.

(iv) Foreign currency translation

AASB 121 *Effect of Changes in Foreign Exchange Rates* requires exchange gains and losses arising from loan balances, including intercompany balances, to remain in the consolidated income statement unless they form part of a net investment in a foreign operation. If these tests are met, the exchange fluctuation is able to be reported in a separate component of equity and would be realised upon disposal of the foreign operation.

The company's foreign currency loans, including intercompany loans, not denominated in the functional currency of the business do not currently meet the tests required under AASB 121 for a hedge of a net investment of a foreign operation resulting in exchange fluctuations on loan balances being taken to the income statement. Under AGAAP these items have been recorded against the exchange fluctuation reserve.

Management has undertaken a thorough review of the future impact on the income statement from foreign currency exposures arising from the changes identified above. Future foreign currency exposure is to be managed through balancing foreign exchange debt with foreign exchange intercompany balances and no material earnings volatility is expected.

The profit and loss impact arising from exchange rate fluctuations on loan balances is to be allocated to the Corporate and Group reporting segment.

(v) Business combinations

Under AASB 3 *Business Combinations*, goodwill will no longer be amortised but instead be subject to annual impairment testing. This has resulted in a change in the group's accounting policy that currently amortises goodwill over its useful life not exceeding 20 years. Impairment testing as at 1 July 2004 and 30 June 2005 have confirmed no impairment of goodwill.

The company has elected to apply the exemption under AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* to not restate pre 1 July 2004 business combinations in accordance with AASB 3. AASB 3 applies more stringent tests in identifying acquired intangible assets than current Australian accounting standards. This will result in a lower goodwill number being recorded on post 1 July 2004 acquisitions. AASB 136 *Intangible Assets* requires intangible assets that do not have indefinite lives to be amortised over their useful life.

Consistent with AASB 112 *Income Taxes*, business combinations post 1 July 2004 are required to incorporate the tax effect of fair value adjustments. This impacts the amount of goodwill recognised.

(vi) Share based payments

Under AASB 2 *Share-based Payment*, the company is required to expense the fair value of share rights and awards granted to employees as remuneration over the expected vesting period. This standard applies to all share rights and awards issued after 7 November 2002 which have not vested as at 1 January 2005. BlueScope Steel issues share rights to senior executives in the organisation as part of its remuneration strategy which focuses on performance, accountability and aligning performance-related reward with the value delivered to shareholders.

AASB 2 requires the fair value of the share rights granted to executives in September 2003 and September 2004, and any subsequent grants, to be expensed over the expected vesting period with a corresponding increase in an equity reserve. No tax deduction is allowed for the amount expensed. The fair values and other details on share rights granted by BlueScope Steel are disclosed in the Remuneration Report.

A minor component of the September 2003 and September 2004 Employee Share Ownership Program (ESOP) requires BlueScope Steel shares to be issued to employees in certain countries three years from the grant date. The fair value of the future share issue is required to be expensed over the remaining vesting period with a corresponding increase in an equity reserve. Future share ownership programs will require the fair value granted to be expensed to the profit and loss over the vesting period. Under current Australian accounting standards, the shares would have been issued at nil cost and no expense recognised.

(vii) Equity accounting

Under AASB 128 *Investments in Associates*, where an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. The company holds some minor investments in New Zealand Steel whereby equity accounting was not applied with revenue being brought to account when dividends were received.

(viii) Exchange fluctuation reserve

AASB 121 *The Effects of Changes In Foreign Exchange Rates* introduces a new requirement where upon disposal of a foreign operation the cumulative translation difference for that operation must be taken to the income statement as part of the gain or loss on disposal. Under current Australian Accounting Standards, the cumulative translation difference pertaining to the operation disposed would be transferred directly to retained earnings without impacting the income statement.

In accordance with AASB 1, the company has elected to restate the exchange fluctuation reserve to nil on transition to AIFRS. In adopting this exemption the 1 July 2004 opening exchange fluctuation reserve balance will be transferred directly to opening retained earnings.

(c) RESTATED AIFRS STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2005

No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

(d) OTHER IMPACTS FROM ADOPTION OF AIFRS

(i) Hedge accounting

AASB 139 *Financial Instruments: Recognition and Measurement* states that in order to achieve a qualifying hedge, the company is required to meet the following criteria:

- Identify the type of hedge;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be effective; and
- Document the hedging relationship.

The accounting principles outlined in AASB 139 do not require retrospective application as management have elected to apply the exemption in AASB 1 and will therefore apply from 1 July 2005. The project team is in the process of determining the impact that adopting the standard would have on the financial statements of the Group. The impact of this standard is not expected to have a material impact on the financial statements of the Group given the low level of hedging activity undertaken.

(ii) Sale of receivables program

AASB 139 *Financial Instruments: Recognition and Measurement* only allows financial assets to be derecognised where an entity transfers substantially all the risks and rewards of ownership of the financial asset. The Group's sale of receivables program does not currently meet the derecognition requirements. As a result, the program will be recorded separately as a liability rather than an offset against receivables and the expense of running the program will be shown as an interest cost rather than an operating expense.

As a result of the exemption to be applied in AASB 1, these requirements will be implemented from 1 July 2005. If the principles were applied to the 30 June 2005 balance sheet, current receivables would have increased by $140 million with a corresponding increase in current interest bearing liabilties.

(iii) Non-operating software

AASB 138 *Intangible Assets* requires computer software that is not an integral part of computer hardware or is not integral to the operation of a piece of machinery to be classified as an intangible asset. BlueScope Steel currently discloses all capitalised computer software as property, plant and equipment.

A reclassification of non-operating software will reduce the net tangible assets of the company with a corresponding increase in intangible assets. The 30 June 2005 net book value of software to be classified as an intangible asset is approximately $75 million.

NOTE 3
SEGMENT INFORMATION

BUSINESS SEGMENTS

The consolidated entity has five business reporting segments: Hot Rolled Products, Coated and Building Products Australia, New Zealand and Pacific Steel Products (formerly New Zealand Steel), Coated and Building Products Asia and Coated and Building Products North America.

Hot Rolled Products

Hot Rolled Products includes the Port Kembla Steelworks, a steel making operation with an annual production capacity of approximately 5.1 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated and Building Products Australia for further processing, as well as to other domestic and export customers.

The segment also includes a 50% interest in the North Star BlueScope Steel joint venture, a steel mini-mill in the United States, and a 47.5% shareholding in Castrip LLC.

New Zealand and Pacific Steel Products (formerly New Zealand Steel)

The New Zealand Steel operation at Glenbrook, New Zealand, produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes.

This segment also includes facilities in New Caledonia, Fiji and Vanuatu which manufacture and distribute the Lysaght range of products.

Coated and Building Products Australia

Coated and Building Products Australia markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated and Building Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The Coated and Building Products business comprises two main metallic coating production facilities at Springhill in New South Wales and Western Port in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

The segment also includes Packaging Products, an operation producing tinplate in Australia which is used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

Coated and Building Products Asia

Coated and Building Products Asia manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia.

On 27 April 2004, BlueScope Steel Limited acquired the Butler Manufacturing Company, which includes BlueScope Butler China, a business which designs, manufacturers and markets pre-engineered steel building systems and components across China. In addition, Vistawall has operations in China which manufacture and sell extruded aluminium and glass products for the building and construction sector.

Coated and Building Products North America

On 27 April 2004, BlueScope Steel Limited acquired Butler Manufacturing Company, a leading designer and manufacturer of pre-engineered steel building systems for the non-residential market with operations in North America and China. This segment includes the North American operations and has two main divisions: the North American Buildings Group, which designs, manufactures and markets pre-engineered steel buildings and component systems; and Vistawall, which manufactures and sells extruded aluminium and glass products for the building and construction sector.

Corporate and Group

Corporate and Group relates primarily to logistics and corporate activities

Intersegment pricing and segment accounting policies

Intersegment sales are made on a commercial arms-length basis. Segment accounting policies are the same as the consolidated entity's policies outlined in the full financial report.

NOTE 3 SEGMENT INFORMATION
PRIMARY REPORTING – BUSINESS SEGMENTS

2005	Hot Rolled Products [1] $M	New Zealand and Pacific Steel Products $M	Coated and Building Products Australia $M	Coated and Building Products Asia $M	Coated and Building Products North America $M	Corporate and Group $M	Consolidated $M
Sales to external customers	2,112.7	615.5	2,984.9	999.3	1,132.1	96.2	7,940.7
Intersegment sales	1,826.8	140.9	205.4	52.0	2.3	263.7	2,491.1
Intersegment elimination							(2,491.1)
Total sales revenue	3,939.5	756.4	3,190.3	1,051.3	1,134.4	359.9	7,940.7
Other revenue	1.9	9.0	2.0	3.1	22.5	5.4	43.9
Intersegment elimination							(3.0)
Total other revenue	1.9	9.0	2.0	3.1	22.5	5.4	40.9
Total segment revenue	3,941.4	765.4	3,192.3	1,054.4	1,156.9	365.3	7,981.6
Segment result	1,338.5	182.8	(115.7)	81.8	(19.7)	(70.2)	1,397.5
Intersegment elimination							(9.1)
Total segment result	1,338.5	182.8	(115.7)	81.8	(19.7)	(70.2)	1,388.4
Unallocated revenue less unallocated expenses							(34.3)
Profit from ordinary activities before income tax expense							1,354.1
Income tax expense							(347.0)
Net profit							1,007.1
Segment assets	2,593.9	578.7	1,917.7	1,167.6	472.2	47.3	6,777.4
Unallocated assets [2]							48.8
Intersegment elimination							(362.5)
Total assets							6,463.7
Segment liabilities	564.1	104.3	490.4	289.4	238.0	58.1	1,744.3
Unallocated liabilities [2]							1,496.2
Intersegment elimination							(277.3)
Total liabilities							2,963.2
Investments in associates and joint venture partnership	246.9	–	–	1.9	4.7	–	253.5
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	140.1	36.8	175.2	342.9	50.5	1.7	747.2
Depreciation and amortisation expense	131.7	28.2	98.7	25.2	20.4	1.9	306.1
Other non-cash expenses	1.0	1.3	3.9	0.9	2.9	–	10.0

(1) The Hot Rolled Products segment results includes $194 million share of net profits of joint venture partnership.
(2) External borrowings, sale of receivables program, cash and tax balances are classified as unallocated.

NOTE 3 SEGMENT INFORMATION
PRIMARY REPORTING – BUSINESS SEGMENTS CONTINUED

2004 (1)	Hot Rolled Products (2) $M	New Zealand and Pacific Steel Products $M	Coated and Building Products Australia $M	Coated and Building Products Asia $M	Coated and Building Products North America $M	Corporate and Group $M	Consolidated $M
Sales to external customers	1,517.3	514.7	2,742.3	663.8	191.1	108.9	5,738.1
Intersegment sales	1,321.3	75.5	141.2	34.8	0.4	264.0	1,837.2
Intersegment elimination							(1,837.2)
Total sales revenue	2,838.6	590.2	2,883.5	698.6	191.5	372.9	5,738.1
Other revenue	4.7	1.6	3.2	11.5	2.0	9.2	32.2
Intersegment elimination							(0.7)
Total other revenue	4.7	1.6	3.2	11.5	2.0	9.2	31.5
Total segment revenue	2,843.3	591.8	2,886.7	710.1	193.5	382.1	5,769.6
Segment result	563.8	62.1	192.9	104.0	(8.8)	(64.0)	850.0
Intersegment elimination							(32.1)
Total segment result	563.8	62.1	192.9	104.0	(8.8)	(64.0)	817.9
Unallocated revenue less unallocated expenses							(14.5)
Profit from ordinary activities before income tax expense							803.4
Income tax expense							(201.6)
Net profit							601.8
Segment assets	2,382.6	538.7	1,684.0	813.2	518.9	45.1	5,982.5
Unallocated assets (3)							124.7
Intersegment elimination							(325.1)
Total assets							5,782.1
Segment liabilities	524.1	97.7	428.7	204.0	286.9	70.7	1,612.1
Unallocated liabilities (3)							1,225.6
Intersegment elimination							(249.2)
Total liabilities							2,588.5
Investments in associates and joint venture partnership	232.1	–	–	–	4.2	–	236.3
Acquisition of property, plant and equipment, intangibles and other non-current segment assets (4)	64.9	27.9	101.3	162.9	176.0	3.5	536.5
Depreciation and amortisation expense	127.9	36.1	93.6	21.9	3.6	3.6	286.7
Other non-cash expenses	(0.5)	(0.6)	1.6	0.8	0.2	–	1.5

(1) Minor changes have been made to the comparative period results reported in the 30 June 2004 concise financial report. These changes relate to the reorganisation of Lysaght Pacific and International Trading activities to align with current management responsibilities.
(2) The Hot Rolled Products segment result includes $71.1 million share of net profits of joint venture partnership.
(3) External borrowings, sale of receivables program, cash and tax balances are classified as unallocated.
(4) Includes property, plant and equipment acquired on 27 April 2004 from the purchase of the Butler Manufacturing for $186.1million. This is reflected in the Coated and Building Products North America and Asia segments.

NOTE 4 REVENUE

	2005 $M	2004 $M
Sale of goods	7,780.9	5,614.5
Services	159.8	123.6
Sales revenue	7,940.7	5,738.1
Other revenue	40.9	31.5
Total revenue	7,981.6	5,769.6

NOTE 5 DIVIDENDS

	2005 $M	2004 $M
Total dividends	343.0	241.6

As at 30 June 2005, the company's franking credits available for subsequent years is $257.8 million (2004: $147.4 million). The franking credits balance includes franking credits that are expected to arise from the payment of income tax payable as at the end of the financial year.

The directors have declared a fully franked final dividend of 24 cents and a fully franked special dividend of 20 cents per fully paid ordinary share. The estimated final dividend payable of $170 million and the special dividend payable of $142 million, to be paid on 24 October 2005 (record date 5 October 2005), have not been recognised as a liability at 30 June 2005.

A fully franked final dividend of 18 cents ($134.9 million) and a fully franked special dividend of 10 cents ($74.9 million) per fully paid ordinary share was paid on 18 October 2004. A fully franked interim dividend of 18 cents per fully paid ordinary share was paid on 4 April 2005 ($133.2 million).

NOTE 6 EARNINGS PER SHARE

	2005 Cents	2004 Cents
Basic earnings per share	137.4	77.8

There is no diluted earnings per share impact from the senior managers long term incentive plan disclosed in the Remuneration Report as it is the current practice of the company to satisfy these entitlements through the buyback and cancellation of an equivalent number of BlueScope Steel Limited issued shares.

	2005 Number	2004 Number
Weighted average number of shares		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	733,031,445	750,542,940

	2005 $M	2004 $M
Reconciliation of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	1,007.1	601.8
Net profit attributable to outside equity interest	(0.1)	(17.7)
Earnings used in calculating basic earnings per share	1,007.0	584.1

NOTE 7
MOVEMENTS IN ORDINARY SHARE CAPITAL

	2005 Shares	2004 Shares	2005 $M	2004 $M
Opening balance	732,320,847	784,685,949	1,914.9	2,182.1
Share buyback	(41,736,292)	(52,365,102)	(204.2)	(257.7)
Long term incentive plan	15,414,055	–	36.5	–
Employee share plan	1,943,100	–	0.4	(9.2)
Less: Transaction costs arising on share buyback			0.1	0.3
	707,941,710	732,320,847	1,747.5	1,914.9

SHARE BUYBACK

(i) On-market share buyback.

In August 2004, the company announced its intention to buyback on-market 18.4 million shares. Up until 30 April 2005 the company purchased on-market 9,534,633 shares at an average market price of $7.86 per share. In May 2005, the company announced the maximum number for the on-market share buyback program would be increased to 35 million shares. A total of 15,880,095 shares were purchased for the 12 months at an average price of $7.83 per share.

The previous year's share buyback reflects the publicly announced on-market share buyback program, which concluded in March 2004.

(ii) Off-market share buyback.

On 19 April 2005, the company outlayed $200.4 million buying back 3.5% of its issued capital at $7.75 per share which represented a 9% discount to the volume weighted average share price over the five-day period to 8 April 2005.

In accordance with the principles outlined in UIG 22 "Accounting for share Buybacks of No Par Value Shares", the capital component of $3.07 per share has been debited against the Share Capital Account while the remaining amount, including transaction costs of $1.7 million has been debited against retained earnings.

EMPLOYEE SHARE PLAN

In September 2004, the company issued 150 BlueScope Steel Limited shares at nil cost to 12,954 eligible employees (1,943,100 shares). In September 2003, the company provided 200 BlueScope Steel shares at nil cost to 9,403 eligible employees (1,880,600 shares). An equivalent number of shares were bought back at $4.88 per share. The objective of these share issues is to recognise and reward employees for their contribution to the BlueScope Steel's financial results and workplace safety performance and provide them with the opportunity to become long term shareholders.

SHARE RIGHTS

The long term incentive plan is an award of share rights to eligible senior managers. The full details of the operation of the plan can be found in the Remuneration Report. In September 2004, 12,808,655 shares were issued at $2.85 per share and 2,605,400 shares were issued at nil cost in accordance with the term outlined in the July 2002 award.

NOTE 8
RETAINED PROFITS

	Notes	2005 $M	2004 $M
Retained profits at the beginning of the financial year		1,302.9	961.4
Net profit attributable to members of BlueScope Steel Limited		1,007.0	584.1
Share buyback		(122.9)	–
Dividends paid	5	(343.0)	(241.6)
Aggregate of amounts transferred from reserves		(3.0)	(1.0)
		1,841.0	1,302.9

NOTE 9
FULL FINANCIAL REPORT

Further financial information can be obtained from the full financial report which is available from the company, free of charge, on request. A copy may be requested by contacting the company's share registrar whose details appear in the Corporate Directory. Alternatively, both the full financial report and the concise financial report can be accessed via the internet at www.bluescopesteel.com.

BLUESCOPE STEEL LIMITED
DIRECTORS' DECLARATION
30 JUNE 2005

The directors declare that in their opinion, the concise financial report of the consolidated entity for the year ended 30 June 2005 as set out on pages 62 to 76 complies with Accounting Standard AASB 1029: *Concise Financial Reports*.

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 30 June 2005.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report, which as indicated in note 9, is available on request.

This declaration is made in accordance with a resolution of the directors.

G J KRAEHE
CHAIRMAN

K C ADAMS
MANAGING DIRECTOR AND CEO

Melbourne
22 August 2005

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF BLUESCOPE STEEL LIMITED

SCOPE

The concise financial report and directors' responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity for the year ended 30 June 2005. The consolidated entity comprises both BlueScope Steel Limited (the company) and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report and the additional disclosures included in the directors' report are designated as audited ('the additional disclosures'):

- directors remuneration table on p. 49 of the directors' report;
- senior executives' remuneration table on p. 50 of the directors' report; and
- share rights holdings table for specified executives on p. 51 of the directors' report,

that complies with the Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report and the additional disclosures.

Audit approach

We conducted an independent audit on the concise financial report and the additional disclosures in order to express an opinion on them to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report and the additional disclosures are presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report and the additional disclosures are consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2005. Our audit report on the full financial report was signed on 22 August 2005, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

INDEPENDENCE

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditors' Independence Declaration, signed on 22 August 2005, a copy of which is included in the Directors Report. In addition to our audit of the full and concise financial reports and the additional disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

AUDIT OPINION

In our opinion, the concise financial report and additional disclosures included in the Directors' Report designated as audited of BlueScope Steel Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

ERNST & YOUNG

A I BECKETT
PARTNER

Melbourne
22 August 2005

SHAREHOLDER INFORMATION

DISTRIBUTION SCHEDULE

RANGE	NO OF HOLDERS	NO. OF SHARES	% OF ISSUED CAPITAL
1–1,000	119,445	50,678,632	7.16
1,001–5,000	57,520	128,249,766	18.11
5,001–10,000	7,329	52,364,061	7.39
10,001–100,000	3,625	74,824,531	10.57
100,001 and Over	243	402,033,020	56.77
Total	188,162	708,150,010	100.00

The number of security investors holding less than a marketable parcel of 54 securities ($9.320 on 31/08/2005) is 4,116 and they hold 122,378 securities.

TWENTY LARGEST REGISTERED SHAREHOLDERS AS WEDNESDAY 31 AUGUST 2005

RANK	NAME OF SHAREHOLDER	TOTAL UNITS	% OF ISSUED CAPITAL
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	86,811,322	12.26%
2	WESTPAC CUSTODIAN NOMINEES LIMITED	83,205,333	11.75%
3	NATIONAL NOMINEES LIMITED	68,608,018	9.69%
4	ANZ NOMINEES LIMITED	21,359,637	3.02%
5	CITICORP NOMINEES PTY LIMITED	17,997,509	2.54%
6	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	11,731,680	1.66%
7	QUEENSLAND INVESTMENT CORPORATION	10,017,490	1.41%
8	COGENT NOMINEES PTY LIMITED	9,754,455	1.38%
9	AMP LIFE LIMITED	4,836,089	0.68%
10	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,614,603	0.65%
11	WESTPAC FINANCIAL SERVICES LIMITED	4,588,242	0.65%
12	SUNCORP CUSTODIAN SERVICES PTY LIMITED	3,573,181	0.50%
13	IAG NOMINEES PTY LIMITED	3,261,590	0.46%
14	UBS NOMINEES PTY LTD	2,813,300	0.40%
15	PSS BOARD	2,304,825	0.33%
16	GOVERNMENT SUPERANNUATION OFFICE	2,215,307	0.31%
17	CITICORP NOMINEES PTY LIMITED	1,838,293	0.26%
18	VICTORIAN WORKCOVER AUTHORITY	1,678,549	0.24%
19	CSS BOARD	1,676,833	0.24%
20	HEALTH SUPER PTY LTD	1,600,454	0.23%
	Total for Top 20	344,486,710	48.65%
	Total other investors	363,663,300	51.35%
	Grand total	708,150,010	100.00%

The on-market buyback ended on Friday 2 September 2005.

SUBSTANTIAL SHAREHOLDERS

Barclays Global Investors Australia Limited, by a notice of initial substantial holder dated 10 March 2003, advised that it and its associates were entitled to 39,730,425 ordinary shares.

AXA and AXA Asia Pacific Holdings Limited, by a notice of change in interests of a substantial holder dated 25 August 2005, advised that it and its associates were entitled to 46,760,523 ordinary shares.

CORPORATE DIRECTORY



DIRECTORS
G J Kraehe AO Chairman
R J McNeilly Deputy Chairman
K C Adams Managing Director and Chief Executive Officer
D J Grady
H K McCann AM
P J Rizzo
Y P Tan

SECRETARY
M G Barron

EXECUTIVE LEADERSHIP TEAM
K C Adams Managing Director and Chief Executive Officer

N Cornish President Australian and New Zealand Industrial Markets

M Courtnall President Asian Building and Manufacturing Markets

I Cummin Executive Vice President People and Performance
B Kruger President Australian Manufacturing Markets

K Fagg President Australian Building and Logistics Solutions

L Hockridge President North America

G Hammond Acting Chief Financial Officer

NOTICE OF ANNUAL GENERAL MEETING
The Annual General Meeting (AGM) will be held:
Friday 11 November 2005
2 pm (local time)
The Grand Hyatt,
123 Collins Street, Melbourne, Australia

WEBCAST
The AGM will be webcast live on www.bluescopesteel.com and an archived version will be lodged on the website for viewing at a convenient time.

REGISTERED OFFICE
BlueScope Steel Centre
Level 11, 120 Collins Street,
Melbourne, Victoria 3000
Telephone: +61 3 9666 4000
Fax: +61 3 9666 4111

POSTAL ADDRESS
PO Box 18207, Collins Street East,
Melbourne, Victoria 8003

SHARE REGISTRAR
ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Victoria 3000
Telephone: 1300 855 998 (within Australia)
+61 3 9615 9130 (outside Australia)
General Fax: +61 3 9615 9900
Proxy Fax: +61 2 9287 0309
Website: www.asxperpetual.com.au
E-mail: bluescopesteel@asxperpetual.com.au

AUDITOR
Ernst & Young Chartered Accountants
Level 33, 120 Collins Street,
Melbourne, Victoria 3000

STOCK EXCHANGE
BlueScope Steel Limited shares are listed on the Australian Stock Exchange (ASX code: BSL).

WEBSITE ADDRESS
www.bluescopesteel.com

Design and production: ERD Design Commmunications **Photograpy:** Jean-Marc LaRoque, Peter Hyatt, Kenny Chai, David Lock, Chris Kappa, Peter Bennetts, Paul Bradshaw, CityLink photograph courtesy and copyright Transurban Limited **Priming:** Impact Printing **Paper:** PhoeniXmotion and Precision, Spicers Paper, produced with totally chlorine free pulp.

OPERATIONS AROUND THE WORLD

AUSTRALIA

STEEL PRODUCTION, ROLLING, COATING AND PAINTING FACILITIES
1 Port Kembla, NSW, Port Kembla Steelworks
1 Port Kembla, NSW, Springhill Works
2 Chullora, NSW
3 Hastings, VIC, Western Port Works
4 Acacia Ridge, QLD

CORPORATE OFFICE
5 Melbourne, VIC

SERVICE CENTRES
4 Acacia Ridge, QLD
1 CRM, Port Kembla, NSW
2 Chullora, NSW
6 Sunshine, VIC
7 Braeside, VIC
8 Wingfield, SA
9 WA Service Centre

BLUESCOPE LYSAGHT AUSTRALIA
10 Archerfield, QLD
11 Rocklea, QLD
12 Rockhampton, QLD
13 Mackay, QLD
14 Townsville, QLD
15 Cairns, QLD
16 Gold Coast, QLD
17 Toowoomba, QLD
2 Chullora, NSW
18 Emu Plains, NSW
19 Smithfield, NSW
20 Minchinbury, NSW
21 Smeaton Grange, NSW
22 Cardiff, NSW
23 Tamworth, NSW
24 Dubbo, NSW
25 Coffs Harbour, NSW
26 Albury, NSW
27 Queanbeyan, ACT
28 Lyndhurst, VIC
29 Dandenong, VIC
30 Campbellfield, VIC
31 Geelong, VIC
32 Hobart, TAS
33 Launceston, TAS
34 Devonport, TAS
35 Gillman, SA
36 Darwin, NT
37 Forrestfield, WA

BLUESCOPE WATER
38 Keysborough, VIC
39 St Marys, NSW
40 Unanderra, NSW
41 Beenleigh, QLD

THAILAND
42 Map Ta Phut, Rayong, BlueScope Steel Thailand

BLUESCOPE LYSAGHT THAILAND
43 Bangkok
44 Khon Kaen
42 Map Ta Phut, Rayong

MALAYSIA
45 Kapar, Selangor, BlueScope Steel Malaysia

BLUESCOPE LYSAGHT MALAYSIA
46 Shah Alam, Selangor
47 Kota Kinabalu, Sabah
48 Kuching Bintulu, Sarawak

INDONESIA
49 Cilegon, Java, BlueScope Steel Indonesia

BLUESCOPE LYSAGHT INDONESIA
50 Cibitung, Java
51 Medan, Sumatra
52 Surabaya, Java

VIETNAM
53 Ba Ria-Vung Tau Province, BlueScope Steel Vietnam (operational 2006)

BLUESCOPE LYSAGHT VIETNAM
54 Ho Chi Minh City
55 Hanoi

CHINA
56 Suzhou Province, BlueScope Steel China (operational 2006)

BLUESCOPE BUILDINGS
57 Shanghai
58 Tianjin
59 Langfang
60 Guangzhou
61 Chengdu

INDIA

BLUESCOPE BUILDINGS
62 Pune (operational 2006)
63 Chennai (operational 2007)
64 New Delhi (operational 2007)

OTHER BLUESCOPE LYSAGHT – ASIA PACIFIC
65 SINGAPORE – Jurong
66 BRUNEI – Bandar Seri Begawan
67 SRI LANKA – Colombo
68 TAIWAN – Kaohsiung
69 NEW CALEDONIA – Noumea
70 VANUATU – Port Vila
71 FIJI – Suva, Nadi and Lautoka

USA

CORPORATE OFFICE
72 Dallas, TX – Regional Headquarters

BUILDINGS GROUP MANUFACTURING PLANTS
73 Annville, PA
74 Laurinburg, NC
75 Jackson, TN
76 Visalia, CA
77 San Marcos, TX
78 Selmer, TN

BUILDINGS GROUP ADMINISTRATION AND ENGINEERING
79 Kansas City, MO
80 Birmingham, AL
81 Peoria, IL
82 Memphis, TN
83 Mason, OH

KORETECK
84 Staunton, VA

VISTAWALL MANUFACTURING PLANTS
85 Terrell, TX
86 Greeneville, TN

VISTAWALL SERVICE/ DISTRIBUTION CENTRES
87 Seattle, WA
88 San Francisco, CA
89 Sacramento, CA
90 Modesto, CA
91 Los Angeles, CA
92 Denver, CO
72 Dallas, TX
93 Houston, TX
94 Minneapolis, MN
95 Wausau, WI
96 St Louis, MO
97 Chicago, IL
98 Detroit, MI
99 Cincinnati, OH
100 Cleveland, OH
101 Warwick, RI
102 Washington, DC
103 Tucker, GA
104 Newnan, GA
105 Tampa, FL
106 Bristol, PA
107 Bloomsburg, PA

JOINT VENTURE OPERATING SITES
108 Delta, OH – North Star BlueScope Steel
109 Crawfordsville, IN – Castrip®

CANADA

BUILDINGS GROUP SALES OFFICE
110 Burlington, ONT
111 Edmonton, Alberta

MEXICO

BUTLER GROUP MANUFACTURING PLANT
112 Monterrey, Nuevo Leon

NEW ZEALAND
113 Glenbrook – New Zealand Steel
114 Waikato North Head – Ironsands Mine
115 Taharoa – Ironsands Mine



111
87
94
95
110
97
98
100
81
89
109
108
106
101
88
92
79
96
99
107
73
90
83
102
76
84
74
82
78
91
75
86
80
104
103
72
85
93
77
105
112

Level 11, 120 Collins Street
Melbourne, Victoria 3000 Australia
www.bluescopesteel.com


9 320075 044664

SEC File
No. 82-34676


BLUESCOPE
STEEL

NOTICE OF ANNUAL GENERAL MEETING 2005




NOTICE OF MEETING AND
INFORMATION FOR SHAREHOLDERS

BLUESCOPE STEEL LIMITED ABN 16 000 011 058

Level 11, 120 Collins Street, Melbourne, Victoria 3000 Australia
Tel: +61 3 9666 4000 Fax: +61 3 9666 4111 www.bluescopesteel.com


BLUESCOPE
STEEL

Office of the Chairman

10 October 2005

Dear Shareholder

We have just completed an outstanding year for BlueScope Steel. I am delighted to invite you, as a shareholder, to attend BlueScope Steel Limited's 2005 Annual General Meeting.

The meeting will be held on **Friday,.11 November 2005** at **The Grand Hyatt, 123 Collins Street, Melbourne, Victoria**, commencing at 2.00 pm (Melbourne time). Registration desks will be open from 12.30 pm. I suggest that you arrive early to avoid queues and minimise any delays.

Enclosed are your 2005 Annual Report (unless requested otherwise) and Notice of Annual General Meeting together with the following documents:

- A personalised proxy form. If you do not intend to attend the meeting, you should complete and return this form in the envelope provided, or fax it to the number noted at the top of the form. Alternatively, you can lodge your proxy on-line at the BlueScope Steel website www.bluescopesteel.com/investors;
- A form to elect to receive information on BlueScope Steel (including your Annual Report, meeting documents and dividend advices) by electronic means (e-mail) and dividend payments by direct credit (Electronic Communications Form); and
- A business reply paid envelope, or a return address envelope (if your registered address is outside Australia) for the return of any completed proxy and electronic communications form.

If you will be attending in person and not voting by proxy, please present your proxy form to assist with your registration at the meeting.

The ordinary business to be conducted at the 2005 Annual General Meeting will involve considering the 2005 Annual Report, adoption of the remuneration report and election of directors (Mr Graham Kraehe and Mr Tan Yam Pin are retiring by rotation). Special business includes an increase in the non-executive directors' remuneration, approval of an award of Share Rights to the Managing Director and CEO, Mr Kirby Adams, modifications to the Constitution and reinsertion of the proportional take-over provisions.

I look forward to welcoming you to the meeting.

Yours sincerely,

GRAHAM KRAEHE, AO
CHAIRMAN

NOTICE OF MEETING AND INFORMATION FOR SHAREHOLDERS

Notice is given that the 2005 Annual General Meeting of BlueScope Steel Limited ('the Company') will be held at The Grand Hyatt Melbourne, 123 Collins Street, Melbourne on Friday 11 November 2005 at 2.00 pm (Melbourne time).

ORDINARY BUSINESS

1. ANNUAL REPORT

To receive and consider the Annual Report, Financial Statements and the reports of the Directors and the auditor for the year ended 30 June 2005.

2. REMUNERATION REPORT

To adopt the Remuneration Report (which is contained in the Directors' Report) for the year ended 30 June 2005.

Note: the vote on this resolution is advisory only and does not bind the Directors or the Company.

3. ELECTION OF DIRECTORS

(a) Messrs Graham Kraehe and Tan Yam Pin retire by rotation in accordance with the Company's Constitution and, being eligible, offer themselves for re-election.

(b) Ms Karen Dynon, who has given notice of her candidature, offers herself for election.

As Mr Kraehe is standing for re-election, Mr Ron McNeilly will chair the meeting for this item.

SPECIAL BUSINESS

4. NON-EXECUTIVE DIRECTORS' REMUNERATION

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That the total amount or value of the remuneration payable to Non-Executive Directors for the purpose of rule 11.9 of the Company's Constitution be increased from a maximum amount of $1,750,000 per annum (inclusive of superannuation contributions) to a maximum amount of $2,250,000 per annum (inclusive of superannuation contributions).'

5. APPROVAL OF GRANT OF SHARE RIGHTS TO THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That the grant of share rights to the Managing Director and Chief Executive Officer, Mr Kirby Adams, under the Long Term Incentive Plan as described in the Explanatory Notes to this Notice of 2005 Annual General Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.'

Voting exclusion statement

The Company will disregard any votes cast on resolutions 4 or 5 by Mr Adams, any other Director of the Company, or any of their associates, unless:

- the vote is cast as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form; or
- the vote is cast by a person chairing the meeting as proxy (or its corporate representative), for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. MODIFICATIONS TO THE CONSTITUTION

To consider and, if thought fit, to pass the following resolution as a special resolution:

'That the Constitution of BlueScope Steel Limited be modified with immediate effect, in the manner set out in the Explanatory Notes included in this Notice.'

7. REINSERTION OF PROPORTIONAL TAKEOVER PROVISIONS

To consider and, if thought fit, to pass the following resolution as a special resolution:

'That proportional takeover provisions in the form of rules 6.12 to 6.16 (inclusive) of the proposed modified Constitution are reinserted into the Constitution for a period of 3 years commencing immediately.'

PROXY INFORMATION

- A member who is entitled to attend and cast a vote at the 2005 Annual General Meeting may appoint a proxy.
- A proxy need not be a member.
- A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.
- The following addresses and facsimile number are specified for the purposes of receipt of proxy appointments:

ADDRESSES

By hand:

BlueScope Steel Share Registry
c/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Victoria, 3000
Facsimile: +61 2 9287 0309

By mail:

BlueScope Steel Share Registry
c/- ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South, NSW, 1235

Electronic proxy voting:

www.bluescopesteel.com/investors

- To be effective, the instrument by which a proxy is appointed by a member and, if the instrument is signed by the member's attorney, the authority under which the instrument is signed or a certified copy of the authority, must be received by the Company at least 48 hours before the meeting.
- For more information concerning the appointment of proxies and the addresses to which proxy forms may be sent, please refer to the proxy form.

VOTING ENTITLEMENTS

- The Board has determined that for the purposes of the meeting, shares will be taken to be held by those persons recorded on the Company's share register as at 7.00 pm on Wednesday, 9 November 2005.

By order of the Board

Michael Barron
Company Secretary
Melbourne, 7 October 2005

EXPLANATORY NOTES

ITEM 1. ANNUAL REPORT

The Annual Report, Financial Statements and the reports of the Directors and the auditor for the year ended 30 June 2005 will be presented for consideration.

ITEM 2. REMUNERATION REPORT

The Remuneration Report forms part of the Directors' Report, and is included in the Company's Annual Report for the year ended 30 June 2005. The Remuneration Report is also available on the Company's website **www.bluescopesteel.com** or by contacting the Company's share registry on 1300 855 998.

Following on from changes to the *Corporations Act 2001*, the Company is seeking the adoption of the Remuneration Report by shareholders for the first time at the 2005 Annual General Meeting. As required by applicable law, this item will also be considered at future annual general meetings.

The Remuneration Report:

- explains the Company's remuneration policy and its relationship with the Company's performance;
- contains the remuneration details of the Directors and the specified executives of the Company; and
- explains the incentive arrangements in place for the Company's employees.

While they are not legally restrained from voting, the Directors and the executives specifically named in the Remuneration Report will not vote on the resolution, otherwise than as a proxy for another shareholder and in accordance with the directions of that shareholder.

DIRECTORS' RECOMMENDATION

The Directors unanimously recommend that you vote in favour of this advisory resolution.

ITEM 3. CANDIDATES FOR ELECTION AS DIRECTORS

Messrs Kraehe and Tan retire by rotation. Each of these Directors, being eligible, offers himself for re-election.

Ms Dynon has also lodged notice of her nomination for election as a Director.

Although 3 candidates are standing for election as a Director, a maximum of 2 candidates may be elected in accordance with the Company's Constitution. As the number of candidates exceeds the number of positions available, it is proposed that this item will be decided by a poll (rather than by a show of hands).

As only 2 of the candidates may be elected as Directors:

- you should vote in favour of **only 2** candidates; and
- you should vote against the remaining candidate.

To be elected, a candidate must receive more votes "for" than "against". If all candidates satisfy this criterion, then the 2 candidates with the most votes in favour of their election will be declared elected.

As Mr Kraehe is standing for re-election, Mr Ron McNeilly will chair the meeting for this item. Mr McNeilly intends to vote undirected proxies in favour of the re-election of Messrs Kraehe and Tan and against the election of Ms Dynon.

Other members of the Board support the re-election of Messrs Kraehe and Tan, and do not support Ms Dynon's candidature for election.

Biographical information on Messrs Kraehe and Tan is set out below. Additionally, information on their independence, for the purposes of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, is contained in the Corporate Governance Statement, which forms part of the Annual Report. The Board has conducted a formal assessment of the individual contributions of Mr Kraehe and Mr Tan, who are retiring in accordance with the Company's Constitution and offer themselves for re-election.



GRAHAM KRAEHE AO

Chairman BEc

Mr Kraehe has been a member of the Board as an independent Director and Chairman since the Company listed in 2002.

He has extensive background in manufacturing and was Managing Director and Chief Executive Officer of Southcorp Limited from 1994 to February 2001. Mr Kraehe brings skills and experience in manufacturing management and in companies with substantial and geographically diverse industrial operations.

He has experience with a wide range of organisations, which is relevant in his role as Chairman.

Mr Kraehe is currently a board member of Djerriwarrh Investments Limited and a member of the Business Council of Australia. He was Chairman of the National Australia Bank Limited until he resigned as a Director in September 2005 and is a former Non-Executive Director of News Corporation Limited and Brambles Limited.

Mr Kraehe resides in Victoria. Age: 63



TAN YAM PIN

Non-Executive Director (Independent), BEc (Hons), MBA, CA

Director since: May 2003.

Mr Tan is a chartered accountant by profession, formerly the Managing Director of Fraser and Neave Group, one of South-East Asia's leading public companies, and Chief Executive Officer of its subsidiary company, Asia Pacific Breweries Limited. He has been a Member of the Public Service Commission of Singapore since 1990. He is Chairman of PowerSereya Limited (Singapore) and is also a member of the Supervisory Board of The East Asiatic Company Limited A/S (Denmark), Keppel Land Limited (Singapore), Singapore Post Limited, Great Eastern Holdings Limited, CISCO Security Pte Ltd and International Enterprise Singapore. He resigned as director of FHTK Holdings Ltd (Singapore) in 2004.

Mr Tan brings extensive knowledge of Asian markets, an area of strategic importance to the Company and has financial and leadership skills that complement the existing Board.

Mr Tan resides in Singapore. Age 64.

KAREN DYNON

Biographical information for Ms Dynon was not available for inclusion.

ITEM 4. NON-EXECUTIVE DIRECTORS' REMUNERATION

Under the Company's Constitution and in accordance with the ASX Listing Rules, shareholders in general meeting determine the aggregate sum payable by way of fees to Non-Executive Directors from time to time.

Rule 11.9 of the Constitution provides that the maximum aggregate value or payment to Non-Executive Directors is $1,750,000 per annum (inclusive of superannuation) unless otherwise determined by shareholders by ordinary resolution. This maximum aggregate value has applied since the Company's listing in July 2002 and was set in the Company's Constitution adopted prior to its listing. The proposal is to increase the maximum aggregate amount of fees to $2,250,000 per annum (inclusive of superannuation).

Currently, the Chairman and the Deputy Chairman are paid an annual fee which is inclusive of Board Committee fees. Other Non-Executive Directors are entitled to an additional annual fee where they perform other Board duties by serving on Board Committees or representing the Board in Company business activities. All Non-Executive Director fees are inclusive of retirement benefits. It is the policy of the Board that Non-Executive Directors do not receive Company funded retirement benefits, apart from superannuation payments guaranteed by statute.

Further details of the fees paid to Non-Executive Directors are set out in the Company's Remuneration Report.

Based on the current levels of remuneration set for Non-Executive Directors the total aggregate remuneration is approximately $1,360,000 (based on 6 Non-Executive Directors).

Mr John Crabb retired as a Director on 28 July 2004. Appointment of another director, would increase the current annualised remuneration for Non-Executive Directors to an amount in excess of $1,500,000.

The Board believes it appropriate to seek shareholder approval to raise the maximum remuneration payable to $2,250,000 per annum (inclusive of superannuation).

Approval of this revised limit will give the Board the flexibility to appoint new Directors and scope to expand the membership of Board Committees. It is envisaged that any increase in the cap would only be used to meet the remuneration requirements of any new Directors and to take account of increases in current levels of remuneration over the foreseeable future. Reviews of Non-Executive Directors' fees are conducted annually, with reference to external consultants and industry information. Specific increases in the remuneration paid to Non-Executive Directors reflect not only market rates, but also the growth in the demands placed on Non-Executive Directors.

For example, in the last financial year, the Board travelled extensively to the Company's operations throughout Australasia and North America. In the current year, they have visited operations in Asia and will visit operations throughout Australia. In addition, changes to the law and the increased regulatory requirements mean that Directors are spending more time on governance issues to oversee effectively the efficient and proper management of the affairs of the Company.

Non-Executive Directors will continue to be required to salary sacrifice a minimum of 10% of their remuneration each year to be utilised to acquire BlueScope Steel shares and it is expected that over time each Director will accumulate a shareholding in BlueScope Steel equivalent in value to the annual amount of their Director's fees.

ITEM 5. APPROVAL OF GRANT OF SHARE RIGHTS TO THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

It is proposed that Mr Kirby Adams, the Managing Director and Chief Executive Officer of the Company, be awarded rights to be provided fully paid ordinary shares in the Company ("**Share Rights**") under the Company's Long Term Incentive Plan. Under ASX Listing Rule 10.14, shareholder approval is required before Mr Adams can acquire shares in the Company under the Long Term Incentive Plan.

The Share Rights are proposed to be granted to Mr Adams as part of his long term incentive arrangements and to ensure that Mr Adams' interests are aligned with those of shareholders, with the effect that rewards will be provided to Mr Adams in line with the Company's long term performance.

PROPOSED GRANT OF SHARE RIGHTS

It is proposed that Mr Adams be granted one tranche of Share Rights shortly after the date of the 2005 Annual General Meeting (the **2005 Award tranche**). It is also proposed that, subject to the Board being satisfied that further grants are appropriate, Mr Adams will be awarded up to 2 additional tranches of Share Rights, with an effective date of:

- 31 August 2006 – (**2006 Award tranche**); and
- 31 August 2007 – (**2007 Award tranche**).

The number of Share Rights under the 2005 Award tranche will be 163,900. This number was determined by dividing Mr Adams' base salary at 1 September 2005, by the volume weighted average price (VWAP) of the Company's shares traded on ASX for the 5 trading days up to and including 31 August 2005. Subject to the Board determining (in its absolute discretion) that a 2006 Award tranche and a 2007 Award tranche are appropriate, the number of Share Rights to be awarded in each of these tranches will be determined by dividing a specified proportion of Mr Adams' base salary as at 1 September 2006 (or 2007, as the case may be) by the VWAP of the Company's shares traded on ASX for the 5 trading days up to and including 31 August 2006 (or 2007, as the case may be). The specified proportion will not exceed 100% of Mr Adams' base salary.

SHARE RIGHTS

Subject to the rules of the Long Term Incentive Plan, each Share Right will entitle Mr Adams to be provided one fully paid ordinary share in the Company upon exercise after they vest.

No amount is payable by Mr Adams in respect of the award of Share Rights, or the exercise of a Share Right.

Mr Adams will be liable for income tax in respect of the Share Rights in accordance with applicable tax laws. No financial assistance is, or will be, provided by the Company to Mr Adams in respect of the tax liability arising from the award or exercise of the Share Rights.

THE 2005 AWARD TRANCHE

Set out below is a summary of the terms that apply to the 2005 Award tranche.

Vesting Of Share Rights 2005 Award tranche

Except in certain circumstances mentioned below, Share Rights in the 2005 Award tranche will vest only to the extent that the Total Shareholder Return (**TSR**) performance condition is met. Vesting will depend on a comparison of the Company's TSR performance relative to the TSR performance of the comparator group over the performance period. The performance period for the 2005 Award tranche will be 1 September 2005 to 31 August 2008.

The comparator group for the 2005 Award tranche consists of the companies in the ASX/S&P 100 index as at 31 August 2005.

TSR is, broadly speaking, share price growth plus dividends reinvested.

Accordingly, the Company's TSR performance ranking against the TSR performance of the comparator group at the end of the performance period for the 2005 Award tranche will determine whether Mr Adams may exercise his Share Rights and, if so, the number of them.

No Share Rights vest in the 2005 Award tranche until the Company's relative TSR performance reaches the 51st percentile. At the 51st percentile, 52% of Share Rights vest. Above the 51st percentile, the number of Share Rights that may be exercised will be pro rated between the 51st percentile and the 75th percentile.

At the 75th percentile (or above), 100% of Share Rights vest.

The following table provides an overview of the percentage of Share Rights, which vest at various percentile outcomes.

If the percentile ranking of the Company at the end of the performance period is...	...then the percentage of Share Rights which vest is...
50th percentile or below	No Share Rights vest
51st percentile	52% of Share Rights vest
60th percentile	70% of Share Rights vest
70th percentile	90% of Share Rights vest
75th or above	100%

Exercise and Lapse of Share Rights 2005 Award tranche

If a Share Right vests, Mr Adams can exercise the Share Right and be provided with a fully paid ordinary share in the Company. Share Rights that vest can be exercised at any time before 31 October 2010. Upon exercise, shares would be acquired for Mr Adams by the trustee of the Long Term Incentive Plan trust by way of subscription for new shares or on-market purchase with funds provided by the Company.

If none, or only some, of the Share Rights vest at the end of the initial performance period, there will be up to 4 subsequent performance periods measured from 31 August 2005. The subsequent performance periods for the 2005 Award tranche are the periods from 31 August 2005 to 28 February 2009, 31 August 2009, 28 February 2010 and 31 August 2010, respectively.

The end of a subsequent performance period is referred to as a Retest Date. The number of outstanding Share Rights in the 2005 Award tranche that then vest following retesting at the end of a subsequent performance period will be calculated by:

- determining how many Share Rights out of the total granted would vest after testing the Company's TSR percentile ranking at the end of the relevant subsequent performance period; and
- deducting the number of Share Rights that have previously vested (if any).

There is a proviso that for outstanding Share Rights to vest following a subsequent performance period, the percentile ranking as at the Retest Date must be greater than the highest percentile ranking of the Company at the end of any previous performance period.

The terms of the 2005 Award tranche provide for retesting against the performance condition as described above to recognise that the Company operates in a cyclical industry and the Company's share price reflects, to some degree in the short term, the market's forward looking view of global steel prices rather than Company performance.

The performance of the Company's share price relative to the share prices of companies in the comparator group is a key determinant of the Company's TSR percentile ranking.

If Share Rights have not vested following the last Retest Date, those Share Rights will lapse.

Ceasing employment 2005 Award tranche

Unvested Share Rights in the 2005 Award tranche will lapse if Mr Adams ceases to be employed because of termination for cause.

Unvested Share Rights in the 2005 Award tranche lapse if Mr Adams resigns, subject to the discretion of the Board to decide that the number of unvested Share Rights that are to lapse is to be pro rated to reflect his period of service during the relevant performance period and that those Share Rights will vest only if the relevant performance hurdles are satisfied.

If Mr Adams ceases to be employed because of death or disability, all his unvested Share Rights will vest. Vesting in these circumstances would occur without regard to performance hurdles.

In the event of agreed retirement or redundancy, the number of unvested Share Rights would be reduced pro rata to reflect the period of service. That reduced number of Share Rights would vest only if and when the relevant performance hurdles are satisfied.

Where Mr Adams holds vested Share Rights at the time of ceasing employment, or unvested Share Rights vest upon ceasing employment in the circumstances described above, Mr Adams can exercise those Share Rights at any time before the earlier of 6 months after cessation of employment or 31 October 2010.

Change of control 2005 Award tranche

If, at any time while there are Share Rights which have not lapsed or been exercised, a takeover bid is made to acquire the whole of the issued ordinary share capital of the Company or a transaction is announced by the Company which, if implemented, would result in a person acquiring more than 50% of the issued shares in the Company, then the Board would permit the Share Rights to vest provided the performance hurdles have been met at that time.

2006 AWARD TRANCHE AND 2007 AWARD TRANCHE

If the Board determines that it is appropriate for Mr Adams to be awarded a 2006 Award tranche and a 2007 Award tranche, the terms of these awards will be at least as stringent as the performance conditions and terms applying to the 2005 Award tranche.

Whether the Board awards Mr Adams a 2006 Award tranche or a 2007 Award tranche will be based on an assessment conducted around the time of the proposed effective dates of the awards (outlined above). The Board will take into account a number of factors at that time, including Mr Adams' performance, the Company's performance and the benefits that have been delivered to shareholders. The award of a 2006 Award tranche and a 2007 Award tranche is not automatic.

ADDITIONAL INFORMATION

In accordance with the ASX Listing Rules, the following additional information is provided concerning the Share Rights to be awarded to Mr Adams under the Company's Long Term Incentive Plan:

- Pursuant to shareholder approval at the 2004 Annual General Meeting, Mr Adams was awarded 181,200 Share Rights under the Long Term Incentive Plan in October 2004.
- Mr Adams is the only Director who is entitled to participate in the Long Term Incentive Plan.
- There is no loan scheme in relation to the Long Term Incentive Plan (or Share Rights awarded under it).
- Details of any Share Rights awarded and shares provided to Mr Adams under the Long Term Incentive Scheme will be published in each annual report of the Company relating to the period in which the Share Rights and shares have been provided, along with a statement that approval for the provision of Share Rights and shares was obtained under ASX Listing Rule 10.14.
- Any person referred to in ASX Listing Rule 10.14 who becomes entitled to participate in the Long Term Incentive Plan after this resolution is passed and who was not named in this Notice of Meeting will not participate until approval is obtained under ASX Listing Rule 10.14.
- Any Share Rights to be granted to Mr Adams under the Long Term Incentive Plan in the 2005 Award tranche, a 2006 Award tranche (if made) and a 2007 Award tranche (if made) will be granted at the times referred to above for each tranche, and in any event, before 11 November 2008.

DIRECTORS' RECOMMENDATION

The Directors (other than Mr Adams) recommend that shareholders vote in favour of item 5. Being the recipient of the award, it is not appropriate for Mr Adams to make a recommendation.

ITEMS 6 & 7

A copy of the Company's Constitution, marked up to show the modifications that would be effected by passing the resolutions in item 6, is available for review before the meeting on the Company's website at **www.bluescopesteel.com**. You can also obtain a copy free of charge by contacting the Company's Share Registry, ASX Perpetual Registrars Limited on 1300 855 998 between 8.30 am and 5.30 pm (Melbourne time) weekdays.

The proposed proportional takeover provisions being reinserted by item 7 appear (unmarked) as rules 6.12 to 6.16.

ITEM 6. MODIFICATIONS TO THE CONSTITUTION

The Company's Constitution was adopted prior to the Company becoming listed in 2002, whilst the Company was still a wholly owned subsidiary of BHP Billiton Limited. Since that time, there have been a number of amendments to the Corporations Act and the ASX Listing Rules. There have also been significant developments in corporate governance principles and general corporate and commercial practice for ASX listed companies.

The Directors propose that the Constitution be modified to take account of these changes and developments, in order to ensure it is consistent with the regulatory regimes, to ensure it can operate consistently with contemporary principles of good governance and corporate and commercial practice, and to facilitate the efficient activities of the Company.

Many of the proposed modifications are administrative or relatively minor in nature. The principal changes that are proposed are outlined below:

1.1 Changes flowing from law or Listing Rules changes

It is proposed that some definitions in the Constitution be updated to reflect changes and terminology in the Corporations Act and the ASX Listing Rules (for example, 'executive officer' in the Act has been replaced by 'senior manager'). Other amendments reflecting changes in the law include to provide for the appointment of corporate proxies, to remove the requirement that Directors over 72 years of age must retire each year, and the extension of the time for receipt of certain Director nominations.

1.2 Changes related to governance issues

These changes are designed to bring the Constitution into line with current best practice in relation to corporate governance. The proposed amendments include clarifying the provisions relating to eligibility and timing for nomination as a Director (including specifying that a partner or employee of the auditor is ineligible to be a Director, and setting a default window for receipt of external nominations of between 90 and 45 business days from the date of the meeting), and Directors' disclosure of interests (by allowing the Directors to make regulations requiring disclosure of interests of Directors and their associates).

1.3 Changes relating to streamlining general meeting procedures

A number of changes have been proposed to assist the orderly conduct of general meetings of the Company, and the protection of absent shareholders, all in accordance with contemporary corporate practices. The amendments include provisions relating to the form and receipt of notices of meeting, procedures for raising matters at a general meeting which have not been included in the notice of meeting, clarification of the provisions relating to attendance and voting entitlements of proxies, attorneys, representatives and other invitees, codifying the powers of the Chairman in relation to the conduct of the meeting (including postponing the meeting if there is not enough room at the venue, delegating admission functions and identifying and resolving voting entitlement issues), provision for cancellation or postponement of a meeting in certain circumstances (such as where the announced arrangements would be impractical, or where this is necessary for the efficient conduct of the meeting), and clarification of the provisions relating to taking a poll (including by introducing a power to suspend a meeting to count a poll) and the resolution of disputes relating to a poll.

1.4 Changes relating to officers' entitlements

These changes are intended to bring the Constitution into line with current corporate practice. The amendments proposed include provisions clarifying directors' and officers' indemnity entitlements (including to clarify that the Directors' existing right to be indemnified extends to related costs and expenses, and that it may be called upon in relation to an expense that has been incurred but is not yet payable, as well as clarifying that indemnity deeds may extend to liabilities incurred where the Director is an officer of a subsidiary of the Company).

1.5 Changes relating to the internal administration of the Company

The Company's practices and procedures have undergone significant development since the Company was listed in 2002. However, constitutional limitations on the Directors' power to delegate responsibilities and authority have in some circumstances restricted the Company's implementation of efficient corporate practice. The proposed amendments relating to internal administration include clarifying the Directors' powers of delegation (including specifying who can be a delegate and how their delegated powers may be given, changed and revoked by the Directors), as well as clarification of some of the provisions relating to Directors' office (including to provide that unless the Directors determine otherwise, a Director who ceases to be an employee of the Company or subsidiary, thereby ceases to be a Director), meetings and resolutions, notices (including introducing a specific deemed time of receipt for notices related to general meetings) and the appointment and role of an Alternate Director.

1.6 Changes related to capital management and financial matters

These changes are designed to clarify the powers of various persons in relation to shareholdings and transactions relating to shares. The changes also clarify the Directors' powers in relation to forfeiture and transfers of shares and other securities (including to clarify that the Company may participate in electronic or computerised systems or share transfers that are endorsed by ASX, to specify that a holding lock can be imposed where the Company has a lien or an employee share plan prohibits transfers, and to clarify that interest on unpaid calls on partly paid share accrues daily and may be capitalised monthly). The rights of persons in relation to liens over shares, and the Directors' power to issue preference shares are also clarified.

DIRECTORS' RECOMMENDATION

The Directors unanimously recommend that shareholders vote in favour of the resolution in item 6.

ITEM 7. REINSERTION OF PROPORTIONAL TAKEOVER PROVISIONS

Under the Corporations Act, a company may include provisions in its constitution to enable it to refuse to register shares acquired under a proportional takeover bid unless a resolution approving the bid is passed by shareholders.

Provisions requiring shareholder approval of a proportional takeover bid were adopted as rules 6.10 to 6.14 of the Constitution prior to the Company becoming listed on 15 July 2002. These provisions had effect for 3 years. The Directors consider it in the interests of shareholders to reinsert these provisions into the Constitution. If the resolution in item 7 is passed, the proposed proportional takeover provisions (in rules 6.12 to 6.16 of the proposed modified Constitution) will be reinserted for a further 3 years from the time the resolution is passed.

Where the approval of members is sought to reinsert proportional takeover provisions, the Corporations Act requires certain information to be included in the notice of meeting. That information is set out below.

(a) Proportional takeover bid

A proportional takeover bid is a takeover bid where the offer made to each shareholder is only for a proportion of that shareholder's shares.

(b) Effect of proportional takeover provisions

If a proportional takeover bid is made, the Directors must ensure that a resolution of shareholders to approve the takeover bid is voted on, in general, more than 14 days before the last day of the bid period. The vote is decided on a simple majority and each person (other than the bidder and their associates) who, as at the end of the day on which the first offer under the bid was made, held bid class securities, is entitled to vote. If the resolution is not passed, transfers giving effect to takeover contracts for the bid will not be registered and the offer will be taken to have been withdrawn. If the resolution is not voted on, the bid will be taken to have been approved.

If the bid is approved (or taken to have been approved), the transfers must be registered (provided they comply with other provisions of the Corporations Act and the Constitution).

The proportional takeover approval provisions do not apply to full takeover bids and will only apply until 3 years after the date of reinsertion. The provisions may be renewed for a further term, but only by a special resolution of shareholders.

(c) Reasons for proportional takeover provisions

A proportional takeover bid may result in control of the Company changing without shareholders having the opportunity to dispose of all their shares. Shareholders are exposed to the risk of being left as a minority in the Company and the risk of the bidder being able to acquire control of the Company without payment of an adequate control premium.

These provisions allow shareholders to decide whether a proportional takeover bid is acceptable in principle, and assist in ensuring that any partial bid is appropriately priced.

(d) Knowledge of any acquisition proposals

As at the date this notice of meeting was prepared, no Director of the Company is aware of any proposal by any person to acquire or to increase a substantial interest in the Company.

(e) Potential advantages and disadvantages

The Directors consider that the proportional takeover provisions have no potential advantages or disadvantages for them and that they remain free to make a recommendation on whether an offer under a proportional takeover bid should be accepted.

The potential advantages for shareholders of the proportional takeover provisions include:

- Shareholders have the right to decide by majority vote whether an offer under a proportional takeover bid should proceed;
- They may help shareholders to avoid being locked in as a minority;
- They increase shareholders' bargaining power and may assist in ensuring that any proportional takeover bid is adequately priced; and
- Knowing the view of the majority of shareholders may help each individual shareholder assess the likely outcome of the proportional takeover bid and decide whether to accept or reject an offer under the bid.

The potential disadvantages for shareholders include:

- proportional takeover bids for shares in the Company may be discouraged;
- shareholders may lose an opportunity to sell some of their shares at a premium; and
- the likelihood of a proportional takeover succeeding may be reduced.

While the previous proportional takeover provisions were in effect, there were no full or proportional takeover bids for the Company. Therefore there has been no example against which to review the advantages or disadvantages of the provisions for the Directors and shareholders respectively, however, the Directors are not aware of any potential takeover bid that was discouraged by these provisions.

The Directors do not believe the potential disadvantages outweigh the potential advantages of reinserting the proportional takeover provisions for a further 3 years.

DIRECTORS' RECOMMENDATION

The Directors unanimously recommend that shareholders vote in favour of the resolution in item 7.

VENUE LOCATION

BlueScope Steel Limited
Annual General Meeting
The Grand Hyatt Melbourne, 123 Collins Street, Melbourne
Friday 11 November 2005 at 2.00 pm (Melbourne time).


Parliament Station
P
THE GRAND HYATT
P
P
P
Flinders Street Station
P


BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058

Please return your Proxy forms to:
ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone (within Australia): 1300 855 998
Telephone (outside Australia): +61 (0)3 9615 9130
Facsimile: +61 (0)2 9287 0309
ASX Code: BSL
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of BlueScope Steel Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy ☐

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 2.00pm on Friday, 11 November 2005 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

B **To direct your proxy how to vote on any resolution please insert X in the appropriate box below.**

ORDINARY BUSINESS	For	Against	Abstain*
Resolution 2 To adopt the remuneration report for the year ended 30 June 2005 (the vote on this resolution is advisory only)	☐	☐	☐
Resolution 3 – Election of Directors (you may only mark the "For" box for up to 2 candidates otherwise your votes will be invalid)			
To re-elect Mr Graham Kraehe as a Director	☐	☐	☐
To re-elect Mr Tan Yam Pin as a Director	☐	☐	☐
To elect Ms Karen Dynon as a Director	☐	☐	☐

only 2 out of the 3 candidates may be elected

SPECIAL BUSINESS	For	Against	Abstain*
Resolution 4 Approve Non-Executive Directors' remuneration	☐	☐	☐
Resolution 5 Approve grant of share rights to the Managing Director and Chief Executive Officer	☐	☐	☐
Resolution 6 Approve modifications to the Constitution	☐	☐	☐
Resolution 7 Approve reinsertion of proportional takeover provisions	☐	☐	☐

For Item 3, the Chairman of the Meeting intends to vote undirected proxies in favour of the re-election of Mr Kraehe and Mr Tan and against the election of Ms Dynon.

Voting on Item 3 – election and re-election of directors (How votes are counted)

To be successfully elected or re-elected as a director, a candidate must receive more votes "For" than "Against". If the 3 candidates each receive more votes "For" than "Against", the 2 candidates elected will be those who receive the highest number of "For" votes.

C ☐ **IMPORTANT: FOR ITEMS 4 AND 5 ABOVE**
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 4 and 5 above, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even though he has an interest in the outcome of that Item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4 and 5 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 4 and 5.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).